
04030999

June 17, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No. 82-4395

Dear Sirs:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from April 1 2004 to May 31 2004.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

dlw 6/29

Regards,

By: [signature]

Takahiro Yazawa
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4460, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED
FROM APRIL 1, 2004 TO MAY 31, 2004

A. JAPANESE LANGUAGE DOCUMENTS

1. Brief Statement of Annual Financial Results and Forecast dated May 24, 2004 (English translation attached) (Exhibit A1(a), A1(b))

2. Public Announcements (summary English translations attached):

(a) "Change of Representative Directors" dated April 1, 2004 (Exhibit A2(a)).
(b) "Revision of Fiscal Year 2003 Earnings Forecast for Its Consolidated Subsidiary, Sakura KCS Corporation" dated April 19, 2004 (Exhibit A2(b)).
(c) "Revision of Earnings Forecast for Fiscal Year 2003 for Its Consolidated Subsidiary, The Minato Bank, Limited " dated April 26, 2004 (Exhibit A2(c)).
(d) "Revision of Consolidated Earnings Forecast for Fiscal 2003 Ended March 31, 2004" dated April 28, 2004 (Exhibit A2(d)).
(e) "Revision of Earnings Forecast For Fiscal Year ended March 31, 2004 (Fiscal 2003) for Its Consolidated Subsidiary, Kansai Urban Banking Corporation" dated April 30, 2004 (Exhibit A2(e)).
(f) "Correction in Capital Ratio as of September 30, 2003" dated May 24, 2004 (Exhibit A2(f)).

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平成16年 3月期　決算短信(連結)

平成16年5月24日

上場会社名　株式会社 三井住友フィナンシャルグループ　上場取引所　東証・大証・名証
コード番号　8316　本社所在都道府県　東京都
(URL http://www.smfg.co.jp)
代表者　取締役社長　西川善文
問合せ先責任者　財務部副部長　正脇久昌
決算取締役会開催日　平成16年5月24日　TEL (03)5512-3411
米国会計基準採用の有無　無　特定取引勘定設置の有無　有

File No. 82-4395
Exhibit A1(a)

1．平成16年3月期の連結業績（平成15年4月1日～平成16年3月31日）

(1) 連結経営成績

（注）記載金額は百万円未満を切り捨てて表示しております。

	経常収益		経常利益		当期純利益	
	百万円	%	百万円	%	百万円	%
平成16年3月期	3,552,510	(1.3)	342,844	(—)	330,414	(—)
平成15年3月期	3,506,386	(—)	△ 515,749	(—)	△ 465,359	(—)

	1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	経常収益経常利益率
	円 銭	円 銭	%	%	%
平成16年3月期	52,314 76	35,865 20	31.7	0.3	9.7
平成15年3月期	△ 84,324 99	—	△ 43.0	△ 0.5	△ 14.7

(注) ① 持分法投資損益　平成16年3月期　15,700 百万円
　　　　　　　　　　平成15年3月期　5,718 百万円
② 期中平均株式数(連結)　平成16年3月期　5,760,808 株
　　　　　　　　　　平成15年3月期　5,707,451 株
③ 会計処理の方法の変更　有（別添連結貸借対照表の注記13参照）
④ 経常収益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2) 連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本	連結自己資本比率（第一基準）
	百万円	百万円	%	円 銭	%
平成16年3月期	102,215,172	3,070,942	3.0	215,454 84	[速報値] 11.37
平成15年3月期	104,607,449	2,424,074	2.3	106,577 05	10.10

(注) 期末発行済株式数(連結)　平成16年3月期　5,781,284 株
　　　　　　　　　　平成15年3月期　5,740,942 株

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
平成16年3月期	3,522,118	△ 3,028,346	137,134	3,529,479
平成15年3月期	5,443,200	△ 4,623,917	△ 43,919	2,900,991

(4) 連結範囲及び持分法の適用に関する事項

連結子会社数　165 社　持分法適用の非連結子会社数　4 社　持分法適用の関連会社数　44 社

(5) 連結範囲及び持分法の適用の異動状況（平成15年3月期末対比）

連結　(新規)　13 社　(除外)　18 社　持分法　(新規)　3 社　(除外)　2 社

2．平成17年3月期の連結業績予想(平成16年4月1日～平成17年3月31日)

	経常収益	経常利益	当期純利益
	百万円	百万円	百万円
中間期	1,700,000	270,000	150,000
通期	3,400,000	650,000	330,000

（参考）1株当たり予想当期純利益(通期)　52,057 円 74 銭

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化し得ることにご留意ください。

○期中平均株式数（連結）

	平成16年3月期	平成15年3月期
普通株式	5,760,808株	5,707,451株
第一種優先株式（第1回第一種優先株式）	67,000株	67,000株
第二種優先株式（第2回第一種優先株式）	100,000株	100,000株
第三種優先株式（第五種優先株式）	800,000株	800,000株
第1-12回第四種優先株式	50,100株	7,138株
第13回第四種優先株式	114,999株	6,301株

（注）1. 平成15年3月期の期中平均株式数は、当社設立前の旧三井住友銀行の株式数（株式移転比率調整後）を通算した、年間ベースの平均株式数であります。

2. （　）内は旧三井住友銀行における優先株式の名称であります。

○期末発行済株式数（連結）

	平成16年3月期	平成15年3月期
普通株式	5,781,284株	5,740,942株
第一種優先株式（第1回第一種優先株式）	67,000株	67,000株
第二種優先株式（第2回第一種優先株式）	100,000株	100,000株
第三種優先株式（第五種優先株式）	800,000株	800,000株
第1-12回第四種優先株式	50,100株	50,100株
第13回第四種優先株式	114,999株	115,000株

（注）（　）内は旧三井住友銀行における優先株式の名称であります。

【参考】

○株主資本当期純利益率

$$\frac{\text{当期純利益－優先株式配当金総額}}{\{（\text{期首株主資本－期首発行済優先株式数×発行価額}）＋（\text{期末株主資本－期末発行済優先株式数×発行価額}）\}÷2} \times 100$$

○1株当たり予想当期純利益

$$\frac{\text{予想当期純利益－予想優先株式配当金総額}}{\text{期末発行済普通株式数（除く自己株式）}}$$

Ｉ．企業集団の状況

当社グループ（当社および当社の関係会社）は、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております。

グループ会社のうち連結子会社は１６５社、持分法適用会社は４８社であります。

（□は連結子会社、○は持分法適用会社。）


株式会社三井住友フィナンシャルグループ
銀行業
主な関係会社
＜国内＞
□株式会社三井住友銀行
□株式会社みなと銀行（東京・大阪各証券取引所市場第一部上場）
□株式会社関西アーバン銀行（大阪証券取引所市場第一部上場）
□株式会社ジャパンネット銀行（インターネット専業銀行）
□ＳＭＢＣ信用保証株式会社（信用保証業務）
＜海外＞
□Sumitomo Mitsui Banking Corporation Europe Limited
□Manufacturers Bank
□Sumitomo Mitsui Banking Corporation of Canada
□Banco Sumitomo Mitsui Brasileiro S.A.
□PT Bank Sumitomo Mitsui Indonesia
リース業
主な関係会社
＜国内＞
□三井住友銀リース株式会社
□三井住友銀オートリース株式会社
＜海外＞
□SMBC Leasing and Finance, Inc.
その他事業
主な関係会社
＜国内＞
□三井住友カード株式会社（クレジットカード業務）
□さくらカード株式会社（クレジットカード業務）
□アットローン株式会社（個人向けローン業務）
□ＳＭＢＣキャピタル株式会社（ベンチャーキャピタル業務）
□ＳＭＢＣコンサルティング株式会社（情報提供サービス業務）
□ＳＭＢＣファイナンスサービス株式会社（融資業務、ファクタリング業務、集金代行業務）
□フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
□ＳＭＢＣフレンド証券株式会社（東京・大阪・名古屋各証券取引所市場第一部上場）（証券業務）
□株式会社日本総合研究所（システム開発・情報処理業務、コンサルティング業務、シンクタンク業務）
□株式会社さくらケーシーエス（大阪証券取引所市場第二部上場）（システム開発・情報処理業務）
□さくら情報システム株式会社（システム開発・情報処理業務）
□ＳＭＦＧ企業再生債権回収株式会社（債権管理回収業務）
○大和証券エスエムビーシー株式会社（ホールセール証券業務）
○大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）
○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）
○株式会社クオーク（個品割賦あっせん・総合割賦あっせん業務）
＜海外＞
□SMBC Capital Markets, Inc.（スワップ業務、投融資業務）
□SMBC Capital Markets Limited（スワップ業務）
□SMBC Securities, Inc.（証券業務）
□Sumitomo Mitsui Finance Australia Limited（投融資業務）

Ⅱ．経営方針

1．経営の基本方針

当社は経営理念として以下を定めております。

○　お客様に、より一層価値あるサービスを提供し、お客様と共に発展する。

○　事業の発展を通じて、株主価値の永続的な増大を図る。

○　勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

こうした経営理念の下、当社は、グループ収益力の向上と財務体質の強化を図り、企業価値の向上を実現していくことを経営の基本方針としております。

2．利益配分に関する基本方針

当社は、銀行持株会社としての公共性に鑑み、健全経営確保の観点から、当社グループ全体の内部留保の充実に留意しつつ、グローバルスタンダードに基づく株主重視の考え方に則った利益配分を行う方針であります。

3．目標とする経営指標

自己資本比率（BIS 基準ベース）10％以上を維持しつつ、当面は、公的資金の早期返済に向けて、収益力の強化を通じた剰余金の積上げを図ります。

4．中長期的な経営戦略

当社は、「バランスシートのクリーンアップ」と「収益力の強化」を通じ、財務基盤の強化を図るとともに、着実に当期利益を計上し、剰余金の積上げを図ってまいります。まず、バランスシートのクリーンアップとして、三井住友銀行は、平成 15 年度・16 年度の 2 年間を不良債権の「集中処理期間」と位置付け、平成 16 年度末までに不良債権比率を半減することを目標に取り組みを強化、昨年度は、2.4 兆円を超える大幅な削減を行いました。この結果、平成 16 年 3 月末の不良債権残高（金融再生法開示債権残高）は、当初の残高目標である 3.9 兆円を 1 兆円以上下回り、約 2.8 兆円となりました。また、保有株式については、株価変動リスク削減のため、Tier1（自己資本の基本的項目）の 50％程度を目標に、着実に残高圧縮を進めております。昨年度は、約 9,300 億円の保有株式売却を実施致しました。

また、収益力の強化として、①お客様のニーズに対して、グループ総合力に基づく質の高いサービスを提供することによるビジネスボリュームの拡大、②リスク・リターンの向上、収益性の高い分野への経営資源の傾斜配分等を通じた資本効率の向上、③ローコストオペレーションの徹底によるコスト競争力の強化、の 3 点に取り組んでおります。この成果として、三井住友銀行は、平成 13 年 4 月の合併以降、3 年連続で業務純益 1 兆円を達成致しました。

5．対処すべき課題

当社は、引き続き「バランスシートのクリーンアップ」と「収益力の強化」の二点を経営課題として注力してまいります。

第一に、当社は今年度をバランスシートのクリーンアップの総仕上げの年と位置付け、不良債権の削減と保有株式の圧縮に努めてまいります。不良債権につきましては、引き続き積極的なオフバランス化を図るとともに、企業再生・劣化防止の取り組みを強化し、今年度末までの不良債権比率半減の確実な達成に向け、一層の削減に取り組んでまいります。また、保有株式につきましては、平成 18 年 9 月末より適用される株式保有制限の水準を既にクリアしてお

りますが、今年度も更なる残高圧縮を図ってまいります。

第二に、当社は、三井住友銀行、三井住友カード、三井住友銀リース、日本総合研究所、大和証券エスエムビーシー、大和住銀投信投資顧問等、強力な事業基盤を有するグループ各社を擁しておりますが、各社のビジネスを一層強化するとともに、相互の連携を一段と進めることでグループ全体の収益力を強化してまいります。具体的には、三井住友銀行の法人ビジネスにおける、ビジネスセレクトローン・Nファンド等の中堅・中小企業向けリスクテイク型貸金、個人ビジネスにおける、投資信託・個人年金保険・住宅ローン販売等のコンサルティングビジネスといった、既に高い競争優位性を持つビジネスを、機能特化型の軽量チャネルやSMBCコンサルティングプラザの拡充等を通じ、一層強化してまいります。加えて、シンジケーションをはじめとする市場型間接金融、大和証券エスエムビーシーとの協働を含めた投資銀行業務、三井住友カード等グループ各社との連携によるコンシューマー・ファイナンスの強化等を通じ、収益力増強に努めてまいります。

当社は、こうした取り組みの着実な成果をお示しすることにより、当社に対する市場の総合的評価を向上させてまいりたいと考えております。

なお、当社及び当社グループの経営成績又は財政状態に影響を及ぼす可能性のある事業その他に関するリスクには、主に次のようなものがあります。当社は、これらリスク発生の可能性を認識したうえで、発生を回避するための施策を講じるとともに、発生した場合には迅速かつ適切な対応に努める所存であります。

- 不良債権残高及び与信関係費用が増加するリスク
- 保有株式に係るリスク
- トレーディング業務、保有債券等に係るリスク
- 為替リスク
- 自己資本比率が悪化するリスク
- 当社グループに対する外部格付が低下するリスク
- 当社グループのビジネス戦略が奏功しないリスク
- 各種の規制及び制度等（法律、政策及び会計制度等）の変更に伴うリスク

（注）上記の事項は、決算発表日現在において認識しているものであります。

6．コーポレート・ガバナンスに関する基本的な考え方及びその施策の実施状況

コーポレートガバナンスに関する基本的な考え方

当社およびグループ各社では、コーポレートガバナンスの強化・充実を経営上の最優先課題のひとつと位置付けており、「経営理念」「ビジネス・エシックス」の遵守を通じて、健全経営の堅持、株主価値の永続的な向上、社会の健全な発展への貢献等の実現に努めております。

<経営理念>

○お客様に、より一層価値あるサービスを提供し、お客様と共に発展する。
○事業の発展を通じて、株主価値の永続的な増大を図る。
○勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

<ビジネス・エシックス>

○お客様本位の徹底
私たちは、お客様に支持される企業集団を目指します。そのために、常にお客様のニーズに合致するサービスが何かを考え、最良のサービスを提供することにより、お客様の満足と信頼を獲得します。

○健全経営の堅持
私たちは、自己責任原則に基づき、公正、透明かつ健全な経営を堅持する企業集団を目指します。そのために、株主、お客様、社会等のステークホルダーとの健全な関係を維持しつつ、効率性と長期的視点に立った業務運営、適時かつ正確な情報開示を通じ、持続的な成長と健全な財務体質を堅持します。

○社会発展への貢献
私たちは、社会の健全な発展に貢献する企業集団を目指します。そのために、企業の公共的使命と社会的責任を自覚し、広く内外経済・産業の安定的な発展に貢献する業務運営に努めると共に、「良き企業市民」として社会貢献に努めます。

○自由闊達な企業風土
私たちは、役職員が誇りを持ちいきいきと働ける企業集団を目指します。そのために、人間性を尊重すると共に、高い専門性を持つ人材を育成し、もって、自由闊達な企業風土を醸成します。

○コンプライアンス
私たちは、常にコンプライアンスを意識する企業集団を目指します。そのために、私たちは、業務の遂行において常に、私たちのビジネス・エシックスを意識すると共に、監査や検査の指摘に対する速やかな行動を確保し、もって、法令諸規則や社会の良識に則した企業集団を確立します。

会社の機関・内部統制システム

（役員の状況）

当社では監査役制度を採用しています。
役員は取締役８名、監査役５名の体制となっておりますが、このうち取締役２名、監査役３名は社外からの選任であります。
社外取締役には、当社の業務執行の適法性確保の観点から、専門家（公認会計士・弁護士）を選任しております。

（取締役会の運営）

取締役会は原則として月１回開催されていますが、取締役会の議長には取締役会長が就任、業務全般を統括する取締役社長との分離を図っております。

また、取締役会の機能を補完するため、取締役会の内部には「リスク管理委員会」「報酬委員会」および「人事委員会」という３つの委員会を設けていますが、社外取締役はすべての内部委員会の委員（報酬委員会は社外取締役が委員長）に就任しており、業務執行から離れた客観的な審議が行われる体制を構築しております。

○リスク管理委員会

グループ全体のリスク管理およびコンプライアンスに関する次の事項等を審議します。

1．リスク管理の方針および体制に関する事項

2．その他経営に重大な影響を与えうる異例な事項

○報酬委員会

当社および三井住友銀行の取締役および執行役員に関する次の事項等を審議します。

1．報酬および賞与に関する事項

2．その他報酬に関する重要事項

○人事委員会

当社および三井住友銀行の取締役に関する次の事項等を審議します。

1．取締役候補者の選定に関する事項

2．役付取締役の選任および代表取締役の選任に関する事項

3．その他取締役の人事に関する重要事項

(監査役の活動)

監査役は、取締役会をはじめとした当社の重要な会議に出席し取締役等から営業の報告を聞くとともに、重要な決裁書類等の閲覧、内部監査部署や子会社、会計監査人からの報告聴取等を通じて、当社・子会社の業務執行状況の監査を実施しております。

(業務執行)

取締役会の下に、グループ全体の業務執行および経営管理に関する最高意思決定機関として「グループ経営会議」を設置し、取締役会で決定した基本方針に基づき、業務執行上の重要事項等について、グループ経営会議を構成する役員間での協議を行ったうえで取締役社長がその採否を決定しています。また、グループ各社の業務計画に関する事項については、「グループ戦略会議」を設け、当社およびグループ各社の経営レベルで意見交換・協議・報告を行っております。グループ各社の業務執行状況については、当社のグループ事業部担当役員がグループ各社の非常勤取締役に就任、社外取締役として監督を行っております。

(内部監査)

当社では、取締役会が株主利益の観点から業務執行を監督しているのとは別に、業務執行体制内においても自ら客観的な内部監査を実施すべく、監査部を設置しています。監査部は、当社グループの業務運営や資産の健全性の確保を目的に、内部監査を実施し、コンプライアンスやリスク管理を含む内部管理態勢の適切性・有効性を検証しています。また、グループ各社の内部監査機能を統括し、定例的に実施するグループ各社の内部監査実施状況のモニタリングを通じ、各社の内部管理体制の検証を行っています。これらの結果については、グループ経営

会議、取締役会に対して定例的に報告を行うとともに、これらを踏まえ、監査対象拠点や関連部署・グループ各社の内部監査部署に対する提言・指導を行っています。

（コンプライアンス）
当社では、グループ全体の健全かつ適切な業務運営を確保する観点から、次のようなコンプライアンス体制を整備、その充実を図っております。

○取締役会・グループ経営会議
取締役会・グループ経営会議では、コンプライアンスに関する重要な事項の決定を行うとともに、関連施策の進捗を把握し、必要に応じて、適宜指示を行っています。

○コンプライアンス委員会
コンプライアンス担当役員、関連部長のほか、諮問委員として外部有識者が参加する「コンプライアンス委員会」を設置し、グループ全体のコンプライアンス強化等に関する事項を審議しております。


株主総会
SMFG
会計監査人
外部
有識者
取締役会(8名)
リスク管理
委員会
人事委員会
報酬委員会
社外取締役(2名)
経営・
監督
監査役・
監査役会(5名)
社外監査役(3名)
監査役室
グループ経営会議
コンプライアンス
委員会
参加
グループ戦略会議
広報部
企画部
IR室
財務部
グループ
事業部
IT企画部
人事部
総務部
リスク
統括部
監査部
業務執行
監視/内部統制

Ⅲ．経営成績及び財政状態

１．当連結会計年度の概況

（１）損益

当連結会計年度は、引き続き業務改革等を通じて収益力の強化を図るとともに、経営全般の合理化推進により経費削減に努めました。

経常収益は、貸出金利息の減少等により資金運用収益が減少する一方、役務取引等収益、特定取引収益及びその他経常収益が増加したこと等を要因に、前連結会計年度対比１．３％増の３兆５，５２５億円となりました。また、経常費用は、預金利息の減少等により資金調達費用が減少したことや株式等償却及び株式売却損の減少等によりその他経常費用が減少したことを主因とし、前連結会計年度対比２０．２％減の３兆２，０９６億円となりました。

その結果、経常利益は３，４２８億円、特別損益等を勘案した当期純利益は３，３０４億円となりました。

（２）業容

預金は、前連結会計年度末対比２兆４，０２４億円増加して６５兆３，３３４億円となり、譲渡性預金は、同１兆３，３３５億円減少して３兆５，１９４億円となりました。

一方、貸出金は、同５兆７，００１億円減少し、５５兆３，８２８億円となりました。総資産は、同２兆３，９２２億減少し、１０２兆２，１５１億円となりました。

（３）純資産

純資産額は、当期純利益の計上及びその他有価証券評価差額金の増加等により、前連結会計年度末対比６，４６８億円増加して３兆７０９億円となりました。

（４）キャッシュ・フロー

当連結会計年度のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が３兆５，２２１億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が△３兆２８３億円、劣後調達等の「財務活動によるキャッシュ・フロー」が１，３７１億円となりました。その結果、当連結会計年度末の現金及び現金同等物の残高は３兆５，２９４億円となりました。

（５）セグメント

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の総資産シェアは、銀行業が９３（前連結会計年度対比△０）％、リース業が２（同＋０）％、その他事業が５（同△０）％、同経常収益シェアが、銀行業が６７（前連結会計年度対比△２）％、リース業が１８（同＋１）％、その他事業が１５（同＋１）％となりました。また、所在地別の内部取引消去前の総資産シェアは、日本が９１（前連結会計年度対比＋１）％、米州が４（同△２）％、欧州、アジア・オセアニアは、各々２（同＋０）％、３（同＋１）％、同経常収益シェアは、日本が９０（前連結会計年度対比＋６）％、米州が５（同△１）％、欧州、アジア・オセアニアは、各々２（同△４）％、３（同△１）％となりました。

（６）自己資本比率（第一基準）（速報値）

連結自己資本比率は、１１．３７％となりました。

２．平成１７年３月期の見通し

（１）業績全般に関する見通し

平成１７年３月期につきましては、強力な事業基盤を有するグループ各社のビジネスを一層強化するとともに、相互の連携を一段と進めることにより、グループ全体の収益力を強化してまいります。また、引き続き不良債権の削減と保有株式の圧縮に努め、バランスシートのクリーンアップを加速させてまいります。

業績の見通しは、連結経常収益３兆４，０００億円、連結経常利益６，５００億円、連結当期純利益３，３００億円を予想しております。

また、当社単体の業績の見通しは、営業収益２，６００億円、経常利益２，５５０億円、当期純利益２，５５０億円を予想しております。

（２）利益配分に関する見通し

当社の普通株式、優先株式の期末配当金につきましては、内部留保の水準を勘案し、次のとおりとする予定であります。なお、中間配当は実施致しません。

普通株式	１株当たり	４，０００円
第一種優先株式	１株当たり	１０，５００円
第二種優先株式	１株当たり	２８，５００円
第三種優先株式	１株当たり	１３，７００円
第１回～第12回第四種優先株式	１株当たり	１３５，０００円
第 13 回第四種優先株式	１株当たり	６７，５００円

Ⅳ．連結財務諸表等

連結財務諸表作成のための基本となる重要な事項

１．連結の範囲に関する事項
（１）連結子会社　　　　　　　　　１６５社

主要な会社名　　　株式会社三井住友銀行
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
ＳＭＢＣキャピタル株式会社
ＳＭＢＣファイナンスサービス株式会社
ＳＭＢＣフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

なお、ＳＭＦＧ企業再生債権回収株式会社他１１社は新規設立等により、当連結会計年度より連結子会社としております。
また、旧株式会社関西さわやか銀行は株式取得により当連結会計年度に連結子会社とし、旧株式会社関西銀行（株式会社関西アーバン銀行に商号変更）との合併により、当連結会計年度に連結子会社から除外しております。
さくらフレンド証券株式会社他５社は合併により、Sakura Global Capital Asia Limited 他３社は清算により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。また、エスエムビーシーエル・ケフェウス有限会社他６社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。

（２）非連結子会社

主要な会社名　　　SBCS Co.,Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他１１０社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。
また、その他の非連結子会社の総資産、経常収益、当期純損益(持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

２．持分法の適用に関する事項
（１）持分法適用の非連結子会社　　　　４社

主要な会社名　　　SBCS Co.,Ltd.

（２）持分法適用の関連会社　　　　　４４社

主要な会社名　　　大和証券エスエムビーシー株式会社
大和住銀投信投資顧問株式会社
三井住友アセットマネジメント株式会社
株式会社クオーク

なお、北海道マザーランド・キャピタル株式会社他２社は新規設立等により、当連結会計年度より持分法適用の関連会社としております。

ディーエルジェイディレクト・エスエフジー証券株式会社他１社は株式売却等により関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。

（３）持分法非適用の非連結子会社、関連会社

子会社エス・ビー・エル・マーキュリー有限会社他１１０社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第１０条第１項ただし書第２号により、持分法非適用にしております。

また、その他の持分法非適用の非連結子会社、関連会社の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

３．連結子会社の決算日等に関する事項

（１） 連結子会社の決算日は次のとおりであります。

９月末日	５社
１０月末日	１社
１２月末日	６５社
１月末日	２社
３月末日	９２社

当連結会計年度より、国内連結子会社１社において決算日を従来の１２月末日から３月末日へ変更しているため、連結財務諸表上、同社の損益は平成１５年１月１日から平成１６年３月３１日までの１５カ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。

（２） ９月末日を決算日とする連結子会社は、３月末日現在、１０月末日を決算日とする連結子会社については、１月末日現在で実施した仮決算に基づく財務諸表により、またその他の連結子会社については、それぞれの決算日の財務諸表により連結しております。

連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

４．会計処理基準に関する事項

連結貸借対照表注記、連結損益計算書注記に記載しております。

５．連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。

６．連結調整勘定の償却に関する事項

三井住友カード株式会社及び三井住友銀リース株式会社に係る連結調整勘定は５年間の定額償却、その他の連結調整勘定は発生年度に全額償却しております。

７．利益処分項目等の取扱いに関する事項

連結剰余金計算書は、連結会計年度において確定した利益処分に基づいて作成しております。

８．連結キャッシュ・フロー計算書における資金の範囲

連結キャッシュ・フロー計算書注記に記載しております。

連結貸借対照表

平成16年 3月31日現在

（金額単位　百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	5,328,950	預金	65,333,426
コールローン及び買入手形	360,509	譲渡性預金	3,519,464
買現先勘定	152,070	コールマネー及び売渡手形	6,292,495
債券貸借取引支払保証金	1,009,328	売現先勘定	1,098,449
買入金銭債権	480,847	債券貸借取引受入担保金	5,946,346
特定取引資産	3,306,780	コマーシャル・ペーパー	282,700
金銭の信託	3,749	特定取引負債	1,873,245
有価証券	27,049,901	借用金	2,360,474
貸出金	55,382,800	外国為替	572,755
外国為替	743,957	社債	4,002,965
その他資産	3,034,182	信託勘定借	36,032
動産不動産	984,060	その他負債	3,591,818
リース資産	991,781	賞与引当金	22,226
繰延税金資産	1,706,586	退職給付引当金	40,842
再評価に係る繰延税金資産	706	日本国際博覧会出展引当金	116
連結調整勘定	21,706	特別法上の引当金	862
支払承諾見返	3,079,738	繰延税金負債	40,181
貸倒引当金	△ 1,422,486	再評価に係る繰延税金負債	56,391
		支払承諾	3,079,738
		負債の部合計	98,150,534
		（少数株主持分）	
		少数株主持分	993,696
		（資本の部）	
		資本金	1,247,650
		資本剰余金	865,282
		利益剰余金	611,189
		土地再評価差額金	96,527
		その他有価証券評価差額金	325,013
		為替換算調整勘定	△ 71,764
		自己株式	△ 2,956
		資本の部合計	3,070,942
資産の部合計	102,215,172	負債、少数株主持分及び資本の部合計	102,215,172

連結貸借対照表注記

注１．記載金額は百万円未満を切り捨てて表示しております。

２．金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。

なお、連結子会社である三井住友銀行の特定取引目的の通貨スワップ取引に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当連結会計年度より、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づき総額で「特定取引資産」及び「特定取引負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他負債」が61,077百万円減少し、「特定取引資産」及び「特定取引負債」がそれぞれ19,741百万円及び80,818百万円増加しております。

３．有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。

４．金銭の信託において信託財産を構成している有価証券の評価は、上記２．及び３．と同じ方法により行っております。

５．デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

６．当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。

建　物　７年～50年
動　産　２年～20年

その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

７．自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として５年)に基づく定額法により償却しております。

８．連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。

国内銀行連結子会社の外貨建取引等の会計処理のうち、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引については、前連結会計年度は業種別監査委員会報告第25号等による経過措置を適用しておりましたが、当連結会計年度より、同報告の本則規定に基づくヘッジ会計を適用しております。

この変更に伴い、従来、期間損益計算していた当該為替スワップ取引を時価評価し、正味の債権及び債務を連結貸借対照表に計上したため、従来の方法によった場合に比べ、「その他資産」及び「その他負債」はそれぞれ1,035百万円増加しております。なお、この変更に伴う損益への影響はありません。

また、通貨スワップ取引及び先物外国為替取引等に係る円換算差金は、従来、純額で「その他資産」又は「その他負債」として計上しておりましたが、当連結会計年度より、業種別監査委員会報告第25号に基づき総額で「その他資産」及び「その他負債」に計上しております。この変更に伴い、従来の方法によった場合に比べ、「その他資産」及び「その他負債」がそれぞれ450,929百万円増加しております。

また､その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

９．主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下､「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下､「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、連結子会社である三井住友銀行においては、今後の管理に注意を要する債務者に対する債権のうち、当該債権の全部又は一部が下記21.の３カ月以上延滞債権又は下記22.の貸出条件緩和債権に分類された、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。なお、特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,236,148百万円であります。

10. 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

11. 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務　　　その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理

数理計算上の差異　各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

なお、会計基準変更時差異については、主として５年による按分額を費用処理しております。

連結子会社である三井住友銀行は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年１月26日に厚生労働大臣から将来分支給義務免除の認可を受けております。これに伴い、同行は、「退職給付会計に関する実務指針（中間報告）」（日本公認会計士協会会計制度委員会報告第13号）第47－２項に定める経過措置を適用し、当該認可の日において代行部分に係る退職給付債務及び返還相当額の年金資産を消滅したものとみなして会計処理を行っております。

本処理に伴う当連結会計年度における損益に与える影響額は、特別利益として59,095百万円を計上しております。

また、当連結会計年度末において測定された年金資産の返還相当額（最低責任準備金）は184,014百万円であります。

12. 当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

13. 連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。

前連結会計年度は、多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する「マクロヘッジ」について、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）による経過措置を適用しておりましたが、当連結会計年度からは、小口多数の金銭債権債務に対する包括ヘッジについて、同報告の本則規定を適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間毎にグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。

会計処理については、金融資産・負債から生じる金利リスクのヘッジ会計の方法として従来繰延ヘッジを適用しておりましたが、当連結会計年度における債券相場環境の変化に対応して債券に対するヘッジ取引の規模が拡大したことを踏まえ、ヘッジ取引の効果をより適切に財務諸表に反映させることを目的として、その他有価証券のうちＡＬＭ目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。この変更に伴い、従来の方法によった場合と比べ、「その他資産」及び「その他有価証券評価差額金」がそれぞれ28,948百万円及び13,923百万円減少し、「繰延税金資産」が9,528百万円増加しております。

また、従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、上記の変更に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、当連結会計年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は320,513百万円、繰延ヘッジ利益の総額は293,837百万円であります。

なお、その他の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。なお、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っています。

14. 連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、業種別監査委員会報告第25号の本則規定に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

15. デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

16. 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

17. 2005年に愛知県において開催される「2005年日本国際博覧会」(愛知万博)への出展費用に関し、日本国際博覧会出展引当金を計上しております。なお、この引当金は商法施行規則第43条に規定する引当金であり、租税特別措置法第57条の2の準備金を含んでおります。

18. 特別法上の引当金は、次のとおり計上しております。
  金融先物取引責任準備金　18百万円　金融先物取引法第82条の規定に基づく準備金であります。
  証券取引責任準備金　843百万円　証券取引法第51条の規定に基づく準備金であります。

19. 動産不動産の減価償却累計額　587,180百万円
  リース資産の減価償却累計額　1,528,311百万円

20. 貸出金のうち、破綻先債権額は96,413百万円、延滞債権額は1,767,862百万円であります。但し、左記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、7,522百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

21. 貸出金のうち、3カ月以上延滞債権額は51,538百万円であります。

なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

22. 貸出金のうち、貸出条件緩和債権額は1,382,168百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

23. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は3,297,981百万円であります。但し、左記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、7,522百万円であります。

なお、20. から23. に掲げた債権額は、貸倒引当金控除前の金額であります。

24. 手形割引は、業種別監査委員会報告第24号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は1,023,057百万円であります。

25. 担保に供している資産は次のとおりであります。

担保に供している資産

現金預け金	112,778百万円
特定取引資産	540,579百万円
有価証券	10,723,663百万円
貸出金	1,375,426百万円
その他資産(延払資産等)	1,056百万円
動産不動産	524百万円

担保資産に対応する債務

預金	15,276百万円
コールマネー及び売渡手形	5,175,669百万円
売現先勘定	1,055,508百万円
債券貸借取引受入担保金	5,700,206百万円
特定取引負債	203,599百万円
借用金	4,451百万円
その他負債	1,122百万円
支払承諾	141,835百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金42,537百万円、特定取引資産3,908百万円、有価証券6,801,910百万円及び貸出金55,000百万円を差し入れております。

また、動産不動産のうち保証金権利金は112,628百万円、その他資産のうち先物取引差入証拠金は8,130百万円であります。

26. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は663,546百万円、繰延ヘッジ利益の総額は564,122百万円であります。

27. 連結子会社である三井住友銀行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

また、その他の一部の連結子会社は、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金資産」又は「再評価に係る繰延税金負債」としてそれぞれ資産の部又は負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日

連結子会社である三井住友銀行　平成10年3月31日及び平成14年3月31日

その他の一部の連結子会社　平成11年3月31日、平成14年3月31日

同法律第3条第3項に定める再評価の方法

連結子会社である三井住友銀行　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

その他の一部の連結子会社　土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より16,497百万円下回っております。

28. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金770,003百万円が含まれております。

29. 社債には、劣後特約付社債1,661,881百万円が含まれております。

30. 1株当たり純資産額　215,454円84銭

31. 有価証券の時価、評価差額等に関する事項は次のとおりであります。これらには、「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中の貸付債権信託受益権等が含まれております。以下36. まで同様であります。

売買目的有価証券

連結貸借対照表計上額　1,170,727百万円

当連結会計年度の損益に含まれた評価差額　△1,707

満期保有目的の債券で時価のあるもの

	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	509,458百万円	500,930百万円	△8,527百万円	1,739百万円	10,266百万円
その他	17,272	18,374	1,101	1,101	-
合計	526,731	519,305	△7,425	2,840	10,266

その他有価証券で時価のあるもの

	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	2,234,577百万円	2,904,362百万円	669,784百万円	736,878百万円	67,094百万円
債券	15,604,771	15,501,515	△103,256	18,590	121,847
国債	14,028,689	13,939,482	△89,207	14,225	103,432
地方債	515,362	506,263	△9,098	1,075	10,173
社債	1,060,720	1,055,769	△4,950	3,289	8,240
その他	5,354,322	5,363,406	9,084	32,047	22,963
合計	23,193,672	23,769,285	575,612	787,517	211,904

なお、上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は23,452百万円(収益)であります。

また、時価ヘッジの適用の結果、資本直入処理の対象となる額は552,160百万円であり、同対象額から繰延税金負債225,259百万円を差し引いた額326,900百万円のうち少数株主持分相当額3,207百万円を控除した額に、持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額1,258百万円を加算した額324,951百万円が、「その他有価証券評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理(以下、「減損処理」という。)しております。当連結会計年度におけるこの減損処理額は5,625百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

32. 当連結会計年度中に売却した満期保有目的の債券は次のとおりであります。

	売却原価	売却額	売却損益	売却の理由
国債	21,063百万円	21,709百万円	645百万円	連結子会社であるみなと銀行における資金運用方針の変更
地方債	23,060	23,796	736	連結子会社であるみなと銀行における資金運用方針の変更
合 計	44,123	45,506	1,382	

33. 当連結会計年度中に売却したその他有価証券は次のとおりであります。

売却額	売却益	売却損
30,640,639百万円	281,085百万円	154,031百万円

34. 時価のない有価証券のうち、主なものの内容と連結貸借対照表計上額は、次のとおりであります。

内 容	連結貸借対照表計上額
満期保有目的の債券	
非上場外国証券	3,371百万円
その他	9,713
その他有価証券	
非上場株式(店頭売買株式を除く。)	532,446
非上場債券	1,596,199
非上場外国証券	316,217
その他	144,433

35. 連結子会社であるみなと銀行において、当連結会計年度中に資金運用方針の変更により、満期保有目的の債券の一部を償還期限前に売却したため、「金融商品会計に関する実務指針」(日本公認会計士協会会計制度委員会報告第14号)第83項により、当該連結子会社の残りの全ての満期保有目的の債券28,281百万円の保有目的区分をその他有価証券に変更しております。また、保有目的区分を変更した債券のうち、12,063百万円を当連結会計年度中に売却しており、これにより売却損益18百万円を計上しております。

この結果、満期保有目的の債券と同様の会計処理を行った場合に比べ、「有価証券」が35百万円増加し、「繰延税金資産」が14百万円減少し、「少数株主持分」及び「その他有価証券評価差額金」がそれぞれ19百万円及び1百万円増加しております。

36. その他有価証券のうち、満期があるもの及び満期保有目的の債券の期間ごとの償還予定額は次のとおりであります。

	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,879,079百万円	9,470,889百万円	3,999,979百万円	1,257,227百万円
国債	2,706,787	7,223,369	3,266,491	1,252,292
地方債	7,759	263,194	234,789	519
社債	164,531	1,984,324	498,698	4,415
その他	441,373	4,212,911	457,429	538,094
合計	3,320,453	13,683,800	4,457,409	1,795,322

37. 金銭の信託の保有目的別の内訳は次のとおりであります。

その他の金銭の信託	
取得原価	3,628百万円
連結貸借対照表計上額	3,749
評価差額	121
うち益	222
うち損	100

なお、上記の評価差額から繰延税金負債49百万円を差し引いた額72百万円が、「その他有価証券評価差額金」に含まれております。

38. 無担保の消費貸借契約(債券貸借取引)により貸し付けている有価証券が、「有価証券」中の国債及び株式に15,849百万円含まれております。また、使用貸借又は賃貸借契約により貸し付けている有価証券は、「有価証券」中の国債に99百万円含まれております。

無担保の消費貸借契約(債券貸借取引)により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する

有価証券で、(再)担保に差し入れている有価証券は1,022,170百万円、当連結会計年度末に当該処分をせずに所有しているものは165,047百万円であります。

39. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸付けることを約する契約であります。これらの契約に係る融資未実行残高は、32,634,541百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが29,806,280百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

40. 当連結会計年度末の退職給付債務等は以下のとおりであります。

退職給付債務	△892,421百万円
年金資産(時価)	709,353
未積立退職給付債務	△183,068
会計基準変更時差異の未処理額	17,876
未認識数理計算上の差異	215,420
未認識過去勤務債務(債務の減額)	△78,022
連結貸借対照表計上額の純額	△27,792
前払年金費用	13,049
退職給付引当金	△40,842

連結損益計算書

自　平成15年 4月 1日
至　平成16年 3月31日

(金額単位　百万円)

科目	金額
経常収益	3,552,510
資金運用収益	1,591,338
貸出金利息	1,167,622
有価証券利息配当金	256,600
コールローン利息及び買入手形利息	4,040
買現先利息	2,542
債券貸借取引受入利息	104
預け金利息	12,687
その他の受入利息	147,740
信託報酬	334
役務取引等収益	501,028
特定取引収益	305,011
その他業務収益	946,474
リース料収入	421,009
割賦売上高	198,261
その他の業務収益	327,203
その他経常収益	208,323
経常費用	3,209,665
資金調達費用	310,267
預金利息	104,644
譲渡性預金利息	3,535
コールマネー利息及び売渡手形利息	2,598
売現先利息	4,212
債券貸借取引支払利息	48,622
コマーシャル・ペーパー利息	236
借用金利息	43,561
社債利息	76,202
その他の支払利息	26,653
役務取引等費用	76,851
特定取引費用	916
その他業務費用	886,649
賃貸原価	374,432
割賦原価	180,994
その他の業務費用	331,222
営業経費	866,549
その他経常費用	1,068,430
経常利益	342,844
特別利益	117,020
動産不動産処分益	1,545
償却債権取立益	1,147
その他の特別利益	114,328
特別損失	54,971
動産不動産処分損	32,242
証券取引責任準備金繰入額	212
その他の特別損失	22,516
税金等調整前当期純利益	404,894
法人税、住民税及び事業税	24,289
法人税等調整額	8,593
少数株主利益	41,596
当期純利益	330,414

連結損益計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。
２．１株当たり当期純利益　52,314円76銭
３．潜在株式調整後１株当たり当期純利益　35,865円20銭
４．特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。
特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。
５．リース取引等に関する収益及び費用の計上基準は、次のとおりであります。
(1) リース取引のリース料収入の計上方法
主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。
(2) 割賦販売取引の売上高及び売上原価の計上方法
主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。
６．「その他経常収益」には、株式等売却益159,037百万円を含んでおります。
７．「その他経常費用」には、貸出金償却660,382百万円、延滞債権等を売却したことによる損失269,059百万円を含んでおります。
８．「その他の特別利益」には、厚生年金基金の代行部分の将来支給義務免除に係る利益59,095百万円、東京都外形標準課税訴訟の訴訟上の和解成立による還付税金38,236百万円及び還付加算金2,127百万円並びに貸倒引当金戻入益14,378百万円を含んでおります。
９．「その他の特別損失」には、退職給付会計導入に伴う会計基準変更時差異の費用処理額21,348百万円を含んでおります。

連結剰余金計算書

自　平成15年 4月 1日
至　平成16年 3月31日

(金額単位　百万円)

科目	金額
(資本剰余金の部)	
資本剰余金期首残高	856,237
資本剰余金増加高	9,044
自己株式処分差益	9,044
資本剰余金期末残高	865,282
(利益剰余金の部)	
利益剰余金期首残高	311,664
利益剰余金増加高	334,898
当期純利益	330,414
持分法適用会社の減少に伴う増加高	54
土地再評価差額金の取崩に伴う増加高	4,428
利益剰余金減少高	35,373
配当金	33,306
連結子会社の合併に伴う減少高	2,066
利益剰余金期末残高	611,189

(注)　記載金額は百万円未満を切り捨てて表示しております。

連結キャッシュ・フロー計算書

自　平成15年 4月 1日
至　平成16年 3月31日

（金額単位　百万円）

科目	金額
Ⅰ 営業活動によるキャッシュ・フロー	
税金等調整前当期純利益	404,894
動産不動産等減価償却費	82,464
リース資産減価償却費	336,271
連結調整勘定償却額	△ 4,260
持分法による投資損益（△）	△ 15,700
貸倒引当金の増加額	△ 824,917
債権売却損失引当金の増加額	△ 20,665
賞与引当金の増加額	221
退職給付引当金の増加額	△ 40,069
日本国際博覧会出展引当金の増加額	116
資金運用収益	△ 1,591,338
資金調達費用	310,267
有価証券関係損益（△）	△ 67,928
金銭の信託の運用損益（△）	△ 121
為替差損益（△）	407,340
動産不動産処分損益（△）	30,697
リース資産処分損益（△）	△ 1,870
特定取引資産の純増（△）減	1,131,864
特定取引負債の純増減（△）	△ 929,787
貸出金の純増（△）減	6,198,239
預金の純増減（△）	1,829,914
譲渡性預金の純増減（△）	△ 1,338,888
借用金（劣後特約付借入金を除く）の純増減（△）	△ 112,211
有利息預け金の純増（△）減	△ 1,299,305
コールローン等の純増（△）減	△ 318,516
債券貸借取引支払保証金の純増（△）減	971,914
コールマネー等の純増減（△）	△ 5,704,903
コマーシャル・ペーパーの純増減（△）	94,900
債券貸借取引受入担保金の純増減（△）	1,139,101
外国為替（資産）の純増（△）減	5,016
外国為替（負債）の純増減（△）	175,444
普通社債の発行・償還による純増減（△）	152,514
信託勘定借の純増減（△）	30,078
資金運用による収入	1,636,935
資金調達による支出	△ 336,704
取引約定未払金の純増減（△）	1,188,672
その他	27,099
小　計	3,546,782
法人税等の支払額	△ 24,664
営業活動によるキャッシュ・フロー	3,522,118
Ⅱ 投資活動によるキャッシュ・フロー	
有価証券の取得による支出	△ 47,305,660
有価証券の売却による収入	30,688,033
有価証券の償還による収入	13,967,819
金銭の信託の増加による支出	△ 21,225
金銭の信託の減少による収入	42,259
動産不動産の取得による支出	△ 80,932
動産不動産の売却による収入	20,839
リース資産の取得による支出	△ 368,159
リース資産の売却による収入	37,678
連結範囲の変更を伴う子会社株式の取得による支出	△ 8,999
投資活動によるキャッシュ・フロー	△ 3,028,346
Ⅲ 財務活動によるキャッシュ・フロー	
劣後特約付借入による収入	89,500
劣後特約付借入金の返済による支出	△ 195,000
劣後特約付社債・新株予約権付社債の発行による収入	436,453
劣後特約付社債・新株予約権付社債の償還による支出	△ 150,713
配当金支払額	△ 33,360
少数株主からの払込みによる収入	25
少数株主への配当金支払額	△ 33,196
自己株式の取得による支出	△ 632
自己株式の売却による収入	24,058
財務活動によるキャッシュ・フロー	137,134
Ⅳ 現金及び現金同等物に係る換算差額	△ 2,417
Ⅴ 現金及び現金同等物の増加額	628,488
Ⅵ 現金及び現金同等物の期首残高	2,900,991
Ⅶ 連結除外に伴う現金及び現金同等物の減少額	△0
Ⅷ 現金及び現金同等物の期末残高	3,529,479

連結キャッシュ・フロー計算書注記

注１．記載金額は百万円未満を切り捨てて表示しております。
２．連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。
３．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係は次のとおりであります。

平成16年3月31日現在

現金預け金勘定	5,328,950百万円
有利息預け金	△1,799,471百万円
現金及び現金同等物	3,529,479百万円

４．株式の取得により新たに旧株式会社関西さわやか銀行他２社を連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得のための支出（純額）との関係は次のとおりであります。

資産	800,118百万円	（うち貸出金　593,042百万円）
負債	△724,759百万円	（うち預金　△682,774百万円）
少数株主持分	△23,450百万円	
連結調整勘定	△13,136百万円	
上記３社株式の取得価額	38,773百万円	
上記３社現金及び現金同等物	△29,773百万円	
差引：上記３社取得のための支出	8,999百万円	

比較連結貸借対照表（主要内訳）

（金額単位　百万円）

科目＼年度別	当連結会計年度（平成16年 3月31日現在）(A)	前連結会計年度（平成15年 3月31日現在）(B)	比較 (A) − (B)
（資産の部）			
現金預け金	5,328,950	3,442,523	1,886,427
コールローン及び買入手形	360,509	187,563	172,946
買現先勘定	152,070	109,710	42,360
債券貸借取引支払保証金	1,009,328	1,981,243	△ 971,915
買入金銭債権	480,847	363,981	116,866
特定取引資産	3,306,780	4,495,396	△ 1,188,616
金銭の信託	3,749	24,629	△ 20,880
有価証券	27,049,901	24,118,520	2,931,381
貸出金	55,382,800	61,082,946	△ 5,700,146
外国為替	743,957	749,974	△ 6,017
その他資産	3,034,182	3,219,009	△ 184,827
動産不動産	984,060	1,007,905	△ 23,845
リース資産	991,781	996,344	△ 4,563
繰延税金資産	1,706,586	1,956,103	△ 249,517
再評価に係る繰延税金資産	706	724	△ 18
連結調整勘定	21,706	30,031	△ 8,325
支払承諾見返	3,079,738	3,084,383	△ 4,645
貸倒引当金	△ 1,422,486	△ 2,243,542	821,056
資産の部合計	102,215,172	104,607,449	△ 2,392,277
（負債の部）			
預金	65,333,426	62,931,007	2,402,419
譲渡性預金	3,519,464	4,853,017	△ 1,333,553
コールマネー及び売渡手形	6,292,495	8,953,084	△ 2,660,589
売現先勘定	1,098,449	4,144,735	△ 3,046,286
債券貸借取引受入担保金	5,946,346	4,807,245	1,139,101
コマーシャル・ペーパー	282,700	187,800	94,900
特定取引負債	1,873,245	2,851,391	△ 978,146
借用金	2,360,474	2,580,135	△ 219,661
外国為替	572,755	397,666	175,089
社債	4,002,965	3,583,754	419,211
信託勘定借	36,032	5,953	30,079
その他負債	3,591,818	2,558,956	1,032,862
賞与引当金	22,226	22,079	147
退職給付引当金	40,842	101,408	△ 60,566
債権売却損失引当金	−	20,665	△ 20,665
日本国際博覧会出展引当金	116	−	116
特別法上の引当金	862	649	213
繰延税金負債	40,181	43,930	△ 3,749
再評価に係る繰延税金負債	56,391	58,788	△ 2,397
支払承諾	3,079,738	3,084,383	△ 4,645
負債の部合計	98,150,534	101,186,654	△ 3,036,120
少数株主持分	993,696	996,720	△ 3,024
資本の部合計	3,070,942	2,424,074	646,868
負債、少数株主持分及び資本の部合計	102,215,172	104,607,449	△ 2,392,277

（注）記載金額は百万円未満を切り捨てて表示しております。

比較連結損益計算書（主要内訳）

（金額単位　百万円）

科目　＼　年度別	当連結会計年度 自 平成15年 4月 1日 至 平成16年 3月31日 （A）	前連結会計年度 自 平成14年 4月 1日 至 平成15年 3月31日 （B）	比較 （A）－（B）
経常収益	3,552,510	3,506,386	46,124
資金運用収益	1,591,338	1,816,908	△ 225,570
（うち貸出金利息）	(1,167,622)	(1,262,092)	(△ 94,470)
（うち有価証券利息配当金）	(256,600)	(268,261)	(△ 11,661)
信託報酬	334	7	327
役務取引等収益	501,028	424,238	76,790
特定取引収益	305,011	206,496	98,515
その他業務収益	946,474	946,957	△ 483
その他経常収益	208,323	111,776	96,547
経常費用	3,209,665	4,022,136	△ 812,471
資金調達費用	310,267	417,404	△ 107,137
（うち預金利息）	(104,644)	(152,373)	(△ 47,729)
役務取引等費用	76,851	71,338	5,513
特定取引費用	916	725	191
その他業務費用	886,649	721,134	165,515
営業経費	866,549	889,237	△ 22,688
その他経常費用	1,068,430	1,922,296	△ 853,866
経常利益	342,844	△ 515,749	858,593
特別利益	117,020	11,906	105,114
特別損失	54,971	87,071	△ 32,100
税金等調整前当期純利益	404,894	△ 590,914	995,808
法人税、住民税及び事業税	24,289	66,068	△ 41,779
法人税等調整額	8,593	△ 225,190	233,783
少数株主利益	41,596	33,567	8,029
当期純利益	330,414	△ 465,359	795,773

（注）記載金額は百万円未満を切り捨てて表示しております。

比較連結剰余金計算書（主要内訳）

（金額単位　百万円）

科目 ＼ 年度別	当連結会計年度 自 平成15年 4月 1日 至 平成16年 3月31日 （A）	前連結会計年度 自 平成14年 4月 1日 至 平成15年 3月31日 （B）	比較 （A）−（B）
（資本剰余金の部）			
資本剰余金期首残高	856,237	1,684,373	△ 828,136
資本準備金期首残高	−	1,326,758	△ 1,326,758
その他資本剰余金期首残高	−	357,614	△ 357,614
資本剰余金増加高	9,044	577,465	△ 568,421
資本剰余金減少高	−	1,405,601	△ 1,405,601
資本剰余金期末残高	865,282	856,237	9,045
（利益剰余金の部）			
利益剰余金期首残高	311,664	117,743	193,921
利益剰余金増加高	334,898	696,631	△ 361,733
利益剰余金減少高	35,373	502,710	△ 467,337
利益剰余金期末残高	611,189	311,664	299,525

（注）記載金額は百万円未満を切り捨てて表示しております。

比較連結キャッシュ・フロー計算書

(金額単位　百万円)

科目 ＼ 年度別	当連結会計年度 自 平成15年4月 1日 至 平成16年3月31日 (A)	前連結会計年度 自 平成14年4月 1日 至 平成15年3月31日 (B)	比較 (A) − (B)
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前当期純利益	404,894	△ 590,914	995,808
動産不動産等減価償却費	82,464	89,414	△ 6,950
リース資産減価償却費	336,271	312,562	23,709
連結調整勘定償却額	△ 4,260	10,171	△ 14,431
持分法による投資損益(△)	△ 15,700	△ 5,718	△ 9,982
貸倒引当金の増加額	△ 824,917	82,688	△ 907,605
債権売却損失引当金の増加額	△ 20,665	△ 65,706	45,041
賞与引当金の増加額	221	△ 140	361
退職給付引当金の増加額	△ 40,069	△ 47,563	7,494
日本国際博覧会出展引当金の増加額	116	−	116
資金運用収益	△ 1,591,338	△ 1,816,908	225,570
資金調達費用	310,267	417,404	△ 107,137
有価証券関係損益(△)	△ 67,928	471,528	△ 539,456
金銭の信託の運用損益(△)	△ 121	4,003	△ 4,124
為替差損益(△)	407,340	170,155	237,185
動産不動産処分損益(△)	30,697	33,301	△ 2,604
リース資産処分損益(△)	△ 1,870	1,505	△ 3,375
特定取引資産の純増(△)減	1,131,864	△ 1,253,569	2,385,433
特定取引負債の純増減(△)	△ 929,787	569,881	△ 1,499,668
貸出金の純増(△)減	6,198,239	2,472,161	3,726,078
預金の純増減(△)	1,829,914	△ 2,024,876	3,854,790
譲渡性預金の純増減(△)	△ 1,338,888	△ 1,806,894	468,006
借用金(劣後特約付借入金を除く)の純増減(△)	△ 112,211	△ 261,965	149,754
有利息預け金の純増(△)減	△ 1,299,305	2,947,705	△ 4,247,010
コールローン等の純増(△)減	△ 318,516	1,280,173	△ 1,598,689
債券貸借取引支払保証金の純増(△)減	971,914	1,039,276	△ 67,362
コールマネー等の純増減(△)	△ 5,704,903	902,660	△ 6,607,563
コマーシャル・ペーパーの純増減(△)	94,900	△ 979,700	1,074,600
債券貸借取引受入担保金の純増減(△)	1,139,101	1,632,445	△ 493,344
外国為替(資産)の純増(△)減	5,016	42,144	△ 37,128
外国為替(負債)の純増減(△)	175,444	99,013	76,431
普通社債の発行・償還による純増減(△)	152,514	457,319	△ 304,805
信託勘定借の純増減(△)	30,078	5,953	24,125
資金運用による収入	1,636,935	1,956,975	△ 320,040
資金調達による支出	△ 336,704	△ 464,798	128,094
取引約定未払金の純増減(△)	1,188,672	−	1,188,672
その他	27,099	△ 100,004	127,103
小計	3,546,782	5,579,686	△ 2,032,904
法人税等の支払額	△ 24,664	△ 136,485	111,821
営業活動によるキャッシュ・フロー	3,522,118	5,443,200	△ 1,921,082
Ⅱ 投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△ 47,305,660	△ 49,938,065	2,632,405
有価証券の売却による収入	30,688,033	37,711,992	△ 7,023,959
有価証券の償還による収入	13,967,819	7,907,363	6,060,456
金銭の信託の増加による支出	△ 21,225	△ 14,622	△ 6,603
金銭の信託の減少による収入	42,259	23,624	18,635
動産不動産の取得による支出	△ 80,932	△ 69,884	△ 11,048
動産不動産の売却による収入	20,839	73,677	△ 52,838
リース資産の取得による支出	△ 368,159	△ 336,512	△ 31,647
リース資産の売却による収入	37,678	33,900	3,778
連結範囲の変更を伴う子会社株式の取得による支出	△ 8,999	△ 15,444	6,445
連結範囲の変更を伴う子会社株式の売却による収入	−	53	△ 53
投資活動によるキャッシュ・フロー	△ 3,028,346	△ 4,623,917	1,595,571
Ⅲ 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入	89,500	165,000	△ 75,500
劣後特約付借入金の返済による支出	△ 195,000	△ 286,500	91,500
劣後特約付社債・新株予約権付社債の発行による収入	436,453	223,950	212,503
劣後特約付社債・新株予約権付社債の償還による支出	△ 150,713	△ 565,522	414,809
株式等の発行による収入	−	495,300	△ 495,300
配当金支払額	△ 33,360	△ 37,348	3,988
少数株主からの払込みによる収入	25	220	△ 195
少数株主への配当金支払額	△ 33,196	△ 39,621	6,425
自己株式の取得による支出	△ 632	△ 7,875	7,243
自己株式の売却による収入	24,058	8,479	15,579
財務活動によるキャッシュ・フロー	137,134	△ 43,919	181,053
Ⅳ 現金及び現金同等物に係る換算差額	△ 2,417	△ 2,629	212
Ⅴ 現金及び現金同等物の増加額	628,488	772,734	△ 144,246
Ⅵ 現金及び現金同等物の期首残高	2,900,991	2,128,742	772,249
Ⅶ 連結子会社の合併に伴う現金及び現金同等物の増加額	−	0	△ 0
Ⅷ 連結除外に伴う現金及び現金同等物の減少額	△0	△ 486	486
Ⅸ 現金及び現金同等物の期末残高	3,529,479	2,900,991	628,488

(注) 記載金額は百万円未満を切り捨てて表示しております。

Ｖ．セグメント情報

１．事業の種類別セグメント情報

当連結会計年度（自　平成１５年４月１日　　至　平成１６年３月３１日）　　（金額単位 百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ 経常収益						
(1) 外部顧客に対する経常収益	2,492,168	674,243	386,098	3,552,510	―	3,552,510
(2) セグメント間の内部経常収益	26,911	18,466	182,955	228,333	(228,333)	―
計	2,519,079	692,709	569,054	3,780,844	(228,333)	3,552,510
経常費用	2,295,451	658,092	472,737	3,426,281	(216,616)	3,209,665
経常利益	223,627	34,616	96,317	354,562	(11,717)	342,844
Ⅱ 資産、減価償却費及び資本的支出						
資産	99,062,021	1,815,963	5,940,301	106,818,286	(4,603,113)	102,215,172
減価償却費	66,809	336,392	19,043	422,245	9	422,255
資本的支出	91,870	371,350	28,906	492,127	33	492,161

(注) 1.事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2.各事業の主な内容
(1) 銀行業･･････････銀行業
(2) リース業････････リース業
(3) その他事業･･････証券、ｸﾚｼﾞｯﾄｶｰﾄﾞ、投融資、融資、ﾍﾞﾝﾁｬｰｷｬﾋﾟﾀﾙ、ｼｽﾃﾑ開発･情報処理業

3.資産のうち消去又は全社の項目に含めた全社資産の金額は3,409,122百万円であり、その主なものは当社の関係会社株式であります。

前連結会計年度（自　平成１４年４月１日　　至　平成１５年３月３１日）　　（金額単位 百万円）

	銀行業	リース業	その他事業	計	消去又は全社	連結
Ⅰ 経常収益						
(1) 外部顧客に対する経常収益	2,530,217	640,529	335,639	3,506,386	―	3,506,386
(2) セグメント間の内部経常収益	31,282	5,563	163,790	200,636	(200,636)	―
計	2,561,499	646,093	499,429	3,707,023	(200,636)	3,506,386
経常費用	3,130,721	622,237	447,163	4,200,122	(177,986)	4,022,136
経常利益	△569,221	23,855	52,265	△493,099	(22,650)	△515,749
Ⅱ 資産、減価償却費及び資本的支出						
資産	102,058,264	1,789,697	6,158,720	110,006,682	(5,399,232)	104,607,449
減価償却費	73,505	329,478	18,908	421,892	1	421,894
資本的支出	85,829	319,716	30,145	435,690	29	435,720

2．所在地別セグメント情報

当連結会計年度（自　平成１５年４月１日　　至　平成１６年３月３１日）　　　　　　　　　　　　　　　　　　　(金額単位 百万円)

	日　本	米　州	欧　州	アジア・オセアニア	計	消去又は全社	連　結
Ⅰ 経常収益							
(1) 外部顧客に対する経常収益	3,250,452	135,908	75,566	90,582	3,552,510	－	3,552,510
(2) セグメント間の内部経常収益	50,138	39,129	6,113	11,360	106,742	(106,742)	－
計	3,300,591	175,038	81,680	101,942	3,659,252	(106,742)	3,552,510
経常費用	3,067,985	109,837	65,586	59,397	3,302,806	(93,140)	3,209,665
経常利益	232,606	65,201	16,093	42,545	356,446	(13,601)	342,844
Ⅱ 資産	95,318,870	4,826,318	2,177,644	2,731,299	105,054,133	(2,838,960)	102,215,172

(注) 1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2. 米州にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、欧州には英国、ドイツ連邦共和国、フランス共和国等が、アジア・オセアニアには香港、シンガポール共和国、オーストラリア等が属しております。

3. 資産のうち消去又は全社の項目に含めた全社資産の金額は3,409,122百万円であり、その主なものは当社の関係会社株式であります。

前連結会計年度（自　平成１４年４月１日　　至　平成１５年３月31日）　　　　　　　　　　　　　　　　　　　(金額単位 百万円)

	日　本	米　州	欧　州	アジア・オセアニア	計	消去又は全社	連　結
Ⅰ 経常収益							
(1) 外部顧客に対する経常収益	3,033,860	173,224	174,353	124,948	3,506,386	－	3,506,386
(2) セグメント間の内部経常収益	66,249	48,741	32,144	26,912	174,048	(174,048)	－
計	3,100,110	221,966	206,498	151,860	3,680,435	(174,048)	3,506,386
経常費用	3,804,777	149,894	134,985	82,652	4,172,309	(150,172)	4,022,136
経常利益	△704,666	72,071	71,512	69,208	△491,873	(23,876)	△515,749
Ⅱ 資産	96,909,941	6,138,645	2,167,625	2,647,964	107,864,176	(3,256,726)	104,607,449

3．海外経常収益

（金額単位 百万円）

期別	海外経常収益	連結経常収益	海外経常収益の連結経常収益に占める割合
当連結会計年度 ［自 平成15年4月1日 至 平成16年3月31日］	302,057	3,552,510	% 8.5
前連結会計年度 ［自 平成14年4月1日 至 平成15年3月31日］	472,525	3,506,386	13.5

（注）1．一般企業の海外売上高に代えて、海外経常収益を記載しております。

2．海外経常収益は、連結子会社である三井住友銀行の海外店取引、並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

Ⅵ．生産、受注及び販売の状況

該当する情報がないので記載しておりません。

＜付表＞

（有価証券関係）

1．当連結会計年度（平成16年3月31日現在）

(注1)連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル･ペーパー及び短期社債、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。
(注2)子会社株式及び関連会社株式で時価のあるものについては、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

(金額単位 百万円)

	当連結会計年度（平成16年3月31日現在）	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,170,727	△1,707

(2) 満期保有目的の債券で時価のあるもの

(金額単位 百万円)

	当連結会計年度（平成16年3月31日現在）				
	連結貸借対照表計上額	時　価	差　額		
				うち益	うち損
国　債	509,458	500,930	△8,527	1,739	10,266
地方債	―	―	―	―	―
社　債	―	―	―	―	―
その他	17,272	18,374	1,101	1,101	―
合　計	526,731	519,305	△7,425	2,840	10,266

(注) 1. 時価は、当連結会計年度末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

(金額単位 百万円)

	当連結会計年度（平成16年3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株　式	2,234,577	2,904,362	669,784	736,878	67,094
債　券	15,604,771	15,501,515	△103,256	18,590	121,847
国　債	14,028,689	13,939,482	△89,207	14,225	103,432
地方債	515,362	506,263	△9,098	1,075	10,173
社　債	1,060,720	1,055,769	△4,950	3,289	8,240
その他	5,354,322	5,363,406	9,084	32,047	22,963
合　計	23,193,672	23,769,285	575,612	787,517	211,904

(注) 1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は23,452百万円（収益）であります。
2. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下「減損処理」という）しております。当連結会計年度におけるこの減損処理額は5,625百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30％以上下落
正常先	時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当連結会計年度中に売却した満期保有目的の債券

（金額単位 百万円）

	当連結会計年度（自 平成15年４月１日 至 平成16年３月31日）			
	売却原価	売却額	売却損益	売却の理由
国債	21,063	21,709	645	連結子会社であるみなと銀行における資金運用方針の変更
地方債	23,060	23,796	736	
合計	44,123	45,506	1,382	

(5) 当連結会計年度中に売却したその他有価証券

（金額単位 百万円）

	当連結会計年度（自 平成15年４月１日 至 平成16年３月31日）		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	30,640,639	281,085	154,031

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位 百万円）

	当連結会計年度（平成16年３月31日現在）
満期保有目的の債券	
非上場外国証券	3,371
その他	9,713
その他有価証券	
非上場株式（店頭売買株式を除く）	532,446
非上場債券	1,596,199
非上場外国証券	316,217
その他	144,433

(7) 保有目的を変更した有価証券

連結子会社であるみなと銀行において、当連結会計年度中に資金運用方針の変更により、満期保有目的の債券の一部を償還期限前に売却したため、「金融商品会計に関する実務指針」（日本公認会計士協会会計制度委員会報告第14号）第83項により、当該連結子会社の残りの全ての満期保有目的の債券28,281百万円の保有目的区分をその他有価証券に変更しております。また、保有目的区分を変更した債券のうち、12,063百万円を当連結会計年度中に売却しており、これにより売却損益18百万円を計上しております。

この結果、満期保有目的の債券と同様の会計処理を行った場合に比べ、「有価証券」が35百万円増加し、「繰延税金資産」が14百万円減少し、「少数株主持分」及び「その他有価証券評価差額金」がそれぞれ19百万円及び1百万円増加しております。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位 百万円）

	当連結会計年度（平成16年３月31日現在）			
	１年以内	１年超５年以内	５年超10年以内	10年超
債 券	2,879,079	9,470,889	3,999,979	1,257,227
国 債	2,706,787	7,223,369	3,266,491	1,252,292
地方債	7,759	263,194	234,789	519
社 債	164,531	1,984,324	498,698	4,415
その他	441,373	4,212,911	457,429	538,094
合 計	3,320,453	13,683,800	4,457,409	1,795,322

2．前連結会計年度（平成15年３月31日現在）

（注1）連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、譲渡性預け金及びコマーシャル・ペーパー、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めて記載しております。

（注2）子会社株式及び関連会社株式で時価のあるものについては、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位　百万円）

	前連結会計年度（平成15年　3月31日現在）	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,434,190	△1,096

(2) 満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	前連結会計年度（平成15年　3月31日現在）				
	連結貸借対照表計上額	時価	差額		
				うち益	うち損
国債	311,391	315,414	4,023	4,023	—
地方債	23,091	23,920	828	828	—
社債	—	—	—	—	—
その他	42,413	43,444	1,030	1,136	105
合計	376,896	382,779	5,882	5,988	105

（注）1．時価は、前連結会計年度末日における市場価格等に基づいております。
2．「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位　百万円）

	前連結会計年度（平成15年　3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
株式	3,167,955	3,002,513	△165,442	112,952	278,395
債券	14,024,014	14,135,179	111,164	117,093	5,928
国債	12,516,061	12,590,255	74,193	79,479	5,286
地方債	342,798	352,112	9,314	9,415	101
社債	1,165,153	1,192,811	27,657	28,197	540
その他	4,479,136	4,502,770	23,634	42,897	19,263
合計	21,671,106	21,640,463	△30,643	272,943	303,587

（注）1．連結貸借対照表計上額は、株式については主として前連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2．「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3．その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理（以下「減損処理」という）しております。前連結会計年度におけるこの減損処理額は494,815百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30％以上下落
正常先	時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当該連結会計年度中に売却したその他有価証券

（金額単位 百万円）

	前連結会計年度（自 平成14年 4月1日 至 平成15年 3月31日）		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	37,709,925	231,862	190,364

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位 百万円）

	前連結会計年度（平成15年 3月31日現在）
満期保有目的の債券	
非上場外国証券	4,105
その他	6,463
その他有価証券	
非上場外国証券	363,282
非上場債券	1,176,885
非上場株式（店頭売買株式を除く）	281,888
その他	137,050

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位 百万円）

	前連結会計年度（平成15年 3月31日現在）			
	1年以内	1年超 5年以内	5年超 10年以内	10年超
債　券	3,482,943	8,134,230	3,769,404	260,826
国　債	3,303,635	6,306,161	3,034,984	256,865
地方債	11,935	138,933	223,723	612
社　債	167,372	1,689,135	510,695	3,349
その他	355,161	2,886,041	765,581	880,974
合　計	3,838,104	11,020,271	4,534,985	1,141,800

（金銭の信託関係）

１．当連結会計年度（平成16年３月31日現在）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位 百万円）

	当連結会計年度（平成16年３月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	3,628	3,749	121	222	100

(注) 1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

２．前連結会計年度（平成15年３月31日現在）

(1) 運用目的の金銭の信託

（金額単位 百万円）

	前連結会計年度（平成15年３月31日現在）	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
運用目的の金銭の信託	1,629	12

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位 百万円）

	前連結会計年度（平成15年 3月31日現在）				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
その他の金銭の信託	23,044	23,000	△44	510	555

(注) 1. 連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2. 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

（その他有価証券評価差額金）

１．当連結会計年度（平成16年３月31日現在）

連結貸借対照表に計上されているその他有価証券評価差額金の内訳は、次のとおりであります。

（金額単位 百万円）

	当連結会計年度（平成16年３月31日現在）
評 価 差 額	552,271
その他有価証券	552,149
その他の金銭の信託	121
（＋）繰延税金資産	△225,309
その他有価証券評価差額金（持分相当額調整前）	326,962
（△）少数株主持分相当額	3,207
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	1,258
その他有価証券評価差額金	325,013

（注）1．その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は23,452百万円（収益）であります。
2．その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

２．前連結会計年度（平成15年３月31日現在）

連結貸借対照表に計上されているその他有価証券評価差額金の内訳は、次のとおりであります。

（金額単位 百万円）

	前連結会計年度（平成15年３月31日現在）
評 価 差 額	△30,758
その他有価証券	△30,713
その他の金銭の信託	△44
（＋）繰延税金資産	2,004
その他有価証券評価差額金（持分相当額調整前）	△28,754
（△）少数株主持分相当額	△4,557
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	△1
その他有価証券評価差額金	△24,197

（注）その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

（デリバティブ取引関係）

ＥＤＩＮＥＴにより開示を行うため、記載を省略しております。

（関連当事者との取引）

当連結会計年度（自　平成15年4月1日　　至　平成16年3月31日）

関連当事者との取引について記載すべき重要なものはありません。

前連結会計年度（自　平成14年4月1日　　至　平成15年3月31日）

関連当事者との取引について記載すべき重要なものはありません。

以　上

平成16年 3月期　個別財務諸表の概要

平成16年 5月24日

上場会社名　株式会社　三井住友フィナンシャルグループ　　上場取引所　東証・大証・名証
コード番号　8316　　本社所在都道府県　東京都
(URL　http://www.smfg.co.jp)
代表者　取締役社長　西川善文
問合せ先責任者　財務部副部長　正脇久昌　　TEL　(03)5512-3411
決算取締役会開催日　平成16年5月24日　　中間配当制度の有無　有
定時株主総会開催日　平成16年6月29日　　単元株制度採用の有無　無

1．平成16年3月期の業績（平成15年4月1日～平成16年3月31日）

(1) 経営成績

（注）記載金額は百万円未満を切り捨てて表示しております。

	営業収益		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
平成16年3月期	55,515	(△57.8)	52,470	(△59.8)	51,188	(△57.2)
平成15年3月期	131,519	(—)	130,547	(—)	119,634	(—)

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	営業収益経常利益率
	百万円	%	円 銭	円 銭	%	%	%
平成16年3月期	50,505	(△59.5)	3,704 49	3,690 72	1.6	1.5	92.2
平成15年3月期	124,738	(—)	18,918 33	15,691 82	8.5	4.0	91.0

(注)① 期中平均株式数　平成16年3月期　5,794,588株　平成15年3月期　5,751,902株
② 会計処理の方法の変更　無
③ 営業収益、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2) 配当状況（下記には普通株式の配当状況を記載しております。優先株式につきましては別紙をご参照ください。）

	1株当たり年間配当金	中間	期末	配当金総額(年間)	配当性向	株主資本配当率
	円 銭	円 銭	円 銭	百万円	%	%
平成16年3月期	3,000 00	0 00	3,000 00	17,381	81.0	1.3
平成15年3月期	3,000 00	—	3,000 00	17,385	16.0	1.3

(3) 財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
平成16年3月期	3,403,007	3,172,721	93.2	232,550 74
平成15年3月期	3,413,529	3,156,086	92.5	231,899 30

(注)① 期末発行済株式数　平成16年3月期　5,793,940株　平成15年3月期　5,795,037株
② 期末自己株式数　平成16年3月期　2,069株　平成15年3月期　963株

2．平成17年3月期の業績予想（平成16年4月1日～平成17年3月31日）

	営業収益	経常利益	当期純利益	1株当たり年間配当金 中間	期末	
	百万円	百万円	百万円	円 銭	円 銭	円 銭
中間期	205,000	200,000	200,000	0 00	—	—
通期	260,000	255,000	255,000	—	4,000 00	4,000 00

(参考) 1株当たり予想当期純利益(通期)　38,999円 46銭

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化し得ることにご留意ください。

(平成16年3月期の業績)

「期中平均株式数」

	平成16年3月期	平成15年3月期
普通株式	5,794,588 株	5,751,902 株
第一種優先株式	67,000 株	67,000 株
第二種優先株式	100,000 株	100,000 株
第三種優先株式	800,000 株	800,000 株
第1-12回第四種優先株式	50,100 株	21,710 株
第13回第四種優先株式	114,999 株	19,166 株

「期末発行済株式数」

	平成16年3月期	平成15年3月期
普通株式	5,793,940 株	5,795,037 株
第一種優先株式	67,000 株	67,000 株
第二種優先株式	100,000 株	100,000 株
第三種優先株式	800,000 株	800,000 株
第1-12回第四種優先株式	50,100 株	50,100 株
第13回第四種優先株式	114,999 株	115,000 株

(注)当期における発行済株式数の増減内容は以下のとおりであります。

		発行株式数	発行価格	資本組入額
・第13回第四種優先株式の普通株式への転換	普通株式	9.61株	－ 円	－ 円
	第13回第四種優先株式	△1株	－ 円	－ 円

「1株当たり年間配当金」及び「配当金総額(年間)」

(平成16年3月期)	1株当たり年間配当金			配当金総額(年間)
		中間	期末	
	円 銭	円 銭	円 銭	百万円
普通株式	3,000 00	0 00	3,000 00	17,381
第一種優先株式	10,500 00	0 00	10,500 00	703
第二種優先株式	28,500 00	0 00	28,500 00	2,850
第三種優先株式	13,700 00	0 00	13,700 00	10,960
第1-12回第四種優先株式	135,000 00	0 00	135,000 00	6,763
第13回第四種優先株式	67,500 00	0 00	67,500 00	7,762

(平成15年3月期)	1株当たり年間配当金			配当金総額(年間)
		中間	期末	
	円 銭	円 銭	円 銭	百万円
普通株式	3,000 00	—	3,000 00	17,385
第一種優先株式	10,500 00	—	10,500 00	703
第二種優先株式	28,500 00	—	28,500 00	2,850
第三種優先株式	13,700 00	—	13,700 00	10,960
第1-12回第四種優先株式	19,500 00	—	19,500 00	976
第13回第四種優先株式	3,750 00	—	3,750 00	431

(平成17年3月期の業績予想)

「1株当たり年間配当金」

(平成17年3月期)	1株当たり年間配当金		
		中間	期末
	円 銭	円 銭	円 銭
普通株式	4,000 00	0 00	4,000 00
第一種優先株式	10,500 00	0 00	10,500 00
第二種優先株式	28,500 00	0 00	28,500 00
第三種優先株式	13,700 00	0 00	13,700 00
第1-12回第四種優先株式	135,000 00	0 00	135,000 00
第13回第四種優先株式	67,500 00	0 00	67,500 00

1．「平成16年3月期の業績」指標算式

○ 株主資本当期純利益率

$$\frac{\text{当期純利益} - \text{優先株式配当金総額}}{\{(\text{期首株主資本} - \text{期首発行済優先株式数} \times \text{発行価額}) + (\text{期末株主資本} - \text{期末発行済優先株式数} \times \text{発行価額})\} \div 2} \times 100$$

○ 配当性向

$$\frac{\text{普通株式配当金総額}}{\text{当期純利益} - \text{優先株式配当金総額}} \times 100$$

○ 株主資本配当率

$$\frac{\text{普通株式配当金総額}}{\text{期末株主資本} - \text{期末発行済優先株式数} \times \text{発行価額}} \times 100$$

2．「平成17年３月期の業績予想」指標算式

○ １株当たり予想当期純利益

$$\frac{\text{予想当期純利益} - \text{予想優先株式配当金総額}}{\text{期末発行済普通株式数(除く自己株式)}}$$

貸借対照表

（金額単位　百万円）

科目　＼　年度別	前事業年度（平成15年3月31日現在）金額	構成比	当事業年度（平成16年3月31日現在）金額	構成比
（資産の部）		%		%
流動資産				
現金及び預金	64,725		98,159	
前払費用	−		21	
繰延税金資産	35		17	
未収収益	315		424	
未収還付法人税等	40,976		12,179	
その他	55		145	
流動資産合計	106,108	3.1	110,948	3.3
固定資産				
有形固定資産				
建物	0		0	
有形固定資産合計	0	0.0	0	0.0
無形固定資産				
ソフトウェア	26		47	
無形固定資産合計	26	0.0	47	0.0
投資その他の資産				
投資有価証券	−		76	
関係会社株式	3,260,957		3,246,462	
関係会社長期貸付金	40,000		40,000	
繰延税金資産	5,227		4,565	
その他	0		−	
投資その他の資産合計	3,306,185	96.9	3,291,105	96.7
固定資産合計	3,306,213	96.9	3,291,153	96.7
繰延資産				
創立費	1,207		905	
繰延資産合計	1,207	0.0	905	0.0
資産合計	3,413,529	100.0	3,403,007	100.0
（負債の部）				
流動負債				
短期借入金	256,501		230,000	
未払金	−		47	
未払費用	651		97	
未払法人税等	1		1	
未払事業所税	1		5	
未払消費税等	106		−	
賞与引当金	83		84	
その他	96		48	
流動負債合計	257,442	7.5	230,286	6.8
負債合計	257,442	7.5	230,286	6.8
（資本の部）				
資本金	1,247,650	36.6	1,247,650	36.7
資本剰余金				
資本準備金	1,747,266		1,247,762	
その他資本剰余金	−		499,510	
資本金及び資本準備金減少差益	−		499,503	
自己株式処分差益	−		7	
資本剰余金合計	1,747,266	51.2	1,747,273	51.3
利益剰余金				
利益準備金	496		−	
任意積立金	30,420		30,420	
別途積立金	30,420		30,420	
当期未処分利益	130,605		148,300	
利益剰余金合計	161,521	4.7	178,720	5.2
自己株式	△ 351	△ 0.0	△ 921	△ 0.0
資本合計	3,156,086	92.5	3,172,721	93.2
負債資本合計	3,413,529	100.0	3,403,007	100.0

損益計算書

（金額単位　百万円）

科目	前事業年度（自 平成14年12月2日 至 平成15年3月31日）金額		百分比	当事業年度（自 平成15年4月1日 至 平成16年3月31日）金額		百分比
営業収益			%			%
関係会社受取配当金	128,265			47,332		
関係会社受入手数料	3,124			7,341		
関係会社貸付金利息	128	131,519	100.0	841	55,515	100.0
営業費用						
販売費及び一般管理費	971			3,044		
その他	0	971	0.7	−	3,044	5.5
営業利益		130,547	99.3		52,470	94.5
営業外収益						
受取利息	9			101		
受入手数料	4			9		
その他	−	13	0.0	11	121	0.2
営業外費用						
支払利息	176			874		
創立費償却	301			301		
新株発行費	9,994			−		
支払手数料	73			206		
その他	380	10,926	8.3	21	1,403	2.5
経常利益		119,634	91.0		51,188	92.2
税引前当期純利益		119,634	91.0		51,188	92.2
法人税、住民税及び事業税	156			3		
法人税等調整額	△ 5,259	△ 5,103	△ 3.8	679	683	1.2
当期純利益		124,738	94.8		50,505	91.0
前期繰越利益		−			97,298	
合併による未処分利益受入額		5,867			−	
利益準備金取崩額		−			496	
当期未処分利益		130,605			148,300	

〈重要な会計方針〉

1．有価証券の評価基準及び評価方法
子会社株式及び関連会社株式・・・　移動平均法による原価法により行っております。
その他有価証券・・・・・・・・・　時価のないものについては、移動平均法による原価法により行っております。

2．固定資産の減価償却の方法
（1）有形固定資産
建物については、定額法を採用しております。
（2）無形固定資産
自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。

3．繰延資産の処理方法
創立費は、資産として計上し、商法施行規則第35条の規定により5年間にわたり均等償却を行っております。

4．引当金の計上基準
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当期に帰属する額を計上しております。

5．リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

6．消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっております。

〈注記事項〉

（貸借対照表関係）
1．記載金額は百万円未満を切り捨てて表示しております。

2．有形固定資産の減価償却累計額　　0百万円

3．劣後特約付貸付金
関係会社長期貸付金は、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付貸付金であります。

4．関係会社に対する資産及び負債

預金	98,079百万円
短期借入金	230,000百万円

5．偶発債務
株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して46,114百万円の保証を行っております。

6．会社が発行する株式の総数

普通株式	15,000,000株
優先株式	1,766,999株

発行済株式の総数

普通株式	5,796,010.53株
優先株式	1,132,099株

7．自己株式
当社が保有する自己株式の数は、普通株式2,069.63株であります。

8．配当制限

当社の定款の定めるところにより、優先株主に対しては、一営業年度において下記の各種優先株式の優先配当金を超えて配当することはありません。

第一種優先株式	１株につき10,500円
第二種優先株式	１株につき28,500円
第三種優先株式	１株につき13,700円
第四種優先株式	１株につき200,000円を上限として発行に際して取締役会の決議をもって定める額
第五種優先株式	１株につき200,000円を上限として発行に際して取締役会の決議をもって定める額
第六種優先株式	１株につき300,000円を上限として発行に際して取締役会の決議をもって定める額

（損益計算書関係）

1．記載金額は百万円未満を切り捨てて表示しております。

2．販売費及び一般管理費のうち主要なものは次のとおりであります。なお、全額が一般管理費に属するものであります。

給料・手当	1,536 百万円
土地建物機械賃借料	296 百万円
委託費	573 百万円

3．営業外費用のうち関係会社との取引

支払利息	874 百万円

（有価証券関係）

子会社株式及び関連会社株式で時価のあるものはありません。

（税効果会計関係）

1．繰延税金資産の発生の主な原因別の内訳

繰延税金資産	
子会社株式	1,196,650 百万円
税務上の繰越欠損金	4,565 百万円
その他	17 百万円
繰延税金資産小計	1,201,234 百万円
評価性引当額	△ 1,196,650 百万円
繰延税金資産合計	4,583 百万円
繰延税金資産の純額	4,583 百万円

2．法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

法定実効税率	42.05 %
（調整）	
受取配当金益金不算入	△ 48.45 %
評価性引当額	7.75 %
その他	△ 0.02 %
税効果会計適用後の法人税等の負担率	1.33 %

3．法人税等の税率の変更による繰延税金資産及び繰延税金負債の修正額

「地方税法等の一部を改正する法律」（平成15年法律第９号）が平成15年３月31日に公布され、平成16年４月１日以後開始する事業年度より当社に対する法人事業税に係る課税標準が、従来の「所得及び清算所得」と規定されていたもの（平成15年改正前地方税法第72条の12）から、「付加価値額」、「資本等の金額」及び「所得及び清算所得」に変更されることにより、「付加価値額」及び「資本等の金額」が課税標準となる事業税は、利益に関連する金額を課税標準とする税金には該当しないことになります。

そのため、前期において、平成15年度の法定実効税率は42.05％、平成16年度以降の法定実効税率は40.49％として、当社の繰延税金資産及び繰延税金負債の計算をいたしました。

当期において、一部の地方自治体が改正後の法人事業税に超過税率の適用を決めたことに伴い、平成16年度以降の法定実効税率は、前期の40.49％から40.69％となりますが、当期の「繰延税金資産」及び「法人税等調整額」に与える影響は軽微であります。

(1株当たり情報)

1株当たり純資産額	232,550円74銭
1株当たり当期純利益	3,704円49銭
潜在株式調整後1株当たり当期純利益	3,690円72銭

(注) 1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は以下のとおりであります。

1株当たり当期純利益	
当期純利益	50,505 百万円
普通株主に帰属しない金額	29,039 百万円
(うち優先配当額)	29,039 百万円
普通株式に係る当期純利益	21,465 百万円
普通株式の期中平均株式数	5,794,588 株
潜在株式調整後1株当たり当期純利益	
当期純利益調整額	703 百万円
(うち優先配当額)	703 百万円
普通株式増加数	212,226 株
(うち優先株式)	212,226 株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含まれなかった潜在株式の概要	第二種優先株式(発行済株式数100,000株) 第三種優先株式(発行済株式数800,000株) 第1-12回第四種優先株式(発行済株式数50,100株) 第13回第四種優先株式(発行済株式数114,999株) 新株予約権1種類(新株予約権の数1,620個)

利益処分計算書案

（金額単位　円）

科目＼年度別	前事業年度		当事業年度	
	金額		金額	
当期未処分利益の処分				
当期未処分利益		130,605,339,692		148,300,079,330
利益処分額		33,306,812,050		46,421,255,200
第一種優先株式配当金	（1株につき 10,500円）	703,500,000	（1株につき 10,500円）	703,500,000
第二種優先株式配当金	（1株につき 28,500円）	2,850,000,000	（1株につき 28,500円）	2,850,000,000
第三種優先株式配当金	（1株につき 13,700円）	10,960,000,000	（1株につき 13,700円）	10,960,000,000
第1回第四種優先株式配当金	（1株につき 19,500円）	81,412,500	（1株につき135,000円）	563,625,000
第2回第四種優先株式配当金	（1株につき 19,500円）	81,412,500	（1株につき135,000円）	563,625,000
第3回第四種優先株式配当金	（1株につき 19,500円）	81,412,500	（1株につき135,000円）	563,625,000
第4回第四種優先株式配当金	（1株につき 19,500円）	81,412,500	（1株につき135,000円）	563,625,000
第5回第四種優先株式配当金	（1株につき 19,500円）	81,412,500	（1株につき135,000円）	563,625,000
第6回第四種優先株式配当金	（1株につき 19,500円）	81,412,500	（1株につき135,000円）	563,625,000
第7回第四種優先株式配当金	（1株につき 19,500円）	81,412,500	（1株につき135,000円）	563,625,000
第8回第四種優先株式配当金	（1株につき 19,500円）	81,412,500	（1株につき135,000円）	563,625,000
第9回第四種優先株式配当金	（1株につき 19,500円）	81,412,500	（1株につき135,000円）	563,625,000
第10回第四種優先株式配当金	（1株につき 19,500円）	81,412,500	（1株につき135,000円）	563,625,000
第11回第四種優先株式配当金	（1株につき 19,500円）	81,412,500	（1株につき135,000円）	563,625,000
第12回第四種優先株式配当金	（1株につき 19,500円）	81,412,500	（1株につき135,000円）	563,625,000
第13回第四種優先株式配当金	（1株につき 3,750円）	431,250,000	（1株につき 67,500円）	7,762,432,500
普通株式配当金	（1株につき 3,000円）	17,385,112,050	（1株につき 3,000円）	17,381,822,700
次期繰越利益		97,298,527,642		101,878,824,130
その他資本剰余金の処分				
その他資本剰余金		−		499,510,883,420
その他資本剰余金処分額		−		0
その他資本剰余金次期繰越額		−		499,510,883,420

File No. 82-4395
Exhibit A1(b)

平　成　１　５　年　度
決　算　説　明　資　料

株式会社三井住友フィナンシャルグループ
株　式　会　社　三　井　住　友　銀　行

【 目 次 】

ページ

平成１５年度決算の概況

（注） 1. 【連結】は、三井住友フィナンシャルグループの連結の計数を表示しております。

2. 【三井住友銀行単体】は、平成14年度については合併前の旧三井住友銀行（平成14年4月1日～平成15年3月16日）の計数を含めて表示しております。

平成15年度決算の概況

１．損益状況

【三井住友銀行単体】

（金額単位　百万円）

		１５年度	１４年度比	１４年度
業務粗利益	1	1,584,127	△ 176,557	1,760,684
（除く国債等債券損益）	2	(1,561,386)	(△ 63,639)	(1,625,025)
国内業務粗利益	3	1,135,616	△ 117,282	1,252,898
（除く国債等債券損益）	4	(1,135,325)	(△ 45,518)	(1,180,843)
資金利益	5	947,885	△ 77,912	1,025,797
信託報酬	6	334	327	7
役務取引等利益	7	179,166	26,317	152,849
特定取引利益	8	△ 1,309	△ 3,805	2,496
その他業務利益	9	9,540	△ 62,207	71,747
（うち国債等債券損益）	10	(291)	(△ 71,763)	(72,054)
国際業務粗利益	11	448,510	△ 59,275	507,785
（除く国債等債券損益）	12	(426,061)	(△ 18,120)	(444,181)
資金利益	13	139,174	△ 58,365	197,539
役務取引等利益	14	47,401	5,585	41,816
特定取引利益	15	282,039	88,535	193,504
その他業務利益	16	△ 20,105	△ 95,030	74,925
（うち国債等債券損益）	17	(22,449)	(△ 41,155)	(63,604)
経費（除く臨時処理分）	18	△ 583,995	63,045	△ 647,040
人件費	19	△ 221,284	32,623	△ 253,907
物件費	20	△ 332,238	25,444	△ 357,682
税金	21	△ 30,472	4,978	△ 35,450
業務純益（一般貸倒引当金繰入前）	22	1,000,132	△ 113,511	1,113,643
（除く国債等債券損益）	23	(977,391)	(△ 593)	(977,984)
一般貸倒引当金繰入額	24	－	238,132	△ 238,132
業務純益	25	1,000,132	124,621	875,511
うち国債等債券損益	26	22,741	△ 112,918	135,659
臨時損益	27	△ 814,994	657,706	△ 1,472,700
不良債権処理額	28	△ 869,234	△ 32,849	△ 836,385
貸出金償却	29	△ 566,344	△ 281,926	△ 284,418
個別貸倒引当金繰入額	30	－	375,359	△ 375,359
債権売却損失引当金繰入額	31	－	15,245	△ 15,245
共同債権買取機構売却損	32	△ 806	15,564	△ 16,370
延滞債権売却損等	33	△ 302,083	△ 153,213	△ 148,870
特定海外債権引当勘定繰入額	34	－	△ 3,879	3,879
株式等損益	35	103,867	739,575	△ 635,708
株式等売却益	36	151,170	99,965	51,205
株式等売却損	37	△ 36,577	122,871	△ 159,448
株式等償却	38	△ 10,724	516,741	△ 527,465
外形標準事業税	39	△ 8,478	△ 667	△ 7,811
その他臨時損益	40	△ 41,149	△ 48,353	7,204
経常利益	41	185,138	782,326	△ 597,188
特別損益	42	133,707	207,506	△ 73,799
うち動産不動産処分損益	43	△ 11,853	14,316	△ 26,169
動産不動産処分益	44	1,378	△ 4,120	5,498
動産不動産処分損	45	△ 13,232	18,436	△ 31,668
うち退職給付会計基準変更時差異償却	46	△ 19,473	694	△ 20,167
うち貸倒引当金戻入益	47	65,342	65,342	－
個別貸倒引当金繰入額	48	△ 276,402	△ 276,402	－
一般貸倒引当金戻入益	49	337,937	337,937	－
特定海外債権引当勘定戻入益	50	3,807	3,807	－
うち債権売却損失引当金戻入益	51	488	488	－
うち東京都銀行税還付税金・還付加算金	52	40,363	40,363	－
うち厚生年金基金の代行部分返上益	53	59,095	59,095	－
税引前当期純利益	54	318,846	989,834	△ 670,988
法人税、住民税及び事業税	55	△ 12,752	27,547	△ 40,299
法人税等調整額	56	△ 4,980	△ 237,963	232,983
当期純利益	57	301,113	779,417	△ 478,304
与信関係費用（24＋28＋47＋51）	58	△ 803,403	271,114	△ 1,074,517

（注）記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。

【連結】

（金額単位　百万円）

		15年度	14年度比	14年度
連結粗利益	1	2,069,501	△ 114,505	2,184,006
資金利益	2	1,281,070	△ 118,434	1,399,504
信託報酬	3	334	327	7
役務取引等利益	4	424,176	71,276	352,900
特定取引利益	5	304,094	98,324	205,770
その他業務利益	6	59,825	△ 165,998	225,823
営業経費	7	△ 866,549	22,688	△ 889,237
不良債権処理額	8	△ 971,455	229,449	△1,200,904
貸出金償却	9	△ 660,382	△ 295,777	△ 364,605
個別貸倒引当金繰入額	10	－	407,963	△ 407,963
一般貸倒引当金繰入額	11	－	250,636	△ 250,636
その他	12	△ 311,072	△ 133,374	△ 177,698
株式等損益	13	101,496	723,022	△ 621,526
持分法による投資損益	14	15,700	9,982	5,718
その他	15	△ 5,848	△ 12,041	6,193
経常利益	16	342,844	858,593	△ 515,749
特別損益	17	62,049	137,213	△ 75,164
うち貸倒引当金戻入益	18	14,378	14,378	－
うち個別貸倒引当金繰入額	19	△ 320,653	△ 320,653	－
うち一般貸倒引当金戻入益	20	331,225	331,225	－
うち債権売却損失引当金戻入益	21	489	489	－
税金等調整前当期純利益	22	404,894	995,808	△ 590,914
法人税、住民税及び事業税	23	△ 24,289	41,779	△ 66,068
法人税等調整額	24	△ 8,593	△ 233,783	225,190
少数株主利益	25	△ 41,596	△ 8,029	△ 33,567
当期純利益	26	330,414	795,773	△ 465,359

（注）連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）
＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

与信関係費用（ 8 ＋ 18 ＋ 21 ）	27	△ 956,586	244,318	△1,200,904

（ご参考）

（億円）

連結業務純益	28	10,906	△ 404	11,310

(注)連結業務純益＝三井住友銀行業務純益(一般貸倒引当金繰入前)＋他の連結会社の経常利益(臨時要因調整後)
＋持分法適用会社経常利益×持分割合-内部取引(配当等)

（連結対象会社数）

（単位　社）

		16年3月末	15年3月末比	15年3月末
連結子会社数	29	165	△ 5	170
持分法適用会社数	30	48	1	47

2．職員一人当たり業務純益・粗利経費率【三井住友銀行単体】

（単位　百万円、％）

	15年度	14年度比	14年度
業務純益（一般貸倒引当金繰入前）	1,000,132	△　113,511	1,113,643
職員一人当たり（千円）	53,620	3,161	50,459
業　務　純　益	1,000,132	124,621	875,511
職員一人当たり（千円）	53,620	13,951	39,669
業務純益（一般貸倒繰入前・除く国債等債券損益）	977,391	△　593	977,984
職員一人当たり（千円）	52,401	8,089	44,312

	15年度	14年度比	14年度
粗　利　経　費　率	36.9	0.2	36.7

（注）1．職員は、執行役員（取締役兼務者は除く）及び海外の現地採用者を含み、臨時雇員、嘱託及び出向者を除いております。
2．職員一人当たり算出の職員数は、平均人員数。
3．粗利経費率＝経費（除く臨時処理分）／業務粗利益

3．国内利鞘【三井住友銀行単体】

（単位　％）

	15年度	15年度下期	上期比	14年度
資金運用利回（A）	1.45	1.45	0.00	1.47
貸出金利回（C）	1.75	1.76	＋　0.03	1.73
有価証券利回	0.59	0.60	＋　0.02	0.65
資金調達原価（B）	0.83	0.83	0.00	0.88
資金調達利回	0.09	0.09	0.00	0.10
預金等利回（D）	0.02	0.02	0.00	0.04
外部負債利回	0.23	0.25	＋　0.03	0.20
経費率	0.74	0.74	0.00	0.78
総資金利鞘（A）－（B）	0.62	0.62	0.00	0.59
預貸金利鞘（C）－（D）	1.73	1.74	＋　0.03	1.69

4．有価証券関係損益【三井住友銀行単体】

（金額単位　百万円）

	15年度	14年度比	14年度
国債等債券損益	22,741	△　112,918	135,659
売却益	126,945	△　47,926	174,871
売却損	△　104,091	△　67,057	△　37,034
償還益	57	57	－
償還損	△　55	△　47	△　8
償却	△　114	2,055	△　2,169

	15年度	14年度比	14年度
株式等損益	103,867	739,575	△　635,708
売却益	151,170	99,965	51,205
売却損	△　36,577	122,871	△　159,448
	△　10,724	516,741	△　527,465

5．有価証券の評価損益

（1）有価証券の評価基準

売買目的有価証券		時価法（評価差額を損益処理）
満期保有目的有価証券		償却原価法
その他有価証券	時価のあるもの	時価法（評価差額(注)を全部資本直入法により処理）
	時価のないもの	原価法又は償却原価法
子会社株式及び関連会社株式		原価法

（注）15年度より、その他有価証券のうちＡＬＭ目的で保有する債券の相場変動を相殺するヘッジ取引については時価ヘッジを適用しております。時価ヘッジの適用により損益に反映させた額は、資本直入処理の対象から控除されます。

（ご参考）金銭の信託中の有価証券

運用目的の金銭の信託		時価法（評価差額を損益処理）
その他の金銭の信託	時価のあるもの	時価法（評価差額を全部資本直入法により処理）
	時価のないもの	原価法又は償却原価法

（2）評価損益

【三井住友銀行単体】 （金額単位　百万円）

	16年３月末				15年３月末		
	評価損益	15年3月末比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	△ 7,646	△ 11,449	2,618	△ 10,265	3,803	3,909	△ 105
子会社･関連会社株式	41,696	62,124	41,696	−	△ 20,428	624	△ 21,052
その他有価証券	556,146	574,003	757,072	△ 200,925	△ 17,857	257,680	△ 275,537
株式	651,101	803,455	711,514	△ 60,413	△ 152,354	105,269	△ 257,624
債券	△ 101,890	△ 210,602	16,211	△ 118,101	108,712	112,417	△ 3,705
その他	6,935	△ 18,850	29,346	△ 22,410	25,785	39,993	△ 14,207
その他の金銭の信託	121	165	222	△ 100	△ 44	510	△ 555
合　計	590,318	624,844	801,610	△ 211,291	△ 34,526	262,725	△ 297,251
株式	692,798	865,580	753,211	△ 60,413	△ 172,782	105,894	△ 278,677
債券	△ 110,416	△ 221,944	17,950	△ 128,366	111,528	115,234	△ 3,705
その他	7,937	△ 18,790	30,448	△ 22,510	26,727	41,597	△ 14,869

（注）1.　「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権も含めております。
2.　株式のうち子会社・関連会社株式に該当しないものについては期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3.　その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、16年３月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が23,452百万円ありますので、資本直入処理の対象となる額は、同額控除されます。

【連結】 （金額単位　百万円）

	16年３月末				15年３月末		
	評価損益	15年3月末比	評価益	評価損	評価損益	評価益	評価損
満期保有目的	△ 7,425	△ 13,307	2,840	△ 10,266	5,882	5,988	△ 105
その他有価証券	575,612	606,255	787,517	△ 211,904	△ 30,643	272,943	△ 303,587
株式	669,784	835,226	736,878	△ 67,094	△ 165,442	112,952	△ 278,395
債券	△ 103,256	△ 214,420	18,590	△ 121,847	111,164	117,093	△ 5,928
その他	9,084	△ 14,550	32,047	△ 22,963	23,634	42,897	△ 19,263
その他の金銭の信託	121	165	222	△ 100	△ 44	510	△ 555
合　計	568,308	593,113	790,580	△ 222,271	△ 24,805	279,443	△ 304,248
株式	669,784	835,226	736,878	△ 67,094	△ 165,442	112,952	△ 278,395
債券	△ 111,783	△ 227,799	20,330	△ 132,113	116,016	121,945	△ 5,928
その他	10,307	△ 14,313	33,371	△ 23,063	24,620	44,545	△ 19,925

（注）1.　「有価証券」のほか、「現金預け金」中の譲渡性預け金、並びに「買入金銭債権」中のコマーシャル・ペーパー及び貸付債権信託受益権等も含めております。
2.　株式については主に期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3.　その他有価証券及びその他の金銭の信託については、時価評価しておりますので、上記の表上は、連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、16年３月末のその他有価証券の評価損益のうち、時価ヘッジの適用により収益に計上した額が23,452百万円ありますので、資本直入処理の対象となる額は、同額控除されます。

6． デリバティブ取引（繰延ヘッジ会計適用分）の概要【三井住友銀行単体】

（金額単位　億円）

	16年３月末				15年３月末			
	資産	負債	ネット資産	ネット繰延利益	資産	負債	ネット資産	ネット繰延利益
金利スワップ	990	1,065	△ 75	△ 591	3,985	1,752	2,233	1,173
通貨スワップ	15	39	△ 24	47	4,195	4,080	115	96
その他	23	73	△ 50	16	589	315	274	289
合計	1,028	1,177	△ 149	△ 528	8,769	6,147	2,622	1,558

（注）1．デリバティブ取引については、「金利スワップの特例処理」を適用しているものを除き、時価をもって貸借対照表価額としております。

2．ヘッジ会計の方法として、16年３月末は金融商品会計実務指針に基づく個別の繰延ヘッジ又は時価ヘッジのほか、日本公認会計士協会業種別監査委員会報告第24号及び第25号に基づく銀行業固有の繰延ヘッジを適用しております。
ヘッジ会計の方法として、15年３月末はマクロヘッジの一手法である「リスク調整アプローチ」に基づく繰延ヘッジを主に適用しております。

（補足）金利スワップ（繰延ヘッジ会計適用分）の残存期間別想定元本は以下のとおりであります。

（金額単位　億円）

	16年３月末				15年３月末			
	１年以内	１年超5年以内	5年超	合計	１年以内	１年超5年以内	5年超	合計
受取固定･支払変動	37,689	201,680	43,076	282,445	200,631	221,880	65,887	488,398
受取変動･支払固定	8,650	30,899	44,604	84,153	120,756	145,976	35,098	301,830
受取変動･支払変動	10	6,130	508	6,648	52	8,666	845	9,563
金利ｽﾜｯﾌﾟ想定元本合計	46,349	238,709	88,188	373,246	321,439	376,522	101,830	799,791

７．退職給付関連

（１）退職給付債務残高

【三井住友銀行単体】　（金額単位　百万円）

		16年３月末	15年３月末比	15年３月末
退職給付債務残高	（Ａ）	827,806	△ 276,449	1,104,255
（割引率）		（ 2.5％ ）	（△ 0.5％ ）	（ 3.0％ ）
年金資産時価総額	（Ｂ）	684,749	△ 21,753	706,502
退職給付引当金	（Ｃ）	11,748	△ 61,068	72,816
前払年金費用	（Ｄ）	12,394	12,394	－
会計基準変更時差異の未処理額	（Ｅ）	16,001	△ 24,334	40,335
未認識過去勤務債務（債務の減額）	（Ｆ）	△ 77,479	△ 24,778	△ 52,701
未認識数理計算上の差異	(A-B-C+D-E-F)	205,180	△ 132,122	337,302

（ご参考）【連結】　（金額単位　百万円）

		16年３月末	15年３月末比	15年３月末
退職給付債務残高	（Ａ）	892,421	△ 272,149	1,164,570
年金資産時価総額	（Ｂ）	709,353	△ 13,822	723,175
退職給付引当金	（Ｃ）	40,842	△ 60,566	101,408
前払年金費用	（Ｄ）	13,049	13,049	－
会計基準変更時差異の未処理額	（Ｅ）	17,876	△ 26,211	44,087
未認識過去勤務債務（債務の減額）	（Ｆ）	△ 78,022	△ 24,804	△ 53,218
未認識数理計算上の差異	(A-B-C+D-E-F)	215,420	△ 133,698	349,118

（２）退職給付費用

【三井住友銀行単体】　（金額単位　百万円）

	１５年度	14年度比	14年度
退職給付費用	82,216	16,968	65,248
勤務費用	21,401	△ 381	21,782
利息費用	31,371	△ 1,023	32,394
期待運用収益	△ 22,671	8,385	△ 31,056
会計基準変更時差異処理額（５年均等償却）	19,473	△ 694	20,167
過去勤務債務の損益処理額	△ 6,508	△ 114	△ 6,394
数理計算上の差異の損益処理額	34,978	12,024	22,954
その他	4,170	△ 1,230	5,400

代行返上益	59,095	59,095	－

（ご参考）【連結】　（金額単位　百万円）

	１５年度	14年度比	14年度
退職給付費用	93,442	13,792	79,650

8．自己資本比率【連結】

（単位　億円、％）

	16年３月末［速報値］	15年３月末比	15年３月末
（１）自己資本比率	11.37	1.27	10.10
（２）Tier Ⅰ	35,716	3,157	32,559
うちその他有価証券の評価差損	－	242	△ 242
（３）Tier Ⅱ	34,165	4,549	29,616
①Tier Ⅱに算入された有価証券含み益	2,494	2,494	－
②Tier Ⅱに算入された土地再評価差額金	685	△ 32	717
③Tier Ⅱに算入された一般貸倒引当金	7,401	5	7,396
④Tier Ⅱに算入された劣後ローン(社債)残高	23,586	2,083	21,503
（４）控除項目	2,508	122	2,386
（５）自己資本 (2)＋(3)－(4)	67,374	7,585	59,789
（６）リスクアセット	592,040	372	591,668

9．ＲＯＥ

【三井住友銀行単体】

（単位　％）

	15年度	14年度比	14年度
業務純益（一般貸倒引当金繰入前）ベース	77.4	1.4	76.0
業務純益ベース	77.4	17.9	59.5
当期純利益ベース	22.5	56.6	△ 34.1

【連結】

（単位　％）

	15年度	14年度比	14年度
当期純利益ベース	31.7	74.7	△ 43.0

(注)ＲＯＥ＝ $\frac{(当期純利益等\ -\ 優先株式配当金総額)}{\{(期首株主資本－期首発行済優先株式数×発行価額)＋(期末株主資本－期末発行済優先株式数×発行価額)\}÷2} \times 100$

（単位　％）

	15年度	14年度比	14年度
連結ベースＲＯＥ（完全希薄化後）	12.0	29.4	△ 17.4

（注）連結ベースＲＯＥ：普通株主資本に転換型優先株式を含めた完全希薄化後

１０．自己査定、開示及び償却・引当との関係【三井住友銀行単体】

＜16年3月末現在＞　　　　　　　　　　　　　　　　　　　　　　　　（金額単位　億円）

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	II分類	III分類	IV分類	引当金残高	引当率	
破綻先 実質破綻先	破産更生債権及びこれらに準ずる債権 3,616① (15年3月末比 △1,633)	担保・保証等により回収可能部分 3,497(イ)		全額引当 119	全額償却 (注１)	個別貸倒引当金 183 (注２)	100% (注３)	
破綻懸念先	危険債権 12,027② (15年3月末比 △9,268)	担保・保証等により回収可能部分 6,573(ロ)		必要額を引当 5,454		個別貸倒引当金 4,557 (注２)	83.6% (注３)	
要注意先	要管理債権 12,469③ (15年3月末比 △13,600) (要管理先債権)	要管理債権中の担保・保証等による保全部分 5,235(ハ)				要管理債権に対する一般貸倒引当金 2,875	39.0% (注３)	22.4% (注３)
	正常債権 528,744	要管理先債権以外の要注意先債権				一般貸倒引当金 7,690	4.2% [10.8%] (注４)	
正常先		正常先債権					0.2% (注４)	

特定海外債権引当勘定
78

総計 556,856④				
A＝①+②+③	B 担保・保証等により回収可能部分	C 左記以外（A−B）	D 個別貸倒引当金＋要管理債権に対する一般貸倒引当金 (注２)	引当率 (注５) D/C
28,112⑤ (15年3月末比 △24,501) ＜不良債権比率 (⑤/④)5.0%＞	(イ+ロ+ハ) 15,305	12,807	7,615	59.5%

保全率＝（Ｂ＋Ｄ）／Ａ　81.5%

（注１）　直接減額 8,894億円を含む。
（注２）　金融再生法開示対象外の資産に対する引当を一部含む（破綻先・実質破綻先 64億円、破綻懸念先　95億円）。
（注３）　「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」及び「要注意先債権(要管理先債権を含む)」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率。
（注４）　「正常先債権」及び「要管理先債権以外の要注意先債権」は、債権額に対する引当率。
但し、「要管理先債権以外の要注意先債権」について、［　］内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を記載。
（注５）　担保・保証等により回収可能部分の金額を除いた残額に対する引当率。

１１．リスク管理債権の状況

【三井住友銀行単体】　（金額単位　百万円）

		16年３月末	15年３月末比	15年３月末
リスク管理債権	破綻先債権	67,183	△ 105,220	172,403
	延滞債権	1,460,787	△ 929,386	2,390,173
	３カ月以上延滞債権	47,618	△ 67,138	114,756
	貸出条件緩和債権	1,199,301	△1,292,898	2,492,199
	合計	2,774,889	△2,394,642	5,169,531

	16年３月末	15年３月末比	15年３月末
直接減額実施額	865,794	△ 59,691	925,485
貸出金残高（末残）	50,810,144	△6,472,221	57,282,365

（単位　％）

		16年３月末	15年３月末比	15年３月末
貸出金残高比	破綻先債権	0.1	△ 0.2	0.3
	延滞債権	2.9	△ 1.3	4.2
	３カ月以上延滞債権	0.1	△ 0.1	0.2
	貸出条件緩和債権	2.4	△ 2.0	4.4
	合計	5.5	△ 3.5	9.0

【連結】　（金額単位　百万円）

		16年３月末	15年３月末比	15年３月末
リスク管理債権	破綻先債権	96,413	△ 104,979	201,392
	延滞債権	1,767,862	△ 942,302	2,710,164
	３カ月以上延滞債権	51,538	△ 78,815	130,353
	貸出条件緩和債権	1,382,168	△1,346,623	2,728,791
	合計	3,297,981	△2,472,719	5,770,700

	16年３月末	15年３月末比	15年３月末
直接減額実施額	1,178,255	△ 95,105	1,273,360
貸出金残高（末残）	55,382,800	△5,700,146	61,082,946

（単位　％）

		16年３月末	15年３月末比	15年３月末
貸出金残高比	破綻先債権	0.2	△ 0.1	0.3
	延滞債権	3.2	△ 1.2	4.4
	３カ月以上延滞債権	0.1	△ 0.1	0.2
	貸出条件緩和債権	2.5	△ 2.0	4.5
	合計	6.0	△ 3.4	9.4

１２．貸倒引当金等の状況

【三井住友銀行単体】　（金額単位　百万円）

	16年３月末	15年３月末比	15年３月末
貸倒引当金	1,250,751	△　824,046	2,074,797
一般貸倒引当金	769,033	△　344,202	1,113,235
個別貸倒引当金	473,959	△　476,037	949,996
特定海外債権引当勘定	7,758	△　3,808	11,566
直接減額実施額	889,361	△　64,680	954,041
債権売却損失引当金	－	△　17,169	17,169

【連結】　（金額単位　百万円）

	16年３月末	15年３月末比	15年３月末
貸倒引当金	1,422,486	△　821,056	2,243,542
一般貸倒引当金	837,679	△　336,248	1,173,927
個別貸倒引当金	577,047	△　481,001	1,058,048
特定海外債権引当勘定	7,758	△　3,808	11,566
直接減額実施額	1,236,148	△　88,311	1,324,459
債権売却損失引当金	－	△　20,665	20,665

１３．リスク管理債権に対する引当率

【三井住友銀行単体】　（単位　％）

	16年３月末	15年３月末比	15年３月末
直接減額実施前	58.8	9.1	49.7
直接減額実施後	45.1	5.0	40.1

【連結】　（単位　％）

	16年３月末	15年３月末比	15年３月末
直接減額実施前	59.4	8.7	50.7
直接減額実施後	43.1	4.2	38.9

（注）リスク管理債権に対する引当率＝貸倒引当金／リスク管理債権

１４．金融再生法開示債権と保全状況

【三井住友銀行単体】

（単位　百万円、％）

	16年３月末	15年３月末比	15年３月末
破産更生債権及びこれらに準ずる債権	361,642	△　163,247	524,889
危険債権	1,202,673	△　926,828	2,129,501
要管理債権	1,246,919	△1,360,036	2,606,955
合計（Ａ）	2,811,234	△2,450,111	5,261,345
正常債権	52,874,353	△4,439,002	57,313,355
総計（Ｂ）	55,685,587	△6,889,113	62,574,700
不良債権比率（Ａ／Ｂ）	5.0	△　3.4	8.4
直接減額実施額	889,361	△　64,680	954,041

（注）金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。

（金額単位　百万円）

	16年３月末	15年３月末比	15年３月末
保全額（Ｃ）	2,292,028	△1,744,435	4,036,463
貸倒引当金（注）（Ｄ）	761,481	△　729,371	1,490,852
特定債務者引当金	－	－	－
担保保証等（Ｅ）	1,530,547	△1,015,064	2,545,611

（注）貸倒引当金には、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額を計上しております。

（単位　％）

	16年３月末	15年３月末比	15年３月末
保全率（Ｃ）／（Ａ）	81.5	4.8	76.7
貸倒引当金総額を分子に算入した場合の保全率	98.9	11.1	87.8

（単位　％）

	16年３月末	15年３月末比	15年３月末
担保保証等控除後の開示債権に対する引当率（Ｄ）／（Ａ－Ｅ）	59.5	4.6	54.9
貸倒引当金総額を分子に算入した場合の引当率	97.7	21.3	76.4

【連結】

（単位　百万円、％）

	16年３月末	15年３月末比	15年３月末
破産更生債権及びこれらに準ずる債権	485,864	△　170,112	655,976
危険債権	1,409,151	△　931,056	2,340,207
要管理債権	1,441,182	△1,416,408	2,857,590
合計（Ａ）	3,336,197	△2,517,576	5,853,773
正常債権	56,127,550	△3,203,005	59,330,555
総計（Ｂ）	59,463,747	△5,720,581	65,184,328
不良債権比率（Ａ／Ｂ）	5.6	△　3.4	9.0

（金額単位　百万円）

	16年３月末	15年３月末比	15年３月末
保全額（Ｃ）	2,663,776	△1,796,838	4,460,614
貸倒引当金（Ｄ）	837,349	△　732,063	1,569,412
特定債務者引当金	－	－	－
担保保証等（Ｅ）	1,826,427	△1,064,775	2,891,202

（単位　％）

	16年３月末	15年３月末比	15年３月末
保全率（Ｃ）／（Ａ）	79.8	3.6	76.2
貸倒引当金総額を分子に算入した場合の保全率	97.4	9.7	87.7

（単位　％）

	16年３月末	15年３月末比	15年３月末
担保保証等控除後の開示債権に対する引当率（Ｄ）／（Ａ－Ｅ）	55.5	2.5	53.0
貸倒引当金総額を分子に算入した場合の引当率	94.2	18.5	75.7

（ご参考）不良債権のオフバランス化の実績【三井住友銀行単体】

1. 12年度上期以前発生分

（1）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	12年度上期末	12年度下期末	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	増減	
破産更生等債権	6,530	4,752	3,795	2,833	2,403	1,445	996	289	△ 707	
危険債権	25,948	13,616	10,557	8,483	6,611	2,556	1,923	433	△ 1,490	
合計	32,478	18,368	14,352	11,316	9,014	4,001	2,919	722	△ 2,197	(A)
うちオフバランス化につながる措置額						1,512	1,200	297		

（注）オフバランス化につながる措置とは、法的整理、法的整理に準ずる措置、ｸﾞｯﾄﾞｶﾝﾊﾟﾆｰ･ﾊﾞｯﾄﾞｶﾝﾊﾟﾆｰへの会社分割、個人･中小企業向け小口債権の部分直接償却、企業の再生等を信託の目的とし信託終了までにオフバランス化が図られるRCCへの信託を指す。

（2）オフバランス化の実績

（金額単位　億円）

	15年度下期	
清算型処理	△ 210	
再建型処理	△ 71	
再建型処理に伴う業況改善	-	
債権流動化	△ 2,451	
直接償却	1,550	
その他	△ 1,015	
回収･返済等	△ 937	
業況改善	△ 78	
合計	△ 2,197	(A)

（注）1．「清算型処理」とは、清算型倒産手続（破産、特別清算）による債権切捨て・債権償却をいう。
2．「再建型処理」とは、再建型倒産手続（会社更生、民事再生、和議、会社整理）による債権切捨て、特定調停等民事調停による債権放棄及び私的整理による債権放棄をいう。
3．「再建型処理に伴う業況改善」は13年３月期の公表においては、「その他」に計上していた。

2. 12年度下期発生分

（1）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	12年度下期末	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	増減	
破産更生等債権	1,188	1,422	577	521	290	227	55	△ 172	
危険債権	5,926	2,697	1,452	1,127	819	538	202	△ 336	
合計	7,114	4,119	2,029	1,648	1,109	765	257	△ 508	(B)
うちオフバランス化につながる措置額					234	184	43		

（2）オフバランス化の実績

（金額単位　億円）

	15年度下期	
清算型処理	△ 23	
再建型処理	△ 15	
再建型処理に伴う業況改善	-	
債権流動化	△ 680	
直接償却	349	
その他	△ 139	
回収･返済等	△ 133	
業況改善	△ 6	
合計	△ 508	(B)

3. 13年度上期発生分

（1）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	増減	
破産更生等債権	566	766	660	417	325	191	△ 134	
危険債権	3,325	2,369	1,631	995	687	176	△ 511	
合計	3,891	3,135	2,291	1,412	1,012	367	△ 645	(C)
うちオフバランス化につながる措置額				319	255	161		

（2）オフバランス化の実績

（金額単位　億円）

	15年度下期	
清算型処理	△ 0	
再建型処理	△ 27	
再建型処理に伴う業況改善	-	
債権流動化	△ 692	
直接償却	267	
その他	△ 193	
回収･返済等	△ 168	
業況改善	△ 25	
合計	△ 645	(C)

4. 13年度下期発生分

（1）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	増減	
破産更生等債権	806	964	605	984	593	△ 391	
危険債権	17,519	11,315	7,295	3,721	2,006	△ 1,715	
合計	18,325	12,279	7,900	4,705	2,599	△ 2,106	(D)
うちオフバランス化につながる措置額			561	306	160		

（2）オフバランス化の実績

（金額単位　億円）

	15年度下期	
清算型処理	△ 46	
再建型処理	△ 99	
再建型処理に伴う業況改善	△ 172	
債権流動化	△ 2,161	
直接償却	905	
その他	△ 533	
回収・返済等	△ 474	
業況改善	△ 59	
合計	△ 2,106	(D)

5. 14年度上期発生分

（1）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	14年度上期末	14年度下期末	15年度上期末	15年度下期末	増減	
破産更生等債権	645	2,048	958	482	△ 476	
危険債権	4,839	1,536	1,119	440	△ 679	
合計	5,484	3,584	2,077	922	△ 1,155	(E)
うちオフバランス化につながる措置額	1,077	520	176			

（2）オフバランス化の実績

（金額単位　億円）

	15年度下期	
清算型処理	△ 14	
再建型処理	△ 13	
再建型処理に伴う業況改善	△ 27	
債権流動化	△ 1,017	
直接償却	442	
その他	△ 526	
回収・返済等	△ 418	
業況改善	△ 108	
合計	△ 1,155	(E)

6. 14年度下期発生分

（1）破綻懸念先以下（金融再生法基準）の債権残高

（金額単位　億円）

	14年度下期末	15年度上期末	15年度下期末	増減	
破産更生等債権	444	893	415	△ 478	
危険債権	8,094	2,304	783	△ 1,521	
合計	8,538	3,197	1,198	△ 1,999	(F)
うちオフバランス化につながる措置額	407	803	294		

（2）オフバランス化の実績

（金額単位　億円）

	15年度下期	
清算型処理	△ 4	
再建型処理	△ 27	
再建型処理に伴う業況改善	△ 21	
債権流動化	△ 1,005	
直接償却	38	
その他	△ 980	
回収・返済等	△ 861	
業況改善	△ 119	
合計	△ 1,999	(F)

7. 15年度上期発生分

（金額単位　億円）

	15年度上期末	15年度下期末	増減	
破産更生等債権	678	1,012	334	
危険債権	6,020	1,728	△ 4,292	
合計	6,698	2,740	△ 3,958	(G)

	15年度上期末	15年度下期末
うちオフバランス化につながる措置額	441	663

（2）オフバランス化の実績

（金額単位　億円）

	15年度下期	
清算型処理	△ 4	
再建型処理	△ 491	
再建型処理に伴う業況改善	△ 540	
債権流動化	△ 827	
直接償却	△ 710	
その他	△ 1,386	
回収・返済等	△ 1,184	
業況改善	△ 202	
合計	△ 3,958	(G)

8. 15年度下期発生分

（金額単位　億円）

	15年度下期末
破産更生等債権	579
危険債権	6,259
合計	6,838
うちオフバランス化につながる措置額	532

○破綻懸念先以下（金融再生法基準）の債権残高推移

（金額単位　億円）

	12年度上期末	12年度下期末	13年度上期末	13年度下期末	14年度上期末	14年度下期末	15年度上期末	15年度下期末	増減
破産更生等債権	6,530	5,940	5,783	4,982	5,193	5,249	5,061	3,616	△ 1,445
危険債権	25,948	19,541	16,579	29,823	25,523	21,295	16,312	12,027	△ 4,285
合計	32,478	25,481	22,362	34,805	30,716	26,544	21,373	15,643	△ 5,730
うちオフバランス化につながる措置額						4,110	3,709	2,326	

（ご参考）オフバランス化の実績（15年度下期合計）

（金額単位　億円）

	15年度下期
清算型処理	△ 301
再建型処理	△ 743
再建型処理に伴う業況改善	△ 760
債権流動化	△ 8,833
直接償却	2,841
その他	△ 4,772
回収・返済等	△ 4,175
業況改善	△ 597
合計　(A)+(B)+(C)+(D)+(E)+(F)+(G)	△ 12,568

１５．業種別貸出状況等【三井住友銀行単体】

（１）業種別貸出金

（金額単位　百万円）

	16年３月末	15年３月末比	15年３月末
国内店分（除く特別国際金融取引勘定）	47,951,522	△5,844,363	53,795,885
製造業	5,794,191	△ 237,071	6,031,262
農業、林業、漁業及び鉱業	133,833	△ 58,962	192,795
建設業	1,717,184	△ 668,094	2,385,278
運輸、情報通信、公益事業	3,134,713	165,742	2,968,971
卸売・小売業	5,492,168	△ 320,317	5,812,485
金融・保険業	4,892,526	△ 527,108	5,419,634
不動産業	6,995,060	△1,245,267	8,240,327
各種サービス業	5,470,887	△ 151,816	5,622,703
地方公共団体	688,159	180,015	508,144
その他	13,632,796	△2,981,484	16,614,280
海外店分及び特別国際金融取引勘定分	2,858,622	△ 627,857	3,486,479
政府等	63,654	△ 55,814	119,468
金融機関	227,393	△ 8,723	236,116
商工業	2,395,989	△ 549,133	2,945,122
その他	171,583	△ 14,189	185,772
合計	50,810,144	△6,472,221	57,282,365

うちリスク管理債権

（金額単位　百万円）

	16年３月末	15年３月末比	15年３月末
国内店分（除く特別国際金融取引勘定）	2,709,813	△2,335,985	5,045,798
製造業	325,940	105,986	219,954
農業、林業、漁業及び鉱業	1,124	△ 3,446	4,570
建設業	107,094	△ 581,706	688,800
運輸、情報通信、公益事業	84,326	△ 50,526	134,852
卸売・小売業	366,041	△ 167,597	533,638
金融・保険業	53,008	△ 113,076	166,084
不動産業	997,631	△1,054,719	2,052,350
各種サービス業	533,879	△ 415,275	949,154
地方公共団体	-	-	-
その他	240,770	△ 55,626	296,396
海外店分及び特別国際金融取引勘定分	65,076	△ 58,657	123,733
政府等	11,419	△ 220	11,639
金融機関	723	△ 699	1,422
商工業	52,934	△ 57,738	110,672
その他	-	-	-
合計	2,774,889	△2,394,642	5,169,531

（２）業種別金融再生法開示債権及び引当率

（単位　百万円、％）

	16年３月末	引当率	15年３月末比	15年３月末
国内店分（除く特別国際金融取引勘定）	2,740,282	59.3	△2,371,715	5,111,997
製造業	328,465	72.3	106,367	222,098
農業、林業、漁業及び鉱業	1,126	81.5	△ 3,445	4,571
建設業	107,267	38.4	△ 614,439	721,706
運輸、情報通信、公益事業	85,413	44.2	△ 50,304	135,717
卸売・小売業	368,817	52.5	△ 171,157	539,974
金融・保険業	54,710	45.8	△ 113,335	168,045
不動産業	1,016,728	63.0	△1,040,891	2,057,619
各種サービス業	534,458	56.9	△ 427,273	961,731
地方公共団体	-	-	-	-
その他	243,298	99.0	△ 57,238	300,536
海外店分及び特別国際金融取引勘定分	70,952	64.7	△ 78,396	149,348
政府等	11,419	22.3	△ 220	11,639
金融機関	723	-	△ 699	1,422
商工業	58,810	78.5	△ 77,477	136,287
その他	-	-	-	-
合計	2,811,234	59.5	△2,450,111	5,261,345

（注）１．金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
２．引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。

（３）消費者ローン残高

（金額単位　百万円）

	16年３月末	15年３月末比	15年３月末
消費者ローン残高	13,875,878	210,002	13,665,876
住宅ローン残高	12,725,041	385,750	12,339,291
うち自己居住用の住宅ローン残高	8,891,575	544,943	8,346,632
その他ローン残高	1,150,837	△ 175,748	1,326,585

（４）中小企業等に対する貸出金

（単位　百万円、％）

	16年３月末	15年３月末比	15年３月末
中小企業等貸出金残高	35,427,834	△1,305,407	36,733,241
中小企業等貸出金比率	73.9	5.6	68.3

（注）貸出金残高には、海外店分及び特別国際金融取引勘定分を含めておりません。

１６．国別貸出状況等　【三井住友銀行単体】

（１）特定海外債権残高

（単位　百万円、ヶ国）

	16年３月末	15年３月末比	15年３月末
債　権　額	74,688	△　33,389	108,077
対　象　国　数	6	△　3	9

（２）貸出金の主要地域別残高

①アジア主要国向け

（金額単位　百万円）

	16年３月末	15年３月末比	15年３月末
インドネシア	81,177	△　30,282	111,459
うちリスク管理債権	18,265	△　17,916	36,181
タイ	214,587	12,374	202,213
うちリスク管理債権	1,977	△　18,241	20,218
韓国	192,947	27,784	165,163
うちリスク管理債権	1,445	1,092	353
香港	209,540	△　36,477	246,017
うちリスク管理債権	3,244	△　4,876	8,120
中国	148,673	19,209	129,464
うちリスク管理債権	422	△　2,247	2,669
シンガポール	216,223	△　6,879	223,102
うちリスク管理債権	628	509	119
インド	24,685	△　10,654	35,339
うちリスク管理債権	3,102	△　2,035	5,137
マレーシア	55,961	△　7,996	63,957
うちリスク管理債権	457	△　188	645
パキスタン	2,851	△　446	3,297
うちリスク管理債権	1,200	△　165	1,365
その他	65,182	15,049	50,133
うちリスク管理債権	―	―	―
合　　　計	1,211,830	△　18,317	1,230,147
うちリスク管理債権	30,740	△　44,067	74,807

（注）債務者所在国を基準に集計しております。（以下同様）

②中南米主要国向け

（金額単位　百万円）

	16年３月末	15年３月末比	15年３月末
チリ	4,124	△　1,410	5,534
うちリスク管理債権	―	―	―
コロンビア	6,274	△　4,813	11,087
うちリスク管理債権	485	△　338	823
メキシコ	20,097	1,686	18,411
うちリスク管理債権	634	△　87	721
アルゼンチン	693	△　851	1,544
うちリスク管理債権	―	―	―
ブラジル	44,460	7,700	36,760
うちリスク管理債権	―	―	―
ベネズエラ	6,955	△　2,308	9,263
うちリスク管理債権	―	―	―
パナマ	179,208	7,452	171,756
うちリスク管理債権	―	―	―
その他	973	△　77	1,050
うちリスク管理債権	109	△　15	124
合　　　計	262,787	7,378	255,409
うちリスク管理債権	1,228	△　440	1,668

③ロシア向け

（金額単位　百万円）

	16年３月末	15年３月末比	15年３月末
ロシア	4,722	△　701	5,423

（３）金融再生法開示債権の地域別構成

（単位　百万円、％）

	16年３月末	引当率	15年３月末比	15年３月末
海外店分及び特別国際金融取引勘定分	70,952	64.7	△ 78,396	149,348
アジア	32,532	50.8	△ 56,848	89,380
インドネシア	18,265	32.2	△ 17,916	36,181
香港	3,244	82.6	△ 8,964	12,208
インド	3,595	84.8	△ 4,053	7,648
中国	422	91.2	△ 2,266	2,688
その他	7,006	79.8	△ 23,649	30,655
北米	27,404	94.2	△ 23,133	50,537
中南米	3,942	81.8	△ 3,843	7,785
西欧	7,074	37.2	5,428	1,646
東欧	―	―	―	―

（注）1. 金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。
2. 引当率＝貸倒引当金／担保保証等控除後債権×１００
貸倒引当金は、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額であります。
3. 債権額は債務者所在国を基準に集計しております。

１７．預金、貸出金の残高等【三井住友銀行単体】

（１）預金、貸出金の残高

（単位　百万円、％）

	15年度	14年度比	14年度
預　金　（末残）	60,067,417	1,456,686	58,610,731
預　金　（平残）	58,164,414	△ 510,419	58,674,833
うち国内業務部門	52,485,951	863,402	51,622,549
平均利回	0.02	△ 0.02	0.04
貸出金　（末残）	50,810,144	△6,472,221	57,282,365
貸出金　（平残）	54,244,949	△5,146,454	59,391,403
うち国内業務部門	50,475,233	△3,383,515	53,858,748
平均利回	1.75	0.02	1.73

（注）預金には、譲渡性預金を含めておりません。

（２）預金者別預金残高

（金額単位　百万円）

	16年３月末	15年３月末比	15年３月末
国内総預金	58,679,202	2,207,430	56,471,772
個　人	31,631,834	421,633	31,210,201
法　人	27,047,368	1,785,797	25,261,571

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

（ご参考）

（金額単位　百万円）

	16年３月末	15年３月末比	15年３月末
投資信託預り残高	2,005,684	329,600	1,676,084
うち個人向け	1,920,024	321,447	1,598,577

（注）投資信託預り残高は約定基準で、期末の各ファンドの純資産残高に基づいて計上しております。

１８．その他参考計数【三井住友銀行単体】

（１）債権放棄

（単位　社、億円）

	15年度
社数	14
債権放棄額（債権額）	3,230

（注）法的処理に伴う債権放棄は含んでおりません。

（２）「その他有価証券」中の株式の残高及び売却実績

残高　（金額単位　億円）

	16年３月末
貸借対照表価額	33,007
取得原価	26,496

（金額単位　億円）

	15年度
売却実績	約△9,300

１９．役員数・従業員数の状況【三井住友銀行単体】

（単位　人）

	16年３月末		15年３月末	16年３月末 健全化計画
		15年３月末比		
取締役･監査役（注1）	24	－	24	28
従業員数　（注2）	22,348	△　1,676	24,024	22,600

（注）1．三井住友フィナンシャルグループの取締役・監査役を含めております。
　　2．従業員数は在籍ベースであり、事務職員、庶務職員、在籍出向者を含めております。役員、執行役員、嘱託、パート、派遣社員及び海外現地採用者を除いております。

２０．店舗数の状況【三井住友銀行単体】

（単位　店、社）

	16年３月末		15年３月末	16年３月末 健全化計画
		15年３月末比		
国内本支店　（注1）	435	△　2	437	435
海外支店　（注2）	20	－	20	19
海外現地法人　（注3）	25	△　1	26	26

（注）1．出張所、代理店、被振込専用支店、ＡＴＭ管理専門支店、外為事務部を除いております。
　　2．出張所、駐在員事務所を除いております。
　　3．出資比率５０％以下の法人を除いております。

２１．繰延税金資産【三井住友銀行単体】

（１）繰延税金資産の計上額

（金額単位　億円）

		16年３月末	15年３月末比	15年３月末	（ご参考）一時差異等残高 16年３月末
①繰延税金資産合計（②－③）	1	18,396	△ 97	18,493	
②繰延税金資産小計	2	21,969	△ 1,072	23,041	54,055
貸倒引当金	3	4,293	△ 3,909	8,202	10,566
貸出金償却	4	2,828	△ 368	3,196	6,959
債権売却損失引当金	5	－	△ 69	69	－
有価証券有税償却	6	3,786	△ 2,177	5,963	9,319
退職給付引当金	7	823	△ 200	1,023	2,025
減価償却限度超過額	8	71	△ 12	83	174
その他有価証券評価差額金	9	－	△ 69	69	－
税務上の繰越欠損金	10	9,514	＋ 5,780	3,734	23,255
その他	11	654	△ 48	702	1,757
③評価性引当額	12	3,573	△ 975	4,548	
④繰延税金負債	13	2,491	＋ 2,144	347	6,130
退職給付信託設定益	14	255	＋ 2	253	628
その他有価証券評価差額金	15	2,165	＋ 2,165	－	5,328
その他	16	71	△ 23	94	174
繰延税金資産の計上額（①－④）	17	15,905	△ 2,241	18,146	
調整前課税所得の見積額に対応する額	18	17,296	＋ 35	17,261	
将来解消見込が長期にわたる額等（注1）	19	774	△ 111	885	
15行目の繰延税金負債相当額（注2）	20	△ 2,165	△ 2,165	－	
実効税率（注3）	21	40.63%	＋ 0.17%	40.46%	

（注1）スケジューリング可能な一時差異のうち、その解消見積期間が５年を超えるもの（退職給付引当金、建物減価償却限度超過額等）に係る繰延税金資産については、回収可能性ありと判断される（「繰延税金資産の回収可能性の判断に関する監査上の取扱い」（日本公認会計士協会監査委員会報告第66号））。

（注2）繰延税金資産は、その他有価証券評価差額がネット評価差益の場合に計上される繰延税金負債と相殺表示されるが、繰延税金資産の回収可能性の判断に当たっては、この繰延税金負債と相殺される前の繰延税金資産残高が判断対象となる（「その他有価証券の評価差額及び固定資産の減損損失に係る税効果会計の適用における監査上の取扱い」（日本公認会計士協会監査委員会報告第70号））。

（注3）16年度以降解消が見込まれる一時差異等に対して適用する実効税率であり、法人事業税に関する外形標準課税制度が16年度から導入される影響を反映している。また、16年３月末は、一部の自治体が適用を決めた外形標準事業税の超過税率（標準税率の２割増までの税率適用が地方税法で容認されているもの）を反映している。なお、15年３月末においては、15年度中に解消が見込まれる一時差異等に対して適用する実効税率は38.62％である。

（２）繰延税金資産の計上根拠

①計上基準　　**実務指針の例示区分の４号但書**

（イ）当行には重要な税務上の繰越欠損金が存在するが、これは、デフレ環境が持続する中で、財務の健全性を早期に向上させるべく、以下のバランスシート改善策を実施した結果発生したものであり、非経常的な特別の原因に起因したものであると判断される。従って、実務指針（注1）５（1）の例示区分の４号但書に則り、将来の合理的な見積り可能期間（おおむね５年）内の課税所得見積額を限度として繰延税金資産を計上している。

(a)不良債権処理

「金融機関等の経営の健全性確保のための関係法律の整備に関する法律」（平成８年６月）による「早期是正措置」の導入（平成10年度）により、自己査定に基づいて償却・引当を行う体制を整備。
その後、景気低迷の長期化、国内外の経済環境が不透明感を増す中で、資産劣化リスクへの対応力を高めるべく引当強化等の不良債権処理を積極的に実施。この結果、有税による不良債権処理残高（注2）は、16/3末時点で約17,500億円に達している。
また、平成14年10月に出された「金融再生プログラム」に基づき、平成16年度までに不良債権比率を半減すべく現在最終処理を加速させており、その過程で、過去に実施した有税による不良債権処理残高の無税化が急速に進んでいる（15年度中の無税化実績：約16,000億円）。

(b)株式含み損処理

株価の大幅かつ継続的な下落を踏まえ、株価変動リスクの削減、平成13年度に導入決定された株式保有制限の早期達成に向け、保有株式の圧縮を促進。
平成14年度においては、保有株式の売切りによる約11,000億円の簿価圧縮を実施するとともに、減損処理及び合併差益を活用した処理により、保有株式の含み損約12,000億円を一挙的に処理した結果、平成14年度末時点で株式保有制限を前倒しで達成。
こうした施策の影響により、有価証券有税償却残高（注2）は一時的に高水準となったが（11/3末の約1,000億円→15/3末の約15,000億円）、売却促進により無税化も着実に進んでいる（15年度中の無税化実績：約6,000億円）。

（ロ）上記要因により、16/3末時点の税務上の繰越欠損金は約23,000億円となっているが、今後発生する課税所得によって、繰越期限までに確実に解消される見込みである。なお、過去において、重要な税務上の繰越欠損金の繰越期限切れは発生していない。

（注1）「繰延税金資産の回収可能性の判断に関する監査上の取扱い」（日本公認会計士協会監査委員会報告第66号）
（注2）前頁表中の「一時差異等残高」に対応する計数である。

②将来の課税所得見積り可能期間　　**５年**

③今後５年間の調整前課税所得の見積り累計額

（金額単位　億円）

		今後５年間の見積り累計額
業務純益（一般貸倒引当金繰入前）	1	54,500
A 税引前当期純利益	2	30,900
B 申告調整額（除く16/3末一時差異の解消額）	3	11,669
C 調整前課税所得（A＋B）	4	42,569
調整前課税所得に対応する繰延税金資産額	5	17,296

（前頁表中18行目に対応）

【基本的な考え方】

(1)有税残高等の一時差異の解消見込年度をスケジューリング

(2)今後５年間の調整前課税所得を保守的に見積り

①公表済の経営健全化計画（～18年度）を基礎とし、20年度までの収益計画を合理的に見積る

②上記計画計数に対し、将来予測の不確実性を勘案し、一定のストレス（減額調整）を付加

③上記収益計画に対応する申告調整額を加算し、調整前課税所得を算出

(3)上記により回収可能と判断される額に実効税率を乗じた額を、繰延税金資産として計上

（ご参考１）過去５年間の法人税確定申告所得（繰越欠損金控除前）実績

（金額単位　億円）

	12/3期	13/3期	14/3期	15/3期	16/3期
確定申告所得(繰越欠損金控除前)	3,273	▲1,760	2,419	▲7,455	▲14,340

（注1）「確定申告所得（繰越欠損金控除前）」＝「各年度の調整前課税所得」－「各年度における一時差異の無税化額」
（注2）法人税の確定申告は６月末に行うため、16/3期は決算時点での見積り計数である。
（注3）上記計数は、実務指針の例示区分の４号但書に規定する「非経常的な特別の原因」を含んでいるが、これを除けば各期とも課税所得を計上している。

（ご参考２）繰延税金資産の計上メカニズム

１．基本的な考え方


貸借対照表
資　産
負　債
資　本
繰延税金資産
一時差異等の残高
税務上の繰越欠損金
税務上の
損金不算入額
（＝有税償却・引当）
×実効税率
（約４０％）
将来支払税額の
軽減効果
見積可能期間を超える部分

２．計数（事例）

【前提】
①当期末時点における一時差異等残高：6,000⇒解消見込み：５年間で5,000、７年間で6,000
②将来発生課税所得（調整前課税所得）の見積額　　　　：５年間で5,000、７年間で7,000
③実務指針の例示区分の４号但書に該当する会社

（注）ここに記載されている数値は例示であり、当行の数値ではありません。

		1年後	2年後	3年後	4年後	5年後	*5年累計*	6年後	7年後	*7年累計*
調整前課税所得	1	1,000	1,000	1,000	1,000	1,000	*5,000*	1,000	1,000	*7,000*
一時差異の無税化	2	△2,000	△1,000	△800	△700	△500	*△5,000*	△500	△500	*△6,000*
確定申告所得(繰越欠損金控除前)(1行目+2行目)	3	▲1,000	0	200	300	500	*0*	500	500	*1,000*
税務上の繰越欠損金残高	4	1,000	1,000	800	500	0		0	0	
増減額	5	+1,000	0	△200	△300	△500		0	0	
課税対象所得(3行目+5行目)	6	0	0	0	0	0		500	500	
一時差異等の解消額(2行目+5行目)	7	△1,000	△1,000	△1,000	△1,000	△1,000	*△5,000*	△500	△500	*△6,000*
無税化勘案前（1行目×40%）	8	▲400	▲400	▲400	▲400	▲400	*▲2,000*	▲400	▲400	*▲2,800*
無税化勘案後（6行目×40%）	9	0	0	0	0	0	*0*	▲200	▲200	*▲400*
支払税額の軽減額(9行目-8行目)	10	+400	+400	+400	+400	+400	*+2,000*	+200	+200	*+2,400*

支払税額軽減額の合計額　＋2,400　（7年分）

↓（注1）

繰延税金資産の計上額　**＋2,000**　（5年分）　　　＋400　（2年分、注2）

（注1）将来予測の不確実性等を考慮し、繰延税金資産の計上額に制限を加えている。

☆実務指針の例示区分の４号の概要（(b)が４号但書）
(a) 期末時点で重要な税務上の繰越欠損金がある会社等については、原則として翌期の課税所得見積額の範囲内で、かつ翌期の一時差異等のスケジューリングが出来る部分の繰延税金資産を回収可能性ありと判断する。
(b) 但し、事業リストラ、法令等の改正などによる非経常的な特別の原因により繰越欠損金等が生じた場合には、将来の合理的な見積可能期間（おおむね５年）内の課税所得を限度として、かつ当該期間内の一時差異等のスケジューリングが出来る部分の繰延税金資産を回収可能性ありと判断する。

（注2）差額400は、評価性引当額を計上することによって繰延税金資産として認識しないが、会社が存続し課税所得が発生する限りにおいて、支払税額の軽減効果は実現する。

２２．平成１６年度業績予想

株式会社三井住友フィナンシャルグループ

【単体】 （金額単位　億円）

	16年度予想 中間期	16年度予想	15年度実績
営業収益	2,050	2,600	555
経常利益	2,000	2,550	512
当期純利益	2,000	2,550	505

（金額単位　億円）

	16年度予想 中間	16年度予想 年間	15年度実績 年間
配当金総額	—	522	464

１株当たり配当予想 （金額単位　円）

		16年度予想 中間	16年度予想 年間	15年度実績 年間
普通株式		—	4,000	3,000
第一種優先株式		—	10,500	10,500
第二種優先株式		—	28,500	28,500
第三種優先株式		—	13,700	13,700
第四種優先株式	（第1～12回）	—	135,000	135,000
	（第13回）	—	67,500	67,500

【連結】 （金額単位　億円）

	16年度予想 中間期	16年度予想	15年度実績
経常収益	17,000	34,000	35,525
経常利益	2,700	6,500	3,428
当期純利益	1,500	3,300	3,304

＜ご参考＞

株式会社三井住友銀行

【単体】 （金額単位　億円）

	16年度予想 中間期	16年度予想	15年度実績
業務粗利益	7,550	15,650	15,841
経費	△ 2,950	△ 5,850	△ 5,840
業務純益（一般貸倒引当金繰入前）	4,600	9,800	10,001
経常利益	2,000	5,000	1,851
当期純利益	1,300	2,800	3,011

与信関係費用	△ 2,500	△ 4,500	△ 8,034

（ご参考）経営目標の達成状況及び計画

1．平成１５年度経営方針

１５年度・１６年度の２年間で、以下３点を実現

- バランスシートのクリーンアップ → 不良債権比率半減／保有株式：更に圧縮
- 収益性の高いビジネスモデルの確立 → 業務純益１兆円体制確立
- ボトムライン収益の確保・拡大 → １５年度：１，０００億円　以降大幅に拡大

2．バランスシートのクリーンアップ

（１）金融再生法開示債権　　（２）保有株式



億円
59,203 *
52,613
当初計画
実績
28,112
当初計画
修正後
20,000未満
計画
14/3
15/3
16/3
17/3
不良債権比率
8.9%
8.4%
5.0%
3%台
* 旧わかしお銀行の実績を含む
億円
倍
取得原価
時価
取得原価／Tier I
59,179
52,348
30,688
21,522
計画
13/4
14/3
15/3
16/3
（注１）「その他有価証券」の上場・店頭株式（SMBC単体）
（注２）Tier I は、13/4（合併処理後・概数）及び14/3はSMBC連結、15/3及び16/3はSMFG連結

3．収益性の高いビジネスモデルの確立

・業務純益・マーケティング部門業務純益・経費



億円
計画
業務粗利益
6,784 *
6,470
5,840
6,850
経　費
マーケティング部門業務純益
11,865 *
11,136
10,001
当初計画 10,000
9,800
業務純益
13年度
14年度
15年度
16年度

	13年度	14年度	15年度	16年度
マーケティング部門比率**	48.2%	54.3%	72.2%	—
経費率	36.4%	36.7%	36.9%	37.4%

**マーケティング部門業務純益が全体業務純益に占める比率

* 旧わかしお銀行の実績を含む

本資料には、将来の業績に関する記述が含まれています。こうした記述は将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比

（ご参考）三井住友銀行の財務諸表等

1．三井住友銀行の平成15年度経営指標等

【三井住友銀行単体】

経常収益	2,322,363　百万円
経常利益	185,138　百万円
当期純利益	301,113　百万円
総資産	94,109,074　百万円
株主資本	2,870,870　百万円
株主資本比率	3.05　％
単体自己資本比率（国際統一基準）【速報値】	11.36　％
発行済株式総数（期末）	55,778,805　株
うち普通株式	54,811,805
うち第一種優先株式	67,000
うち第二種優先株式	100,000
うち第三種優先株式	800,000
期末自己株式数	－　株
発行済株式総数（平残）	55,778,805　株
うち普通株式	54,811,805
うち第一種優先株式	67,000
うち第二種優先株式	100,000
うち第三種優先株式	800,000
１株当たり当期純利益	5,228円80銭
潜在株式調整後１株当たり当期純利益	5,221円53銭
１株当たり株主資本	28,641円10銭
配当金総額（年間）	243,462　百万円
普通株式　（１株当たり）	4,177 円
第一種優先株式　（１株当たり）	10,500 円
第二種優先株式　（１株当たり）	28,500 円
第三種優先株式　（１株当たり）	13,700 円
時価を付したことにより増加した純資産額	557,016 百万円

【三井住友銀行連結】

連結自己資本比率（国際統一基準）【速報値】	10.89　％

2．貸借対照表（主要内訳）【三井住友銀行単体】

（金額単位　百万円）

科目	平成15年度末（A）	平成14年度末（B）	比較（A－B）
（資産の部）			
現金預け金	4,866,920	3,288,593	1,578,327
コールローン	287,262	99,774	187,488
買現先勘定	130,337	78,679	51,658
債券貸借取引支払保証金	1,009,328	1,981,243	△ 971,915
買入金銭債権	133,081	92,436	40,645
特定取引資産	2,958,990	3,950,372	△ 991,382
金銭の信託	3,749	24,628	△ 20,879
有価証券	26,592,584	23,656,385	2,936,199
貸出金	50,810,144	57,282,365	△ 6,472,221
外国為替	720,840	724,771	△ 3,931
その他資産	1,480,776	1,848,486	△ 367,710
動産不動産	688,325	707,303	△ 18,978
繰延税金資産	1,590,518	1,814,625	△ 224,107
支払承諾見返	4,086,964	4,416,292	△ 329,328
貸倒引当金	△ 1,250,751	△ 2,074,797	824,046
資産の部合計	94,109,074	97,891,161	△ 3,782,087
（負債の部）			
預金	60,067,417	58,610,731	1,456,686
譲渡性預金	3,589,354	4,913,526	△ 1,324,172
コールマネー	2,479,233	2,686,456	△ 207,223
売現先勘定	1,071,114	4,124,094	△ 3,052,980
債券貸借取引受入担保金	5,946,346	4,777,187	1,169,159
売渡手形	3,725,600	6,203,300	△ 2,477,700
コマーシャル・ペーパー	-	50,500	△ 50,500
特定取引負債	1,504,465	2,425,632	△ 921,167
借用金	2,531,973	2,795,160	△ 263,187
外国為替	576,958	392,727	184,231
社債	3,177,741	2,624,099	553,642
信託勘定借	36,032	5,953	30,079
その他負債	2,368,824	1,428,432	940,392
賞与引当金	8,752	9,898	△ 1,146
退職給付引当金	11,748	72,816	△ 61,068
債権売却損失引当金	-	17,169	△ 17,169
日本国際博覧会出展引当金	116	-	116
特別法上の引当金	18	18	-
再評価に係る繰延税金負債	55,541	57,937	△ 2,396
支払承諾	4,086,964	4,416,292	△ 329,328
負債の部合計	91,238,204	95,611,937	△ 4,373,733
（資本の部）			
資本金	559,985	559,985	-
資本剰余金	1,237,307	1,237,307	-
資本準備金	879,693	879,693	-
その他資本剰余金	357,614	357,614	-
利益剰余金	676,064	414,536	261,528
任意積立金	221,540	221,548	△ 8
当期未処分利益	454,523	192,987	261,536
土地再評価差額金	81,158	85,259	△ 4,101
その他有価証券評価差額金	316,354	△ 17,864	334,218
資本の部合計	2,870,870	2,279,223	591,647
負債及び資本の部合計	94,109,074	97,891,161	△ 3,782,087

3．損益計算書（主要内訳）【三井住友銀行単体】

（金額単位　百万円）

科　　目	平成15年度	平成14年度
経常収益	2,322,363	146,251
資金運用収益	1,392,322	82,914
（うち貸出金利息）	(972,891)	(34,190)
（うち有価証券利息配当金）	(249,594)	(40,074)
信託報酬	334	5
役務取引等収益	322,075	31,783
特定取引収益	283,611	11,704
その他業務収益	149,209	14,702
その他経常収益	174,809	5,140
経常費用	2,137,225	77,487
資金調達費用	305,284	16,122
（うち預金利息）	(85,133)	(6,102)
役務取引等費用	95,506	8,338
特定取引費用	2,881	103
その他業務費用	159,774	5,120
営業経費	623,098	36,549
その他経常費用	950,679	11,253
経常利益	185,138	68,763
特別利益	166,823	40,016
特別損失	33,115	2,669
税引前当期純利益	318,846	106,109
法人税、住民税及び事業税	12,752	905
法人税等調整額	4,980	△　77,836
当期純利益	301,113	183,040
前期繰越利益	192,995	0
合併による未処分利益受入額	-	398
土地再評価差額金取崩額	3,868	9,547
中間配当額	43,454	-
当期未処分利益	454,523	192,987

（注）１．記載金額は百万円未満を切り捨てて表示しております。

２．平成14年度には、旧三井住友銀行の合併前（平成14年４月１日～平成15年３月16日）の計数が含まれておりません。

（ご参考）経常収益・経常費用の内訳【三井住友銀行単体】

（金額単位　百万円）

科　　目	平成15年度（A）	平成14年度（B）	比　較（A－B）
経常収益	2,322,363	2,418,024	△ 95,661
資金運用収益	1,392,322	1,647,092	△ 254,770
（うち貸出金利息）	(972,891)	(1,099,326)	(△ 126,435)
（うち有価証券利息配当金）	(249,594)	(257,837)	(△ 8,243)
信託報酬	334	7	327
役務取引等収益	322,075	278,790	43,285
特定取引収益	283,611	196,726	86,885
その他業務収益	149,209	194,653	△ 45,444
その他経常収益	174,809	100,754	74,055
経常費用	2,137,225	3,015,213	△ 877,988
資金調達費用	305,284	423,804	△ 118,520
（うち預金利息）	(85,133)	(145,905)	(△ 60,772)
役務取引等費用	95,506	84,124	11,382
特定取引費用	2,881	725	2,156
その他業務費用	159,774	47,980	111,794
営業経費	623,098	671,639	△ 48,541
その他経常費用	950,679	1,786,938	△ 836,259

（注）１．記載金額は百万円未満を切り捨てて表示しております。
　　　２．平成14年度には、旧三井住友銀行の合併前（平成14年４月１日～平成15年３月16日）の計数を含めております。

４．利益処分計算書案　　【三井住友銀行単体】

（金額単位　百万円）

科　　目	平成15年度（A）	平成14年度（B）	比　較（A－B）
当期未処分利益の処分			
当期未処分利益	454,523	192,987	261,536
任意積立金取崩額	8	7	1
海外投資等損失準備金取崩額	8	7	1
計	454,531	192,995	261,536
利益処分額	200,008	-	200,008
普通株式配当金	200,008	-	200,008
次期繰越利益	254,523	192,995	61,528
その他資本剰余金の処分			
その他資本剰余金	357,614	357,614	-
その他資本剰余金処分額	-	-	-
その他資本剰余金次期繰越額	357,614	357,614	-

（注）記載金額は百万円未満を切り捨てて表示しております。

5．有価証券の時価情報等　【三井住友銀行単体】

［1］有価証券
貸借対照表の「有価証券」のほか、「現金預け金」中の譲渡性預け金が含まれております。

(1) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	16年３月末				
	貸借対照表計上額	時　価	差　額	うち益	うち損
国　債	508,559	500,034	△　8,525	1,739	10,265
その他	10,380	11,259	879	879	－
合　計	518,939	511,293	△　7,646	2,618	10,265

(2) 子会社株式及び関連会社株式で時価のあるもの

（金額単位 百万円）

	16年３月末		
	貸借対照表計上額	時　価	差　額
子会社株式	81,184	122,881	41,696

(3) その他有価証券で時価のあるもの

（金額単位 百万円）

	16年３月末				
	取得原価	貸借対照表計上額	評価差額	うち益	うち損
株　式	2,152,209	2,803,310	651,101	711,514	60,413
債　券	14,694,195	14,592,305	△　101,890	16,211	118,101
国　債	13,476,388	13,388,484	△　87,903	12,998	100,902
地方債	426,236	417,831	△　8,405	950	9,356
社　債	791,571	785,989	△　5,581	2,261	7,843
その他	5,107,263	5,114,199	6,935	29,346	22,410
目的区分変更	－	－	36	36	－
合　計	21,953,668	22,509,815	556,183	757,109	200,925

（注）1．上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は23,452百万円（収益）であります。
時価ヘッジの適用の結果、資本直入処理の対象となる額は532,730百万円であり、同対象額から繰延税金負債216,448百万円を差し引いた額316,282百万円が「その他有価証券評価差額金」に含まれております。

2．その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって貸借対照表価額とし、評価差額を当期の損失として処理（以下、「減損処理」という。）しております。当期におけるこの減損処理額は215百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分ごとに次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30％以上下落
正常先	時価が取得原価に比べて50％以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 時価のない有価証券のうち、主なものの内容及び貸借対照表計上額

（金額単位 百万円）

	16年３月末
子会社株式及び関連会社株式	
子会社株式	1,113,717
関連会社株式	14,127
その他	22,115
その他有価証券	
非上場株式（店頭売買株式を除く。）	497,426
非上場債券	1,585,770
非上場外国証券	168,541
その他	126,934

(5) その他有価証券のうち、満期があるもの及び満期保有目的の債券の期間ごとの償還予定額

（金額単位 百万円）

	16年３月末			
	１年以内	１年超 ５年以内	５年超 10年以内	10年超
債　券	2,709,996	8,966,350	3,904,980	1,105,308
国　債	2,586,741	7,007,183	3,201,294	1,101,824
地方債	1,174	194,285	221,852	519
社　債	122,080	1,764,880	481,834	2,964
その他	301,404	4,119,550	426,442	386,108
合　計	3,011,400	13,085,900	4,331,423	1,491,417

[2] 金銭の信託

その他の金銭の信託（運用目的および満期保有目的以外の金銭の信託）

（金額単位 百万円）

	16年３月末				
	取得原価	貸借対照表 計上額	評価差額		
				うち益	うち損
その他の金銭の信託	3,628	3,749	121	222	100

（注）上記の評価差額から繰延税金負債49百万円を差し引いた額72百万円が「その他有価証券評価差額金」に含まれております。

６．信託財産残高表【三井住友銀行単体】

（金額単位　百万円）

科　　目	平成15年度末 （A）	平成14年度末 （B）	比　較 （A－B）
貸出金	10,000	35,080	△　25,080
有価証券	4,645	-	4,645
金銭債権	378,710	125,942	252,768
その他債権	0	-	0
銀行勘定貸	36,032	5,953	30,079
資産合計	429,388	166,976	262,412
金銭信託	17,007	35,080	△　18,073
金銭債権の信託	371,476	112,952	258,524
包括信託	40,904	18,944	21,960
負債合計	429,388	166,976	262,412

（注）1. 記載金額は百万円未満を切り捨てて表示しております。
2. 共同信託他社管理財産はありません。
3. 元本補てん契約のある信託については取り扱っておりません。

File No. 82-4395
Exhibit A1(b)
(English Translation)

Financial Results
Fiscal Year 2003
-Supplementary Information-

Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation

<Table of Contents>

Page

Financial Highlights for FY2003

(Notes) 1. <C>: SMFG Consolidated.

2. <N>: SMBC Non-consolidated.
Figures for FY2002 include those of former SMBC for the period from April 1, 2002 to March 16, 2003.

(Sumitomo Mitsui Financial Group)

Financial Highlights for FY2003

1. Financial Results

<SMBC Non-consolidated> (Millions of yen)

		FY2003	Change	FY2002
Gross banking profit	1	1,584,127	(176,557)	1,760,684
Excluding gains (losses) on bonds	2	*1,561,386*	*(63,639)*	*1,625,025*
Gross domestic profit	3	1,135,616	(117,282)	1,252,898
Excluding gains (losses) on bonds	4	*1,135,325*	*(45,518)*	*1,180,843*
Net interest income	5	947,885	(77,912)	1,025,797
Trust fees	6	334	327	7
Net fees and commissions	7	179,166	26,317	152,849
Net trading income	8	(1,309)	(3,805)	2,496
Net other operating income	9	9,540	(62,207)	71,747
Gains (losses) on bonds	10	*291*	*(71,763)*	*72,054*
Gross international profit	11	448,510	(59,275)	507,785
Excluding gains (losses) on bonds	12	*426,061*	*(18,120)*	*444,181*
Net interest income	13	139,174	(58,365)	197,539
Net fees and commissions	14	47,401	5,585	41,816
Net trading income	15	282,039	88,535	193,504
Net other operating income	16	(20,105)	(95,030)	74,925
Gains (losses) on bonds	17	*22,449*	*(41,155)*	*63,604*
Expenses (excluding non-recurring losses)	18	(583,995)	63,045	(647,040)
Personnel expenses	19	(221,284)	32,623	(253,907)
Non-personnel expenses	20	(332,238)	25,444	(357,682)
Taxes	21	(30,472)	4,978	(35,450)
Banking profit (excluding transfer to general reserve for possible loan losses)	22	1,000,132	(113,511)	1,113,643
Excluding gains (losses) on bonds	23	*977,391*	*(593)*	*977,984*
Transfer to general reserve for possible loan losses	24	-	238,132	(238,132)
Banking profit	25	1,000,132	124,621	875,511
Gains (losses) on bonds	26	22,741	(112,918)	135,659
Non-recurring gains (losses)	27	(814,994)	657,706	(1,472,700)
Credit related costs	28	869,234	32,849	836,385
Write-off of loans	29	(566,344)	(281,926)	(284,418)
Transfer to specific reserve for possible loan losses	30	-	375,359	(375,359)
Transfer to reserve for losses on loans sold	31	-	15,245	(15,245)
Losses on loans sold to CCPC	32	(806)	15,564	(16,370)
Losses on sale of delinquent loans	33	(302,083)	(153,213)	(148,870)
Transfer to loan loss reserve for specific overseas countries	34	-	(3,879)	3,879
Gains (losses) on stocks	35	103,867	739,575	(635,708)
Gains on sale of stocks	36	151,170	99,965	51,205
Losses on sale of stocks	37	(36,577)	122,871	(159,448)
Losses on devaluation of stocks	38	(10,724)	516,741	(527,465)
Enterprise taxes by Local Governments	39	(8,478)	(667)	(7,811)
Other non-recurring gains (losses)	40	(41,149)	(48,353)	7,204
Ordinary profit (loss)	41	185,138	782,326	(597,188)
Extraordinary gains (losses)	42	133,707	207,506	(73,799)
Gains (losses) on disposal of premises and equipment	43	(11,853)	14,316	(26,169)
Gains on disposal of premises and equipment	44	1,378	(4,120)	5,498
Losses on disposal of premises and equipment	45	(13,232)	18,436	(31,668)
Amortization of net transition obligation from initial application of the new accounting standard for employee retirement benefits	46	(19,473)	694	(20,167)
Write-back of loan loss reserves	47	65,342	65,342	-
Transfer to specific reserve for possible loan losses	48	(276,402)	(276,402)	-
Write-back of general reserve for possible loan losses	49	337,937	337,937	-
Write-back of loan loss reserve for specific overseas countries	50	3,807	3,807	-
Write-back of reserve for losses on loans sold	51	488	488	-
Refund of enterprise tax from Tokyo Government and interest on the refund	52	40,363	40,363	-
Gains on return of the entrusted portion of employee pension fund	53	59,095	59,095	-
Income (loss) before income taxes	54	318,846	989,834	(670,988)
Income taxes, current	55	(12,752)	27,547	(40,299)
Income taxes, deferred	56	(4,980)	(237,963)	232,983
Net income (loss)	57	301,113	779,417	(478,304)

Total credit cost (24+28+47+51)	58	(803,403)	271,114	(1,074,517)

<Consolidated>

(Millions of yen)

		FY2003	Change	FY2002
Consolidated gross profit	1	2,069,501	(114,505)	2,184,006
Net interest income	2	1,281,070	(118,434)	1,399,504
Trust fees	3	334	327	7
Net fees and commissions	4	424,176	71,276	352,900
Net trading income	5	304,094	98,324	205,770
Net other operating income	6	59,825	(165,998)	225,823
General and administrative expenses	7	(866,549)	22,688	(889,237)
Credit related costs	8	(971,455)	229,449	(1,200,904)
Write-off of loans	9	(660,382)	(295,777)	(364,605)
Transfer to specific reserve for possible loan losses	10	-	407,963	(407,963)
Transfer to general reserve for possible loan losses	11	-	250,636	(250,636)
Other credit cost	12	(311,072)	(133,374)	(177,698)
Gains (losses) on stocks	13	101,496	723,022	(621,526)
Equity in earnings of affiliates	14	15,700	9,982	5,718
Other income (expenses)	15	(5,848)	(12,041)	6,193
Ordinary profit (loss)	16	342,844	858,593	(515,749)
Extraordinary gains (losses)	17	62,049	137,213	(75,164)
Write-back of loan loss reserves	18	14,378	14,378	-
Transfer to specific reserve for possible loan losses	19	(320,653)	(320,653)	-
Write-back of general reserve for possible loan losses	20	331,225	331,225	-
Write-back of reserve for losses on loans sold	21	489	489	-
Income (loss) before income taxes and minority interests	22	404,894	995,808	(590,914)
Income taxes, current	23	(24,289)	41,779	(66,068)
Income taxes, deferred	24	(8,593)	(233,783)	225,190
Minority interests in net income (loss)	25	(41,596)	(8,029)	(33,567)
Net income (loss)	26	330,414	795,773	(465,359)

(Note) Consolidated gross profit = (Interest income - interest expeses)+ Trust fees + (Fees and commissions (income) - Fees and commissions (expenses)) + (Trading income - Trading expenses) + (Other income - Other expenses)

Total credit cost (8+18+21)	27	(956,586)	244,318	(1,200,904)

(Reference) (Billions of yen)

Consolidated net business profit	28	1,090.6	(40.4)	1,131.0

(Note) Consolidated net business profit = (SMBC Non-consolidated banking profit (excluding transfer to general reserve for possible loan losses)) + (Other consolidated subsidiaries' ordinary profit (excluding non-recurring items) + (Affiliates' ordinary profit) X (Ownership ratio) - (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and affiliates)

		Mar. 31, 2004	Change	Mar. 31, 2003
Consolidated subsidiaries	29	165	(5)	170
Affiliated companies accounted for by equity method	30	48	1	47

2. Banking Profit per Employee / Overhead Ratio <SMBC Non-consolidated>

(Millions of yen, %)

	FY2003	Change	FY2002
(1)Banking profit (excluding transfer to general reserve for possible loan losses)	1,000,132	(113,511)	1,113,643
Per employee (thousands of yen)	53,620	3,161	50,459
(2)Banking profit	1,000,132	124,621	875,511
Per employee (thousands of yen)	53,620	13,951	39,669
(3)Banking profit (excluding transfer to general reserve for possible loan losses and gains(losses) on bonds)	977,391	(593)	977,984
Per employee (thousands of yen)	52,401	8,089	44,312

	FY2003	Change	FY2002
Overhead ratio	36.9	0.2	36.7

(Notes) 1. Employees include executive officers (who are not board members) and overseas local staffs, and exclude temporary staffs, employees temporarily transferred from other companies, and transferred staffs to other companies.
2. For per-employee caluculation purpose, the average number of employees during the period is used.
3. Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

3. Interest Spread (Domestic) <SMBC Non-consolidated>

(%)

	FY2003	Six-month Period ended Mar. 31, 2004	Change from Six-month Period ended Sep. 30, 2003	FY2002
Yield on interest earning assets (A)	1.45	1.45	0.00	1.47
Interest earned on loans and bills discounted (C)	1.75	1.76	+ 0.03	1.73
Interest earned on securities	0.59	0.60	+ 0.02	0.65
Total cost of funding (including expenses) (B)	0.83	0.83	0.00	0.88
Cost of interest bearing liabilities	0.09	0.09	0.00	0.10
Interest paid on deposits, etc. (D)	0.02	0.02	0.00	0.04
Interest paid on other liabilities	0.23	0.25	+ 0.03	0.20
Expense ratio	0.74	0.74	0.00	0.78
Overall interest spread (A) - (B)	0.62	0.62	0.00	0.59
Interest spread (C) - (D)	1.73	1.74	+ 0.03	1.69

4. Gains (Losses) on Securities <SMBC Non-consolidated>

(Millions of yen)

	FY2003	Change	FY2002
Gains (losses) on bonds	22,741	(112,918)	135,659
Gains on sales	126,945	(47,926)	174,871
Losses on sales	(104,091)	(67,057)	(37,034)
Gains on redemption	57	57	-
Losses on redemption	(55)	(47)	(8)
Losses on devaluation	(114)	2,055	(2,169)

	FY2003	Change	FY2002
Gains (losses) on stocks	103,867	739,575	(635,708)
Gains on sales	151,170	99,965	51,205
Losses on sales	(36,577)	122,871	(159,448)
Losses on devaluation	(10,724)	516,741	(527,465)

5. Unrealized Gains (Losses) on Securities

(1) Evaluation method of securities

Trading purpose		Fair value method (net valuation gains (losses) recognized in income statement)
Held-to-maturity purpose		Amortized cost method
Other securities	With market value	Fair value method (net valuation gains (losses)* directly charged to Stockholders' equity)
	Without market value	Cost method or amortized cost method
Investments in subsidiaries and affiliates		Cost method

*In and after FY2003, fair value hedge accounting is applied for hedge transactions which off-set the fluctuation of the market value of bonds for ALM purpose.

*The amount recognized in income statement by application of fair value hedge accounting is excluded from the amount directly charged to Stockholders' equity.

(Reference) Securities in money held in trust

Investment purpose		Fair value method (net valuation gains (losses) recognized in income statement)
Other money held in trust	With market value	Fair value method (net valuation gains (losses) directly charged to Stockholders' equity)
	Without market value	Cost method or amortized cost method

(2) Unrealized gains (losses)

<SMBC Non-consolidated>

(Millions of yen)

	Mar. 31, 2004				Mar. 31, 2003		
	Net unrealized gains (losses)				Net unrealized gains (losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	(7,646)	(11,449)	2,618	(10,265)	3,803	3,909	(105)
Stocks of subsidiaries and affiliates	41,696	62,124	41,696	-	(20,428)	624	(21,052)
Other securities	556,146	574,003	757,072	(200,925)	(17,857)	257,680	(275,537)
Stocks	651,101	803,455	711,514	(60,413)	(152,354)	105,269	(257,624)
Bonds	(101,890)	(210,602)	16,211	(118,101)	108,712	112,417	(3,705)
Others	6,935	(18,850)	29,346	(22,410)	25,785	39,993	(14,207)
Other money held in trust	121	165	222	(100)	(44)	510	(555)
Total	590,318	624,844	801,610	(211,291)	(34,526)	262,725	(297,251)
Stocks	692,798	865,580	753,211	(60,413)	(172,782)	105,894	(278,677)
Bonds	(110,416)	(221,944)	17,950	(128,366)	111,528	115,234	(3,705)
Others	7,937	(18,790)	30,448	(22,510)	26,727	41,597	(14,869)

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Deposits with banks' and commercial papers as well as claims on loan trust in 'Commercial paper and other debt purchased'.

2. Unrealized gains (losses) of stocks (excluding stocks of subsidiaries and affiliates) are calculated with the average market price during the final month of the fiscal year. Rest of the securities are evaluated at the market price as of the balance sheet date.

3. 'Other securities' and 'Other money held in trust' are evaluated and recorded on the balance sheet at market prices. The figures in the table above indicate the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.

'Unrealized gains (losses) for other securities' includes JPY 23,452 million recognized in income statement by application of fair value hedge accounting, which is excluded from the amount for 'Stockholders' equity'.

<Consolidated>

(Millions of yen)

	Mar. 31, 2004				Mar. 31, 2003		
	Net unrealized gains (losses)				Net unrealized gains (losses)		
	(a)	(a) - (b)	Gains	Losses	(b)	Gains	Losses
Held-to-maturity purpose	(7,425)	(13,307)	2,840	(10,266)	5,882	5,988	(105)
Other securities	575,612	606,255	787,517	(211,904)	(30,643)	272,943	(303,587)
Stocks	669,784	835,226	736,878	(67,094)	(165,442)	112,952	(278,395)
Bonds	(103,256)	(214,420)	18,590	(121,847)	111,164	117,093	(5,928)
Others	9,084	(14,550)	32,047	(22,963)	23,634	42,897	(19,263)
Other money held in trust	121	165	222	(100)	(44)	510	(555)
Total	568,308	593,113	790,580	(222,271)	(24,805)	279,443	(304,248)
Stocks	669,784	835,226	736,878	(67,094)	(165,442)	112,952	(278,395)
Bonds	(111,783)	(227,799)	20,330	(132,113)	116,016	121,945	(5,928)
Others	10,307	(14,313)	33,371	(23,063)	24,620	44,545	(19,925)

(Notes) 1. The figures above include unrealized gains (losses) on negotiable certificates of deposit in 'Deposits with banks' and commercial papers as well as claims on loan trust in 'Commercial paper and other debt purchased'.

2. Unrealized gains (losses) of stocks are mainly calculated with the average market price during the final month of the fiscal year. Rest of the securities are evaluated at the market price as of the balance sheet date.

3. 'Other securities' and 'Other money held in trust' are evaluated and recorded on the consolidated balance sheet at market prices. The figures in the table above indicate the difference between the acquisition cost (or amortized costs) and the consolidated balance sheet amounts.

'Unrealized gains (losses) for other securities' includes JPY 23,452 million recognized in income statement by application of fair value hedge accounting, which is excluded from the amount for 'Stockholders' equity'.

6. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)
<SMBC Non-consolidated>

(Billions of yen)

	Mar. 31, 2004				Mar. 31, 2003			
	Assets (a)	Liabilities (b)	Net assets (a) - (b)	Net deferred gains (losses)	Assets (c)	Liabilities (d)	Net assets (c) - (d)	Net deferred gains (losses)
Interest rate swaps	99.0	106.5	(7.5)	(59.1)	398.5	175.2	223.3	117.3
Currency swaps	1.5	3.9	(2.4)	4.7	419.5	408.0	11.5	9.6
Others	2.3	7.3	(5.0)	1.6	58.9	31.5	27.4	28.9
Total	102.8	117.7	(14.9)	(52.8)	876.9	614.7	262.2	155.8

(Notes) 1. Derivative transactions are valuated at fair value in the balance sheet except for those to which 'the short-cut method for interest rate swap' is applied.

2. As for Mar. 31, 2004, SMBC applied individual deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.
As for Mar. 31, 2003, SMBC mainly applied deferred hedge accounting based on 'the risk adjustment approach', which is one of the methods of macro hedging.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

(Billions of yen)

	Mar. 31, 2004				Mar. 31, 2003			
	1 year or less	1-5 years	over 5 years	Total	1 year or less	1-5 years	over 5 years	Total
Receivable fixed rate /payable floating rate	3,768.9	20,168.0	4,307.6	28,244.5	20,063.1	22,188.0	6,588.7	48,839.8
Receivable floating rate /payable fixed rate	865.0	3,089.9	4,460.4	8,415.3	12,075.6	14,597.6	3,509.8	30,183.0
Receivable floating rate /payable floating rate	1.0	613.0	50.8	664.8	5.2	866.6	84.5	956.3
Total contract amount	4,634.9	23,870.9	8,818.8	37,324.6	32,143.9	37,652.2	10,183.0	79,979.1

7. Employee Retirement Benefits

(1) Balance of the retirement benefit liability

<SMBC Non-consolidated> (Millions of yen)

		Mar. 31, 2004	Change	Mar. 31, 2003
Balance of the retirement benefit liability	(A)	827,806	(276,449)	1,104,255
<Discount rate>		*<2.5%>*	*<-0.5%>*	*<3.0%>*
Fair value of plan assets	(B)	684,749	(21,753)	706,502
Reserve for employee retirement benefits	(C)	11,748	(61,068)	72,816
Prepaid pension cost	(D)	12,394	12,394	-
Unrecognized net obligation from change of accounting method	(E)	16,001	(24,334)	40,335
Unrecognized prior service cost (deductable from the obligation)	(F)	(77,479)	(24,778)	(52,701)
Unrecognized actuarial net gain (loss)	(A-B-C+D-E-F)	205,180	(132,122)	337,302

(Reference) <Consolidated> (Millions of yen)

		Mar. 31, 2004	Change	Mar. 31, 2003
Balance of the retirement benefit liability	(A)	892,421	(272,149)	1,164,570
Fair value of plan assets	(B)	709,353	(13,822)	723,175
Reserve for employee retirement benefits	(C)	40,842	(60,566)	101,408
Prepaid pension cost	(D)	13,049	13,049	-
Unrecognized net obligation from change of accounting method	(E)	17,876	(26,211)	44,087
Unrecognized prior service cost (deductable from the obligation)	(F)	(78,022)	(24,804)	(53,218)
Unrecognized actuarial net gain (loss)	(A-B-C+D-E-F)	215,420	(133,698)	349,118

(2) Cost for employee retirement benefits

<SMBC Non-consolidated> (Millions of yen)

	FY2003	Change	FY2002
Cost for employee retirement benefits	82,216	16,968	65,248
Service cost	21,401	(381)	21,782
Interest cost	31,371	(1,023)	32,394
Expected returns on plan assets	(22,671)	8,385	(31,056)
Amortization of net obligation from change of accounting method (amortized using the straight-line method over 5 years)	19,473	(694)	20,167
Amortization of prior service cost	(6,508)	(114)	(6,394)
Amortization of actuarial net gain (loss)	34,978	12,024	22,954
Others	4,170	(1,230)	5,400

	FY2003	Change	FY2002
Gains on return of the entrusted portion of employee pension fund	59,095	59,095	-

(Reference) <Consolidated> (Millions of yen)

	FY2003	Change	FY2002

8. Capital Ratio <Consolidated>

(Billions of yen, %)

	Mar. 31, 2004 [Preliminary]	Change	Mar. 31, 2003
(1) Capital ratio	11.37	1.27	10.10
(2) Tier I	3,571.6	315.7	3,255.9
Net unrealized losses on other securities	-	24.2	(24.2)
(3) Tier II	3,416.5	454.9	2,961.6
(a) Unrealized gains on securities	249.4	249.4	-
(b) Land revaluation excess	68.5	(3.2)	71.7
(c) General reserve for possible loan losses	740.1	0.5	739.6
(d) Subordinated debts	2,358.6	208.3	2,150.3
(4) Subtraction items	250.8	12.2	238.6
(5) Total capital (2) + (3) - (4)	6,737.4	758.5	5,978.9
(6) Risk-adjusted assets	59,204.0	37.2	59,166.8

9. ROE

<SMBC Non-consolidated> (%)

	FY2003	Change	FY2002
ROE (numerator: Banking profit*)	77.4	1.4	76.0
ROE (numerator: Banking profit)	77.4	17.9	59.5
ROE (numerator: Net income)	22.5	56.6	(34.1)

*Excluding transfer to general reserve for possible loan losses

<Consolidated> (%)

	FY2003	Change	FY2002
ROE (numerator: Net income)	31.7	74.7	(43.0)

$$\text{ROE} = \frac{\text{(Net income - Dividends on preferred stocks)}}{\{\text{(Stockholders' equity at the beginning of the term) - (Number of preferred stocks at the beginning of the term) X (Issue price) + (Stockholders' equity at the end of the term) - (Number of preferred stocks at the end of the term) X (Issue price)}\} / 2} \times 100$$

(%)

	FY2003	Change	FY2002
Fully-diluted ROE (numerator: Net income)	12.0	29.4	(17.4)

(Note) Fully-diluted basis: including convertible preferred stocks.

10. Classification under Self-Assessment, Disclosure of Problem Assets, and Write-Offs / Reserves <SMBC Non-consolidated>

<As of Mar. 31, 2004>

(Billions of yen)

Category of Borrowers under Self-Assessment	Problem Assets based on the Financial Reconstruction Law	Classification under Self-Assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve Ratio
Bankrupt Borrowers / Effectively Bankrupt Borrowers	Bankrupt and Quasi-Bankrupt Assets 361.6 (i) (Change from Mar. 31, 2003: -163.3)	Portion of claims secured by collateral or guarantees, etc. 349.7 (a)		Fully reserved 11.9	Direct Write-offs (*1)	Specific Reserve: 18.3 (*2)	100% (*3)
Potentially Bankrupt Borrowers	Doubtful Assets 1,202.7 (ii) (Change from Mar. 31, 2003: -926.8)	Portion of claims secured by collateral or guarantees, etc. 657.3 (b)		Necessary amount reserved 545.4		Specific Reserve: 455.7 (*2)	83.6% (*3)
Borrowers Requiring Caution	Substandard Loans 1,246.9 (iii) (Change from Mar. 31, 2003: -1,360.0) (Claims to Substandard Borrowers)	Portion of Substandard Loans secured by collateral or guarantees, etc. 523.5 (c)				General Reserve for Substandard Loans 287.5	39.0% (*3); 22.4% (*3)
	Normal Assets 52,874.4	Claims to Borrowers Requiring Caution, excluding claims to Substandard Borrowers				General Reserve: 769.0	4.2% [10.8%] (*4)
Normal Borrowers		Claims to Normal Borrowers					0.2% (*4)

Loan Loss Reserve for Specific Overseas Countries 7.8

Total 55,685.6 (iv)

A=(i)+(ii)+(iii)	B: Portion secured by collateral or guarantees, etc.	C: Unsecured portion (A - B)	D: Specific Reserve + General Reserve for Substandard Loans (*2)	Reserve Ratio (*5) D / C
2,811.2 (v) (Change from Mar. 31, 2003: -2,450.1) <Problem asset ratio ((v)/(iv)) 5.0%>	(a)+(b)+(c) 1,530.5	1,280.7	761.5	59.5%

Coverage Ratio = (B+D)/A 81.5%

(*1) Includes amount of direct reduction totaling JPY 889.4 billion.

(*2) Includes reserves for assets that are not subject to disclosure based on the Financial Reconstruction Law standards. (Bankrupt/Effectively Bankrupt Borrowers: JPY 6.4 billion, Potentially Bankrupt Borrowers: JPY 9.5 billion)

(*3) Reserve ratios to Bankrupt Borrowers, Effectively Bankrupt Borrowers, Potentially Bankrupt Borrowers, Substandard Borrowers and Borrowers Requiring Caution including Substandard Borrowers are the proportion to reserve of the possible loan losses to each category's total unsecured claims.

(*4) Reserve ratios to Normal Borrowers and Borrowers Requiring Caution excluding Substandard Borrowers are the proportion of the reserve to the respective claims of each category.
The reserve ratio of unsecured claims on Borrowers Requiring Caution (excluding claims to Substandard Borrowers) is shown in brackets.

(*5) The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

11. Risk-Monitored Loans

<SMBC Non-consolidated>

(Millions of yen)

		Mar. 31, 2004	Change	Mar. 31, 2003
Risk-monitored loans	Bankrupt loans	67,183	(105,220)	172,403
	Non-accrual loans	1,460,787	(929,386)	2,390,173
	Past due loans (3 months or more)	47,618	(67,138)	114,756
	Restructured loans	1,199,301	(1,292,898)	2,492,199
	Total	2,774,889	(2,394,642)	5,169,531
	Amount of direct reduction	865,794	(59,691)	925,485
Total loans (term-end balance)		50,810,144	(6,472,221)	57,282,365

(%)

		Mar. 31, 2004	Change	Mar. 31, 2003
Ratio to total loans	Bankrupt loans	0.1	(0.2)	0.3
	Non-accrual loans	2.9	(1.3)	4.2
	Past due loans (3 months or more)	0.1	(0.1)	0.2
	Restructured loans	2.4	(2.0)	4.4
	Total	5.5	(3.5)	9.0

<Consolidated>

(Millions of yen)

		Mar. 31, 2004	Change	Mar. 31, 2003
Risk-monitored loans	Bankrupt loans	96,413	(104,979)	201,392
	Non-accrual loans	1,767,862	(942,302)	2,710,164
	Past due loans (3 months or more)	51,538	(78,815)	130,353
	Restructured loans	1,382,168	(1,346,623)	2,728,791
	Total	3,297,981	(2,472,719)	5,770,700
	Amount of direct reduction	1,178,255	(95,105)	1,273,360
Total loans (term-end balance)		55,382,800	(5,700,146)	61,082,946

(%)

		Mar. 31, 2004	Change	Mar. 31, 2003
Ratio to total loans	Bankrupt loans	0.2	(0.1)	0.3
	Non-accrual loans	3.2	(1.2)	4.4
	Past due loans (3 months or more)	0.1	(0.1)	0.2
	Restructured loans	2.5	(2.0)	4.5
	Total	6.0	(3.4)	9.4

12. Reserve for Possible Loan Losses

<SMBC Non-consolidated> (Millions of yen)

	Mar. 31, 2004	Change	Mar. 31, 2003
Reserve for possible loan losses	1,250,751	(824,046)	2,074,797
General reserve	769,033	(344,202)	1,113,235
Specific reserve	473,959	(476,037)	949,996
Loan loss reserve for specific overseas countries	7,758	(3,808)	11,566
Amount of direct reduction	889,361	(64,680)	954,041
Reserve for possible losses on loans sold	-	(17,169)	17,169

<Consolidated> (Millions of yen)

	Mar. 31, 2004	Change	Mar. 31, 2003
Reserve for possible loan losses	1,422,486	(821,056)	2,243,542
General reserve	837,679	(336,248)	1,173,927
Specific reserve	577,047	(481,001)	1,058,048
Loan loss reserve for specific overseas countries	7,758	(3,808)	11,566
Amount of direct reduction	1,236,148	(88,311)	1,324,459
Reserve for possible losses on loans sold	-	(20,665)	20,665

13. Reserve Ratio for Risk-Monitored Loans

<SMBC Non-consolidated> (%)

	Mar. 31, 2004	Change	Mar. 31, 2003
Before direct reduction	58.8	9.1	49.7
After direct reduction	45.1	5.0	40.1

<Consolidated> (%)

	Mar. 31, 2004	Change	Mar. 31, 2003
Before direct reduction	59.4	8.7	50.7
After direct reduction	43.1	4.2	38.9

(Note) Reserve ratio to risk-monitored loans = (Reserve for possible loan losses) / (Risk-monitored loans)

14. Problem Assets Based on the Financial Reconstruction Law and the Coverage

<SMBC Non-consolidated>

(Millions of yen, %)

	Mar. 31, 2004	Change	Mar. 31, 2003
Bankrupt and quasi-bankrupt assets	361,642	(163,247)	524,889
Doubtful assets	1,202,673	(926,828)	2,129,501
Substandard loans	1,246,919	(1,360,036)	2,606,955
Total (A)	2,811,234	(2,450,111)	5,261,345
Normal assets	52,874,353	(4,439,002)	57,313,355
Total (B)	55,685,587	(6,889,113)	62,574,700
Problem asset ratio (A/B)	5.0	(3.4)	8.4
Amount of direct reduction	889,361	(64,680)	954,041

(Note) In addition to loans, acceptances and guarantees, suspense payments, and other credit-type assets are included in the "Problem Assets Based on the Financial Reconstruction Law".

(Millions of yen)

	Mar. 31, 2004	Change	Mar. 31, 2003
Total coverage (C)	2,292,028	(1,744,435)	4,036,463
Reserve for possible loan losses* (D)	761,481	(729,371)	1,490,852
Reserve for supporting specific borrowers	-	-	-
Amount recoverable due to guarantees, collateral and others (E)	1,530,547	(1,015,064)	2,545,611

* Sum of general reserve for Substandard loans and specific reserve.

(%)

	Mar. 31, 2004	Change	Mar. 31, 2003
Coverage ratio (C) / (A)	81.5	4.8	76.7
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	98.9	11.1	87.8

(%)

	Mar. 31, 2004	Change	Mar. 31, 2003
Reserve ratio to unsecured assets (D) / (A - E)	59.5	4.6	54.9
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	97.7	21.3	76.4

<Consolidated>

(Millions of yen, %)

	Mar. 31, 2004	Change	Mar. 31, 2003
Bankrupt and quasi-bankrupt assets	485,864	(170,112)	655,976
Doubtful assets	1,409,151	(931,056)	2,340,207
Substandard loans	1,441,182	(1,416,408)	2,857,590
Total (A)	3,336,197	(2,517,576)	5,853,773
Normal assets	56,127,550	(3,203,005)	59,330,555
Total (B)	59,463,747	(5,720,581)	65,184,328
Problem asset ratio (A/B)	5.6	(3.4)	9.0

(Millions of yen)

	Mar. 31, 2004	Change	Mar. 31, 2003
Total coverage (C)	2,663,776	(1,796,838)	4,460,614
Reserve for possible loan losses* (D)	837,349	(732,063)	1,569,412
Reserve for supporting specific borrowers	-	-	-
Amount recoverable due to guarantees, collateral and others (E)	1,826,427	(1,064,775)	2,891,202

(%)

	Mar. 31, 2004	Change	Mar. 31, 2003
Coverage ratio (C) / (A)	79.8	3.6	76.2
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	97.4	9.7	87.7

(%)

	Mar. 31, 2004	Change	Mar. 31, 2003
Reserve ratio to unsecured assets (D) / (A - E)	55.5	2.5	53.0
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	94.2	18.5	75.7

(Reference) Progress of Off-Balancing of Problem Assets <SMBC Non-consolidated>

1. Problem assets existing prior to and classified during the six-month period ended Sep. 30, 2000

(1) Term-end balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2000	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Change	
Bankrupt and quasi-bankrupt assets	653.0	475.2	379.5	283.3	240.3	144.5	99.6	28.9	(70.7)	
Doubtful assets	2,594.8	1,361.6	1,055.7	848.3	661.1	255.6	192.3	43.3	(149.0)	
Total	3,247.8	1,836.8	1,435.2	1,131.6	901.4	400.1	291.9	72.2	(219.7)	(A)
The result of measures connected to Off-balancing						151.2	120.0	29.7		

(Note) The measures connected to "Off-balancing" are legal reorganizations, measures associated with legal reorganizations, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprizes, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.

(2) Progress of Off-balancing

(Billions of yen)

	Six-month period ended Mar. 31, 2004	
Disposition by borrowers' liquidation	(21.0)	
Reconstructive disposition --- (a)	(7.1)	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(245.1)	
Direct write-offs	155.0	
Others	(101.5)	
Collection/repayment, etc.	(93.7)	
Improvement in debtors' performance	(7.8)	
Total	(219.7)	(A)

(Notes) 1. "Disposition by borrowers' liquidation" refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2. "Reconstructive disposition" refers to abandonment of loans involved in rehabilitative bankruptcy proceedings (corporate reorganization, civil rehabilitation, composition and arrangement), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

3. "Improvement in debtors' performance due to re-constructive disposition" was categorized as "Others" in FY2000 financial results published in May 2001.

2. Problem assets classified during the six-month period ended Mar. 31, 2001

(1) Term-end balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Change	
Bankrupt and quasi-bankrupt assets	118.8	142.2	57.7	52.1	29.0	22.7	5.5	(17.2)	
Doubtful assets	592.6	269.7	145.2	112.7	81.9	53.8	20.2	(33.6)	
Total	711.4	411.9	202.9	164.8	110.9	76.5	25.7	(50.8)	(B)
The result of measures connected to Off-balancing					23.4	18.4	4.3		

(2) Progress of Off-balancing

(Billions of yen)

	Six-month period ended Mar. 31, 2004	
Disposition by borrowers' liquidation	(2.3)	
Reconstructive disposition --- (a)	(1.5)	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(68.0)	
Direct write-offs	34.9	
Others	(13.9)	
Collection/repayment, etc.	(13.3)	
Improvement in debtors' performance	(0.6)	
Total	(50.8)	(B)

3. Problem assets classified during the six-month period ended Sep. 30, 2001

(1) Term-end balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Change	
Bankrupt and quasi-bankrupt assets	56.6	76.6	66.0	41.7	32.5	19.1	(13.4)	
Doubtful assets	332.5	236.9	163.1	99.5	68.7	17.6	(51.1)	
Total	389.1	313.5	229.1	141.2	101.2	36.7	(64.5)	(C)
The result of measures connected to Off-balancing				31.9	25.5	16.1		

(2) Progress of Off-balancing

(Billions of yen)

	Six-month period ended Mar. 31, 2004	
Disposition by borrowers' liquidation	(0.0)	
Reconstructive disposition --- (a)	(2.7)	
Improvement in debtors' performance due to (a)	-	
Loan sales to market	(69.2)	
Direct write-offs	26.7	
Others	(19.3)	
Collection/repayment, etc.	(16.8)	
Improvement in debtors' performance	(2.5)	
Total	(64.5)	(C)

4. Problem assets classified during the six-month period ended Mar. 31, 2002

(1) Term-end balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Change
Bankrupt and quasi-bankrupt assets	80.6	96.4	60.5	98.4	59.3	(39.1)
Doubtful assets	1,751.9	1,131.5	729.5	372.1	200.6	(171.5)
Total	1,832.5	1,227.9	790.0	470.5	259.9	(210.6) (D)
The result of measures connected to Off-balancing			56.1	30.6	16.0	

(2) Progress of Off-balancing

(Billions of yen)

	Six-month period ended Mar. 31, 2004
Disposition by borrowers' liquidation	(4.6)
Reconstructive disposition --- (a)	(9.9)
Improvement in debtors' performance due to (a)	(17.2)
Loan sales to market	(216.1)
Direct write-offs	90.5
Others	(53.3)
Collection/repayment, etc.	(47.4)
Improvement in debtors' performance	(5.9)
Total	(210.6) (D)

5. Problem assets classified during the six-month period ended Sep. 30, 2002

(1) Term-end balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Change
Bankrupt and quasi-bankrupt assets	64.5	204.8	95.8	48.2	(47.6)
Doubtful assets	483.9	153.6	111.9	44.0	(67.9)
Total	548.4	358.4	207.7	92.2	(115.5) (E)
The result of measures connected to Off-balancing		107.7	52.0	17.6	

(2) Progress of Off-balancing

(Billions of yen)

	Six-month period ended Mar. 31, 2004
Disposition by borrowers' liquidation	(1.4)
Reconstructive disposition --- (a)	(1.3)
Improvement in debtors' performance due to (a)	(2.7)
Loan sales to market	(101.7)
Direct write-offs	44.2
Others	(52.6)
Collection/repayment, etc.	(41.8)
Improvement in debtors' performance	(10.8)
Total	(115.5) (E)

6. Problem assets classified during the six-month period ended Mar. 31, 2003

(1) Term-end balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Change
Bankrupt and quasi-bankrupt assets	44.4	89.3	41.5	(47.8)
Doubtful assets	809.4	230.4	78.3	(152.1)
Total	853.8	319.7	119.8	(199.9) (F)
The result of measures connected to Off-balancing	40.7	80.3	29.4	

(2) Progress of Off-balancing

(Billions of yen)

	Six-month period ended Mar. 31, 2004
Disposition by borrowers' liquidation	(0.4)
Reconstructive disposition --- (a)	(2.7)
Improvement in debtors' performance due to (a)	(2.1)
Loan sales to market	(100.5)
Direct write-offs	3.8
Others	(98.0)
Collection/repayment, etc.	(86.1)
Improvement in debtors' performance	(11.9)
	(199.9) (F)

7. Problem assets classified during the six-month period ended Sep. 30, 2003

(1) Term-end balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2003	Mar. 31, 2004	Change	
Bankrupt and quasi-bankrupt assets	67.8	101.2	33.4	
Doubtful assets	602.0	172.8	(429.2)	
Total	669.8	274.0	(395.8)	(G)
The result of measures connected to Off-balancing	44.1	66.3		

(2) Progress of Off-balancing

(Billions of yen)

	Six-month period ended Mar. 31, 2004	
Disposition by borrowers' liquidation	(0.4)	
Reconstructive disposition --- (a)	(49.1)	
Improvement in debtors' performance due to (a)	(54.0)	
Loan sales to market	(82.7)	
Direct write-offs	(71.0)	
Others	(138.6)	
Collection/repayment, etc.	(118.4)	
Improvement in debtors' performance	(20.2)	
Total	(395.8)	(G)

8. Problem assets classified during the six-month period ended Mar. 31, 2004

(Billions of yen)

	Mar. 31, 2004
Bankrupt and quasi-bankrupt assets	57.9
Doubtful assets	625.9
Total	683.8
The result of measures connected to Off-balancing	53.2

(Reference) Balance of Bankrupt and quasi-bankrupt assets, and Doubtful assets based on the Financial Reconstruction Law

(Billions of yen)

	Sep. 30, 2000	Mar. 31, 2001	Sep. 30, 2001	Mar. 31, 2002	Sep. 30, 2002	Mar. 31, 2003	Sep. 30, 2003	Mar. 31, 2004	Change
Bankrupt and quasi-bankrupt assets	653.0	594.0	578.3	498.2	519.3	524.9	506.1	361.6	(144.5)
Doubtful assets	2,594.8	1,954.1	1,657.9	2,982.3	2,552.3	2,129.5	1,631.2	1,202.7	(428.5)
Total	3,247.8	2,548.1	2,236.2	3,480.5	3,071.6	2,654.4	2,137.3	1,564.3	(573.0)
The result of measures connected to Off-balancing						411.0	370.9	232.6	

(Reference) Progress of Off-balancing

(six-month period ended Mar. 31, 2004 total)

(Billions of yen)

	Six-month period ended Mar. 31, 2004
Disposition by borrowers' liquidation	(30.1)
Reconstructive disposition --- (a)	(74.3)
Improvement in debtors' performance due to (a)	(76.0)
Loan sales to market	(883.3)
Direct write-offs	284.1
Others	(477.2)
Collection/repayment, etc.	(417.5)
Improvement in debtors' performance	(59.7)
Total (A)+(B)+(C)+(D)+(E)+(F)+(G)	(1,256.8)

15. Loan Portfolio, Classified by Industry <SMBC Non-consolidated>

(1) Loans and bills discounted, classified by industry

(Millions of yen)

	Mar. 31, 2004		Mar. 31, 2003
		Change	
Domestic offices (excluding offshore banking account)	47,951,522	(5,844,363)	53,795,885
Manufacturing	5,794,191	(237,071)	6,031,262
Agriculture, forestry, fisheries, and mining	133,833	(58,962)	192,795
Construction	1,717,184	(668,094)	2,385,278
Transportation, communications and public enterprises	3,134,713	165,742	2,968,971
Wholesale and retail	5,492,168	(320,317)	5,812,485
Finance and insurance	4,892,526	(527,108)	5,419,634
Real estate	6,995,060	(1,245,267)	8,240,327
Various services	5,470,887	(151,816)	5,622,703
Municipalities	688,159	180,015	508,144
Others	13,632,796	(2,981,484)	16,614,280
Overseas offices and offshore banking accounts	2,858,622	(627,857)	3,486,479
Public sector	63,654	(55,814)	119,468
Financial institutions	227,393	(8,723)	236,116
Commerce and industry	2,395,989	(549,133)	2,945,122
Others	171,583	(14,189)	185,772
Total	50,810,144	(6,472,221)	57,282,365

Risk-Monitored Loans

(Millions of yen)

	Mar. 31, 2004		Mar. 31, 2003
		Change	
Domestic offices (excluding offshore banking account)	2,709,813	(2,335,985)	5,045,798
Manufacturing	325,940	105,986	219,954
Agriculture, forestry, fisheries, and mining	1,124	(3,446)	4,570
Construction	107,094	(581,706)	688,800
Transportation, communications and public enterprises	84,326	(50,526)	134,852
Wholesale and retail	366,041	(167,597)	533,638
Finance and insurance	53,008	(113,076)	166,084
Real estate	997,631	(1,054,719)	2,052,350
Various services	533,879	(415,275)	949,154
Municipalities	-	-	-
Others	240,770	(55,626)	296,396
Overseas offices and offshore banking accounts	65,076	(58,657)	123,733
Public sector	11,419	(220)	11,639
Financial institutions	723	(699)	1,422
Commerce and industry	52,934	(57,738)	110,672
Others	-	-	-
Total	2,774,889	(2,394,642)	5,169,531

(2) Problem Assets Based on the Financial Reconstruction Law classified by industry, and reserve ratio

(Millions of yen, %)

	Mar. 31, 2004			Mar. 31, 2003
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding offshore banking account)	2,740,282	59.3	(2,371,715)	5,111,997
Manufacturing	328,465	72.3	106,367	222,098
Agriculture, forestry, fisheries, and mining	1,126	81.5	(3,445)	4,571
Construction	107,267	38.4	(614,439)	721,706
Transportation, communications and public enterprises	85,413	44.2	(50,304)	135,717
Wholesale and retail	368,817	52.5	(171,157)	539,974
Finance and insurance	54,710	45.8	(113,335)	168,045
Real estate	1,016,728	63.0	(1,040,891)	2,057,619
Various services	534,458	56.9	(427,273)	961,731
Municipalities	-	-	-	-
Others	243,298	99.0	(57,238)	300,536
Overseas offices and offshore banking accounts	70,952	64.7	(78,396)	149,348
Public sector	11,419	22.3	(220)	11,639
Financial institutions	723	-	(699)	1,422
Commerce and industry	58,810	78.5	(77,477)	136,287
Others	-	-	-	-
Total	2,811,234	59.5	(2,450,111)	5,261,345

(Notes) 1. In addition to loans, acceptances and guarantees, suspense payments, and other credit-type assets are included in "Problem Assets Based on the Financial Reconstruction Law".

2. Reserve Ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to collaterals and guarantees) Reserve for possible loan losses is sum of general reserve for Substandard Loans and specific reserve.

(3) Consumer loans outstanding

(Millions of yen)

	Mar. 31, 2004		Mar. 31, 2003
		Change	
Consumer loans	13,875,878	210,002	13,665,876
Mortgage loans	12,725,041	385,750	12,339,291
Residential purpose	8,891,575	544,943	8,346,632
Other consumer loans	1,150,837	(175,748)	1,326,585

(4) Loans to small- and medium-sized enterprises, etc.

(Millions of yen, %)

	Mar. 31, 2004		Mar. 31, 2003
		Change	
Outstanding balance	35,427,834	(1,305,407)	36,733,241
Ratio to total loans	73.9	5.6	68.3

(Note) Outstanding balance does not include loans at overseas branches and offshore banking accounts.

16. Overseas Loans <SMBC Non-consolidated>

(1) Loans to specific overseas countries

(Millions of yen)

	Mar. 31, 2004	Change	Mar. 31, 2003
Loan balance	74,688	(33,389)	108,077
Number of countries	6	(3)	9

(2) Loans classified by country

(i) Loans to major Asian countries

(Millions of yen)

	Mar. 31, 2004	Change	Mar. 31, 2003
Indonesia	81,177	(30,282)	111,459
Risk-monitored loans	18,265	(17,916)	36,181
Thailand	214,587	12,374	202,213
Risk-monitored loans	1,977	(18,241)	20,218
Korea	192,947	27,784	165,163
Risk-monitored loans	1,445	1,092	353
Hong Kong	209,540	(36,477)	246,017
Risk-monitored loans	3,244	(4,876)	8,120
China	148,673	19,209	129,464
Risk-monitored loans	422	(2,247)	2,669
Singapore	216,223	(6,879)	223,102
Risk-monitored loans	628	509	119
India	24,685	(10,654)	35,339
Risk-monitored loans	3,102	(2,035)	5,137
Malaysia	55,961	(7,996)	63,957
Risk-monitored loans	457	(188)	645
Pakistan	2,851	(446)	3,297
Risk-monitored loans	1,200	(165)	1,365
Others	65,182	15,049	50,133
Risk-monitored loans	-	-	-
Total	1,211,830	(18,317)	1,230,147
Risk-monitored loans	30,740	(44,067)	74,807

(Notes) Classified by domicile of debtors (same for the following tables).

(ii) Loans to major Central and South American countries

(Millions of yen)

	Mar. 31, 2004	Change	Mar. 31, 2003
Chile	4,124	(1,410)	5,534
Risk-monitored loans	-	-	-
Columbia	6,274	(4,813)	11,087
Risk-monitored loans	485	(338)	823
Mexico	20,097	1,686	18,411
Risk-monitored loans	634	(87)	721
Argentina	693	(851)	1,544
Risk-monitored loans	-	-	-
Brazil	44,460	7,700	36,760
Risk-monitored loans	-	-	-
Venezuela	6,955	(2,308)	9,263
Risk-monitored loans	-	-	-
Panama	179,208	7,452	171,756
Risk-monitored loans	-	-	-
Others	973	(77)	1,050
Risk-monitored loans	109	(15)	124
Total	262,787	7,378	255,409
Risk-monitored loans	1,228	(440)	1,668

(iii) Loans to Russia

(Millions of yen)

	Mar. 31, 2004	Change	Mar. 31, 2003
Russia	4,722	(701)	5,423

(3) Problem Assets Based on the Financial Reconstruction Law, classified by domicile

(Millions of yen, %)

	Mar. 31, 2004 (a)	Reserve ratio	(a) - (b)	Mar. 31, 2003 (b)
Overseas offices and Japan offshore banking accounts	70,952	64.7	(78,396)	149,348
Asia	32,532	50.8	(56,848)	89,380
Indonesia	18,265	32.2	(17,916)	36,181
Hong Kong	3,244	82.6	(8,964)	12,208
India	3,595	84.8	(4,053)	7,648
China	422	91.2	(2,266)	2,688
Others	7,006	79.8	(23,649)	30,655
North America	27,404	94.2	(23,133)	50,537
Central and South America	3,942	81.8	(3,843)	7,785
Western Europe	7,074	37.2	5,428	1,646
Eastern Europe	-	-	-	-

(Notes) 1. In addition to loans, acceptances and guarantees, suspense payments, and other credit-type assets are included in the "Problem Assets Based on the Financial Reconstruction Law".

2. Reserve Ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to collaterals and guarantees) Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

3. Classified by domicile of debtors.

17. Deposits and Loans <SMBC Non-consolidated>

(1) Deposits and loans outstanding

(Millions of yen, %)

	FY2003	Change	FY2002
Deposits (term-end balance)	60,067,417	1,456,686	58,610,731
Deposits (average balance)	58,164,414	(510,419)	58,674,833
Domestic units	52,485,951	863,402	51,622,549
Average yield	0.02	(0.02)	0.04
Loans (term-end balance)	50,810,144	(6,472,221)	57,282,365
Loans (average balance)	54,244,949	(5,146,454)	59,391,403
Domestic units	50,475,233	(3,383,515)	53,858,748
Average yield	1.75	0.02	1.73

(Note) "negotiable certificates of deposit" is excluded from Deposits.

(2) Deposits outstanding, classified by depositor

(Millions of yen)

	Mar. 31, 2004	Change	Mar. 31, 2003
Domestic deposits	58,679,202	2,207,430	56,471,772
Individual	31,631,834	421,633	31,210,201
Corporate	27,047,368	1,785,797	25,261,571

(Note) Calculation based on the numbers before elimination of temporary inter-office accounts.

Excluding "negotiable certificates of deposit" and offshore banking accounts.

(Reference) (Millions of yen)

	Mar. 31, 2004	Change	Mar. 31, 2003
Outstanding balance of investment trusts	2,005,684	329,600	1,676,084
Balance of investment trusts to individuals	1,920,024	321,447	1,598,577

(Note) Balance of investment trusts is recognized on a contract basis and measured according to each fund's net asset balance at the term-end.

18. Other Financial Data <SMBC Non-consolidated>

(1) Debt Forgiveness

(Billions of yen)

	FY2003
Number of companies of which the debts have been forgiven	14
Principal amount forgiven	323.0

(Note) Debt forgiveness associated with legal settlement is not included.

(2) Outstanding amount and the amount sold of stocks in Other securities

(Billions of yen)

	Mar. 31, 2004
Balance sheet amount	3,300.7
Acquisition cost	2,649.6

(Billions of yen)

	FY2003
Amount sold	approx. 930.0

19. Number of Directors and Employees <SMBC Non-consolidated>

	Mar. 31, 2004		Mar. 31, 2003	Mar. 31, 2004
		Change		"The Plan"*3
Directors and auditors*1	24	-	24	28
Employees*2	22,348	(1,676)	24,024	22,600

(*1) Including directors and auditors of SMFG.

(*2) Resistered employees, excluding directors, executive officers, contract employees, temporary recruited, and overseas local staffs.

(*3) The Plan for Strengthening the Financial Base.

20. Number of Offices <SMBC Non-consolidated>

	Mar. 31, 2004		Mar. 31, 2003	Mar. 31, 2004
		Change		"The Plan"*4
Domestic branches*1	435	(2)	437	435
Overseas branches*2	20	-	20	19
Overseas subsidiaries*3	24	(1)	26	26

(*1) Sub-branches, agencies, branches specialized in receiving money transfers, branches specialized in controlling ATMs in convenience stores, and International Business Operations Department are excluded.

(*2) Sub-branches and representative offices are excluded.

(*3) Excluding affiliates, of which SMBC has less than 50% equity interest.

(*4) The Plan for Strengthening the Financial Base.

21. Deferred Tax Assets <SMBC Non-consolidated>

(1) Deferred Tax Assets on the Balance Sheet

(Billions of yen)

			Mar. 31, 2004	Change	Mar. 31, 2003	(Reference) Temporary differences Mar. 31, 2004
(a) Total deferred tax assets	(b-c)	1	1,839.6	(9.7)	1,849.3	
(b) Subtotal of deferred tax assets		2	2,196.9	(107.2)	2,304.1	5,405.5
Reserve for possible loan losses		3	429.3	(390.9)	820.2	1,056.6
Write-off of loans		4	282.8	(36.8)	319.6	695.9
Reserve for possible losses on loans sold		5	-	(6.9)	6.9	-
Write-off of securities		6	378.6	(217.7)	596.3	931.9
Reserve for employee retirement benefits		7	82.3	(20.0)	102.3	202.5
Depreciation		8	7.1	(1.2)	8.3	17.4
Net unrealized losses on other securities		9	-	(6.9)	6.9	-
Net operating loss carryforwards		10	951.4	578.0	373.4	2,325.5
Other		11	65.4	(4.8)	70.2	175.7
(c) Valuation allowance		12	357.3	(97.5)	454.8	
(d) Total deferred tax liabilities		13	249.1	214.4	34.7	613.0
Gains on securities contributed to employee retirement benefits trust		14	25.5	0.2	25.3	62.8
Net unrealized gains on other securities		15	216.5	216.5	-	532.8
Other		16	7.1	(2.3)	9.4	17.4
Net deferred tax assets (Balance sheet amount)	(a-d)	17	1,590.5	(224.1)	1,814.6	
Amounts corresponding to the estimated taxable income before adjustments		18	1,729.6	3.5	1,726.1	
Amounts to be realized after more than a certain period	(Note 1)	19	77.4	(11.1)	88.5	
Amount corresponding to the deferred tax liabilities shown in 15 above	(Note 2)	20	(216.5)	(216.5)	-	
Effective income tax rate	(Note 3)	21	40.63%	0.17%	40.46%	

(Notes)

1. Deferred tax assets arising from temporary differences that are expected to be reversed after more than five years (such as reserve for employee retirement benefits and depreciation of buildings) may be recognized if there is a high likelihood of such tax benefits being realized. (JICPA Auditing Committee Report No.66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets")
2. Deferred tax assets are recognized on the balance sheet on a net basis after offsetting against deferred tax liabilities arising from net unrealized gains on other securities. But the collectability is assessed for the gross deferred tax assets, before offsetting against deferred tax liabilities. (JICPA Auditing Committee Report No.70 "Auditing Treatment Regarding Application of Tax Effect Accounting to Valuation Differences on Other Securities and Losses on Impairment of Fixed Assets)
3. The effective tax rate is applied to the temporary differences that are expected to be reversed after Fiscal 2004, and reflects the impact of the adoption of enterprise taxes through external standards taxation in Fiscal 2004. In addition, the excess tax rate, upto 20% over the standard tax rate admitted by Local Tax Law, for the enterprise tax being adopted by several municipal governments is considered for March 31, 2004. As for the figures for Mar. 31, 2003, the effective tax rate of 38.62% is applied to the temporary differences that are expected to be reversed in Fiscal 2003.

(2) Reason for Recognition of Deferred Tax Assets on the Balance Sheet

(a) Recognition Criteria — Practical Guideline, examples (4) proviso

(1) SMBC has significant operating loss carryforwards on the tax base. These operating loss carryforwards are due to SMBC taking the below measures in order to quickly strengthen its financial base under the prolonged deflationary pressure, and are accordingly judged to be attributable to extraordinary factors. As a result, SMBC recognized deferred tax assets to the limit of the estimated future taxable income for the period (approximately 5 years) pursuant to the practical guideline on assessing the collectability of deferred tax assets issued by JICPA ("Practical Guideline")(*).

(a) Disposal of Non-performing Loans

SMBC established internal standards for write-offs and reserves based on self assessment in accordance with the "Prompt Corrective Action" adopted in Fiscal 1998 pursuant to the law concerning the maintenance of sound management of financial institutions (June 1996).

SMBC has been aggressively disposing non-performing loans and bolstering provisions in order to reduce the risk of asset deterioration under the severe business environment of a prolonged sluggish economy. As a result, taxable disposal of non-performing loans(**) amounted to approximately 1,750 billion yen as of March 31, 2004.

In addition, pursuant to the "Program for Financial Revival" of October 2002, SMBC is now accelerating disposal of non-performing loans in order to reduce the problem asset ratio to half by Fiscal 2004. In the process, taxable write-off of bad loans implemented in the past is now being realized. (Realized amount for the fiscal year 2003 was approximately 1,600 billion yen.)

(b) Disposal of Unrealized Losses on Stocks

SMBC has been accelerating its effort to reduce stockholdings in order to reduce its exposure to stock price fluctuations and meet the regulation limiting stockholdings that was adopted in Fiscal 2001 and to be implemented in Fiscal 2006.

During Fiscal 2002, SMBC reduced the balance of stocks by 1.1 trillion yen through stocks sales and also disposed all at once unrealized losses on stocks of 1.2 trillion yen by writing off impaired stocks and using the gains on the merger. As a result, SMBC met the regulation limiting stockholdings before the deadline.

As a result, balances of taxable write-off on securities(**) increased temporary (approximately 1,500 billion yen as of March 31, 2003; approximately 100 billion yen as of March 31, 1999). On the other hand, taxable write-off of securities carried out in the past is now being realized through accelerated selling of stocks (result for the fiscal year 2003 was approximately 600 billion yen).

(2) Consequently, operating loss carryforwards on the tax base amounted to approximately 2,300 billion yen as of March 31, 2004 and they are certain to be offset by their expiration period by the taxable income that will be generated in the future. No material operating loss carryforwards on the tax base have expired in the past.

(*) JICPA Auditing Committee Report No.66 "Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets"

(**) Corresponds to "(Reference) Temporary differences" (upper right corner) of the previous page's table.

(b) Term for Future Taxable Income to be estimated — 5 years

(c) Accumulated Amount of Estimated Future Taxable Income before Adjustments for the Next 5 Years

(Billions of yen)

			Estimates of next 5 years
	Banking profit (excluding transfer to general reserve for possible loan losses)	1	5,450.0
A	Income before income taxes	2	3,090.0
B	Adjustments to taxable income (excluding reversal of temporary differences as of Mar. 31, 2004)	3	1,166.9
C	Taxable income before adjustments (A+B)	4	4,256.9
	Deferred tax assets corresponding to taxable income before adjustments	5	1,729.6

(corresponding to 18 of the table on the previous page)

Basic Policy

(1) Estimate when the temporary differences will be reversed

(2) Conservatively estimate the taxable income before adjustments for the next 5 years

(a) Rationally make earnings projection for up to Fiscal 2008 based on the "Plan for strengthening the financial base (up to Fiscal 2006)"

(b) Reduce the projected amount by an amount reflecting the uncertainty of the projected amount

(c) Add the adjustments to the above amount

(3) Apply the effective tax rate to the above amount and record the amount as "deferred tax assets"

(Reference 1) Income of final return (before deducting operating loss carryforwards) for the last 5 years

(Billions of yen)

	Year ended March 31, 2000	2001	2002	2003	2004
Income of final return (before deducting operating loss carryforwards)	327.3	(176.0)	241.9	(745.5)	(1,434.0)

(Notes) 1. Income of final return before deduction of operating loss carryforwards
= Taxable income before adjustments for each fiscal year - Temporary differences to be reversed for each fiscal year
2. Since the final declaration for the corporate income tax is being done in the end of June, the figures for March 31, 2004 are estimated income of final return as of March 31, 2004.
3. The figures above include amounts arising from "extraordinary factors" that are specified in the Practical Guideline.

(Reference 2)

1. Basic Concept


Balance sheet
Temporary differences
Operating loss carryforwards on tax base
Amount of exclusion from expenses (= taxable write-off and allowance)
Multiplied by effective tax rate (approx.40%)
Tax benefit in the future
Assets
Liabilities
Stockholders' equity
Deferred tax assets
Amount to be realized after the estimation period

2. Example

[Assumption]
(1) Temporary differences as of the term-end: 6,000 --- 5000 will be reversed over 5 years and 6,000 over 7 years
(2) Estimated future taxable income (pre-adjusted taxable income): 5,000 over 5 years and 7,000 over 7 years
(3) A company described in the proviso of sample (4) of the Practical Guidelines issued by JICPA

(Remark) The below figures are just examples and not actual figures of SMBC.

		1 year later	2 years later	3 years later	4 years later	5 years later	*Total (5 years)*	6 years later	7 years later	*Total (7 years)*
Taxable income before adjustments	a	**1,000**	**1,000**	**1,000**	**1,000**	**1,000**	*5,000*	**1,000**	**1,000**	*7,000*
Reversal of temporary differences	b	(2,000)	(1,000)	(800)	(700)	(500)	*(5,000)*	(500)	(500)	*(6,000)*
Income of final return (before deducting operating loss carryforwards) (a+b)	c	**(1,000)**	**0**	**200**	**300**	**500**	*0*	**500**	**500**	*1,000*
Operating loss carryforwards on the tax base	d	1,000	1,000	800	500	0		0	0	
Increase (decrease)	e	1,000	0	(200)	(300)	(500)		0	0	
Income subject to taxation (c+e)	f	0	0	0	0	0		500	500	
Reversal of temporary differences (b+e)	g	(1,000)	(1,000)	(1,000)	(1,000)	(1,000)	*(5,000)*	(500)	(500)	*(6,000)*
Before accounting for reversal (a*40%)	h	(400)	(400)	(400)	(400)	(400)	*(2,000)*	(400)	(400)	*(2,800)*
After accounting for reversal (f*40%)	i	0	0	0	0	0	*0*	(200)	(200)	*(400)*
Tax benefits (i-h)	j	400	400	400	400	400	*2,000*	200	200	*2,400*

Total of tax benefits +2,400 (7 years)

(*)

Deferred tax assets (Balance sheet amount) **+2,000** (5 years) +400 (2 years,**)

(*) Given the uncertainty of estimations, JICPA restricts the extent to which deferred tax assets may be recognized.
Outline of Practical Guideline, examples (4) proviso

a When a company has material operating loss carryforwards on the tax base as of term-end, deferred tax assets may be considered to be collectable to the extent of the estimated taxable income for the next fiscal year and relating to the temporary differences expected to be reversed in the next fiscal year.

b **However, when operating loss carryforwards are due to the company's restructuring efforts, changes in laws, and/or other extraordinary factors, the deferred tax assets may be considered to be collectable to the extent of the estimated taxable income for the estimation period (approximately 5 years) and relating to the temporary differences expected to be reversed over the estimation period.**

(**) The difference of 400 is entered as valuation allowance and not recognized as deferred tax assets. But the tax benefits are realized as long as the company exists and generates taxable income.

22. Earnings Forecast for FY2004

Sumitomo Mitsui Financial Group, Inc.

<Non-consolidated> (Billions of yen)

	FY2004		FY2003
	Six-month period ending Sep. 30, 2004	Forecast	Result
Operating income	205.0	260.0	55.5
Ordinary profit	200.0	255.0	51.2
Net income	200.0	255.0	50.5

(Billions of yen)

	FY2004		FY2003
	Six-month period ending Sep. 30, 2004	Forecast	Result
Total dividend	-	52.2	46.4

Dividend per share forecast (Yen)

		FY2004		FY2003
		Six-month period ending Sep. 30, 2004	Forecast	Result
Common stock		-	4,000	3,000
Type 1 Preferred stock		-	10,500	10,500
Type 2 Preferred stock		-	28,500	28,500
Type 3 Preferred stock		-	13,700	13,700
Type 4 Preferred stock	1st - 12th series	-	135,000	135,000
	13th series	-	67,500	67,500

<Consolidated> (Billions of yen)

	FY2004		FY2003
	Six-month period ending Sep. 30, 2004	Forecast	Result
Ordinary income	1,700.0	3,400.0	3,552.5
Ordinary profit	270.0	650.0	342.8
Net income	150.0	330.0	330.4

(Reference)
Sumitomo Mitsui Banking Corporation

<Non-consolidated> (Billions of yen)

	FY2004		FY2003
	Six-month period ending Sep. 30, 2004	Forecast	Result
Gross banking profit	755.0	1,565.0	1,584.1
Expenses	(295.0)	(585.0)	(584.0)
Banking profit (excluding transfer to general reserve for possible loan losses)	460.0	980.0	1,000.1
Ordinary profit	200.0	500.0	185.1
Net income	130.0	280.0	301.1

Total credit cost (*)	(250.0)	(450.0)	(803.4)

(*) (Transfer to general reserve for possible loan losses) + (Credit cost included in non-recurring losses)

(Reference) Progress in the Management Commitment and the Plan

1. Management Policy in FY2003

SMFG will achieve the following 3 goals within fiscal years 2003 and 2004

- -Reinforce Balance Sheet → -Cut Problem asset ratio by half; -Further reduce stockholdings
- -Establish highly-profitable business models → Establish earnings structure to ensure Banking profit of JPY 1 trillion
- -Secure and expand Net income → JPY 100 billion in FY2003, increase substantially thereafter

2. Reinforcement of Balance Sheet

(1) Problem Assets based on the Financial Reconstruction Law


(Billions of yen)
6,000
5,000
4,000
3,000
2,000
1,000
0
5,920.3*
5,261.3
Original plan
Plan
Result 2,811.2
Original plan
Revised plan
Less than 2,000.0
02/3
03/3
04/3
05/3

Problem asset ratio	8.9%	8.4%	5.0%	3% level

* Including the former Wakashio Bank

(2) Stockholdings


(Billions of yen)
(Times)
Acquisition cost
Market value
Acquisition cost/Tier 1
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
5,917.9
5,234.8
3,068.8
2,152.2
Plan
01/4
02/3
03/3
04/3

* Figures of listed stocks and over-the-counter stocks (SMBC non-consolidated)

**Tier 1 Capital figures are after-merger basis in round number for 01/4, SMBC consolidated basis for 02/3, SMFG consolidated basis for 03/3 and 04/3.

3. Establishment of highly-profitable business models

-Banking profit, Marketing Units' Banking profit, Expenses


(Billions of yen)
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Plan
Gross banking profit
678.4*
647.0
584.0
585.0
Expenses
Marketing Units' Banking profit
1,186.5
1,113.6
1,000.1
Original plan 1,000
980.0
Banking profit
FY2001
FY2002
FY2003
FY2004

	FY2001	FY2002	FY2003	FY2004
Ratio of Marketing Units**	48.2%	54.3%	72.2%	-
Overhead ratio	36.4%	36.7%	36.9%	37.4%

**Proportion of Marketing Units' Banking profit to Total Banking profit

* Including the former Wakashio Bank

This material contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this material: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services ... and evolving banking industry standards and similar matters.

(Reference) Financial Statements of SMBC

1. Financial Highlights of Sumitomo Mitsui Banking Corporation's Results for the fiscal year ended March 31, 2004

<SMBC Non-consolidated>

Ordinary income		2,322,363 million yen
Ordinary profit		185,138 million yen
Net income		301,113 million yen
Total assets		94,109,074 million yen
Stockholders' equity		2,870,870 million yen
Stockholders' equity to Total assets		3.05 %
Capital ratio (BIS Guidelines) [preliminary]		11.36 %
Number of shares outstanding as of term-end		55,778,805 shares
	Common stock	54,811,805 shares
	Preferred stock (type 1)	67,000 shares
	Preferred stock (type 2)	100,000 shares
	Preferred stock (type 3)	800,000 shares
Number of treasury stock as of term-end		- shares
Average number of shares outstanding during the term		55,778,805 shares
	Common stock	54,811,805 shares
	Preferred stock (type 1)	67,000 shares
	Preferred stock (type 2)	100,000 shares
	Preferred stock (type 3)	800,000 shares
Net income per share		5,228.80 yen
Net income per share (diluted)		5,221.53 yen
Stockholders' equity per share		28,641.10 yen
Dividends (annual)		243,462 million yen
	Common stock	4,177 yen per share
	Preferred stock (type 1)	10,500 yen per share
	Preferred stock (type 2)	28,500 yen per share
	Preferred stock (type 3)	13,700 yen per share
Increase of net assets by recognizing at fair value		557,016 million yen

<SMBC Consolidated>

Capital ratio (BIS Guidelines) [preliminary]	10.89 %

2. Balance Sheet (Condensed) <SMBC Non-consolidated>

(Millions of yen)

	March 31, 2004 (A)	March 31, 2003 (B)	Change (A-B)
Assets			
Cash and due from banks	4,866,920	3,288,593	1,578,327
Call loans	287,262	99,774	187,488
Receivables under resale agreements	130,337	78,679	51,658
Receivables under securities borrowing transactions	1,009,328	1,981,243	(971,915)
Commercial paper and other debt purchased	133,081	92,436	40,645
Trading assets	2,958,990	3,950,372	(991,382)
Money held in trust	3,749	24,628	(20,879)
Securities	26,592,584	23,656,385	2,936,199
Loans and bills discounted	50,810,144	57,282,365	(6,472,221)
Foreign exchanges	720,840	724,771	(3,931)
Other assets	1,480,776	1,848,486	(367,710)
Premises and equipment	688,325	707,303	(18,978)
Deferred tax assets	1,590,518	1,814,625	(224,107)
Customers' liabilities for acceptances and guarantees	4,086,964	4,416,292	(329,328)
Reserve for possible loan losses	(1,250,751)	(2,074,797)	824,046
Total assets	94,109,074	97,891,161	(3,782,087)
Liabilities			
Deposits	60,067,417	58,610,731	1,456,686
Negotiable certificates of deposit	3,589,354	4,913,526	(1,324,172)
Call money	2,479,233	2,686,456	(207,223)
Payables under repurchase agreements	1,071,114	4,124,094	(3,052,980)
Payables under securities lending transactions	5,946,346	4,777,187	1,169,159
Bills sold	3,725,600	6,203,300	(2,477,700)
Commercial paper	-	50,500	(50,500)
Trading liabilities	1,504,465	2,425,632	(921,167)
Borrowed money	2,531,973	2,795,160	(263,187)
Foreign exchanges	576,958	392,727	184,231
Bonds	3,177,741	2,624,099	553,642
Due to trust account	36,032	5,953	30,079
Other liabilities	2,368,824	1,428,432	940,392
Reserve for employee bonuses	8,752	9,898	(1,146)
Reserve for employee retirement benefits	11,748	72,816	(61,068)
Reserve for possible losses on loans sold	-	17,169	(17,169)
Reserve for expenses related to EXPO 2005 Japan	116	-	116
Other reserves	18	18	-
Deferred tax liabilities for land revaluation	55,541	57,937	(2,396)
Acceptances and guarantees	4,086,964	4,416,292	(329,328)
Total liabilities	91,238,204	95,611,937	(4,373,733)
Stockholders' equity			
Capital stock	559,985	559,985	-
Capital surplus	1,237,307	1,237,307	-
Capital reserve	879,693	879,693	-
Other capital surplus	357,614	357,614	-
Retained earnings	676,064	414,536	261,528
Voluntary reserves	221,540	221,548	(8)
Unappropriated retained earnings	454,523	192,987	261,536
Land revaluation excess	81,158	85,259	(4,101)
Net unrealized gains (losses) on other securities	316,354	(17,864)	334,218
Total stockholders' equity	2,870,870	2,279,223	591,647
Total liabilities and stockholders' equity	94,109,074	97,891,161	(3,782,087)

(Note) Amounts less than one million yen have been omitted.

3. Income Statement (Condensed) <SMBC Non-consolidated>

(Millions of yen)

	FY2003	FY2002
Ordinary income:	2,322,363	146,251
Interest income	1,392,322	82,914
Interest on loans and discounts	972,891	34,190
Interest and dividends on securities	249,594	40,074
Trust fees	334	5
Fees and commissions	322,075	31,783
Trading profits	283,611	11,704
Other operating income	149,209	14,702
Other income	174,809	5,140
Ordinary expenses:	2,137,225	77,487
Interest expenses	305,284	16,122
Interest on deposits	85,133	6,102
Fees and commissions	95,506	8,338
Trading losses	2,881	103
Other operating expenses	159,774	5,120
General and administrative expenses	623,098	36,549
Other expenses	950,679	11,253
Ordinary profit	185,138	68,763
Extraordinary gains	166,823	40,016
Extraordinary losses	33,115	2,669
Income before income taxes	318,846	106,109
Income taxes, Current	12,752	905
Income taxes, Deferred	4,980	(77,836)
Net income	301,113	183,040
Unappropriated retained earnings carried forward	192,995	0
Unappropriated retained earnings inherited due to merger	-	398
Transfer from land revaluation excess	3,868	9,547
Interim dividends	43,454	-
Unappropriated retained earnings at end of term	454,523	192,987

(Notes) 1. Amounts less than one million yen have been omitted.

2. Figures of FY2002 do not include the former SMBC's Profit/Loss for the term from April 1, 2002 to March 16, 2003.

(Reference) Ordinary Income / Ordinary Expenses <SMBC Non-consolidated>

(Millions of yen)

	FY2003 (A)	FY2002 (B)	Change (A-B)
Ordinary income	2,322,363	2,418,024	(95,661)
Interest income	1,392,322	1,647,092	(254,770)
Interest on loans and discounts	972,891	1,099,326	(126,435)
Interest and dividends on securities	249,594	257,837	(8,243)
Trust fees	334	7	327
Fees and commissions	322,075	278,790	43,285
Trading profits	283,611	196,726	86,885
Other operating income	149,209	194,653	(45,444)
Other income	174,809	100,754	74,055
Ordinary expenses	2,137,225	3,015,213	(877,988)
Interest expenses	305,284	423,804	(118,520)
Interest on deposits	85,133	145,905	(60,772)
Fees and commissions	95,506	84,124	11,382
Trading losses	2,881	725	2,156
Other operating expenses	159,774	47,980	111,794
General and administrative expenses	623,098	671,639	(48,541)
Other expenses	950,679	1,786,938	(836,259)

(Notes) 1. Amounts less than one million yen have been omitted.

2. Figures of FY2002 include the former SMBC's profit/loss for the term from April 1, 2002 to March 16, 2003.

4. Statement of Appropriation of Retained Earnings (Proposal) <SMBC Non-consolidated>

(Millions of yen)

	FY2003 (A)	FY2002 (B)	Change (A-B)
Appropriation of unappropriated retained earnings			
Unappropriated retained earnings at end of year	454,523	192,987	261,536
Transfer from voluntary reserves	8	7	1
Transfer from reserve for possible losses on overseas investments	8	7	1
Total	454,531	192,995	261,536
Retained earnings to be appropriated	200,008	-	200,008
Dividends on common stock	200,008	-	200,008
Retained earnings carried forward to next year	254,523	192,995	61,528
Appropriation of other capital surplus			
Other capital surplus at end of year	357,614	357,614	-
Other capital surplus to be appropriated	-	-	-
Other capital surplus carried forward to next year	357,614	357,614	-

... have been omitted

5. Market Value Information on SMBC's Securities <Non-consolidated>

[1] Securities

In addition to "Securities" stated in the non-consolidated balance sheet, negotiable certificates of deposit bought classified as "Cash and due from banks" is included in the amount below.

(1) Bonds classified as held-to-maturity with market value

(Millions of yen)

	As of March 31, 2004				
	Balance sheet amount	Market value	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Japanese Government bonds	508,559	500,034	(8,525)	1,739	10,265
Other	10,380	11,259	879	879	-
Total	518,939	511,293	(7,646)	2,618	10,265

(2) Investments in subsidiaries or affiliates with market value

(Millions of yen)

	As of March 31, 2004		
	Balance sheet amount	Market value	Net unrealized gains (losses)
Stocks of subsidiaries	81,184	122,881	41,696

(3) Other securities with market value

(Millions of yen)

	As of March 31, 2004				
	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Stocks	2,152,209	2,803,310	651,101	711,514	60,413
Bonds	14,694,195	14,592,305	(101,890)	16,211	118,101
Japanese Government bonds	13,476,388	13,388,484	(87,903)	12,998	100,902
Japanese Local Government bonds	426,236	417,831	(8,405)	950	9,356
Japanese corporate bonds	791,571	785,989	(5,581)	2,261	7,843
Other	5,107,263	5,114,199	6,935	29,346	22,410
Change of purpose of holding	-	-	36	36	-
Total	21,953,668	22,509,815	556,183	757,109	200,925

(Notes)

1. Of the total net unrealized gains shown above, 23,452 million yen is included in this term's profit because of the application of fair value hedge accounting.

   As a result of applying fair value hedge accounting, the amount subject to inclusion in the stockholders' equity is 532,730 million yen and the actual amount included in the stockholder's equity under "Net unrealized gains on other securities" is 316,282 million yen (calculated by deducting deferred tax liabilities of 216,448 million yen from the 532,730 million yen).

2. Other securities with market value are considered as impaired if the market value decreases materially below the acquisition cost and such decline is not considered as recoverable. The market value is recognized as the balance sheet amount and the amount of write-down is accounted for as valuation loss (impaired) for the this term. Valuation loss for this term was 215 million yen. The rule for determining "material decline" is as follows and is based on the classification of issuing company under self-assessment of assets.

Bankrupt/ Effectively bankrupt/ Potentially bankrupt issuers	Market value is lower than acquisition cost.
Issuers requiring caution	Market value is 30% or more lower than acquisition cost.
Normal issuers	Market value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt

Potentially bankrupt issuers: Issuers that are perceived to have a high risk of falling into bankruptcy

Issuers requiring caution: Issuers that are identified for close monitoring

Normal issuers: Issuers other than the above four categories of issuers

(4) Securities with no available market value

(Millions of yen)

	As of March 31, 2004
Investments in subsidiaries and affiliates	
Stocks of subsidiaries	1,113,717
Stocks of affiliates	14,127
Other	22,115
Other securities	
Unlisted stocks (except for OTC stocks)	497,426
Unlisted bonds	1,585,770
Unlisted foreign securities	168,541
Other	126,934

(5) Redemption schedule of other securities with maturities and bonds classified as held-to-maturity

(Millions of yen)

	As of March 31, 2004			
	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	over 10 years
Bonds	2,709,996	8,966,350	3,904,980	1,105,308
Japanese Government bonds	2,586,741	7,007,183	3,201,294	1,101,824
Japanese Local Government bonds	1,174	194,285	221,852	519
Japanese corporate bonds	122,080	1,764,880	481,834	2,964
Other	301,404	4,119,550	426,442	386,108
Total	3,011,400	13,085,900	4,331,423	1,491,417

[2] Money Held in Trust

Other money held in trust (Other than classified as trading or held-to-maturity purpose)

(Millions of yen)

	As of March 31, 2004				
	Acquisition cost	Balance sheet amount	Net unrealized gains (losses)	Unrealized gains	Unrealized losses
Other money held in trust	3,628	3,749	121	222	100

(Note) Net unrealized gains of 72 million yen (after the deduction of 49 million yen in deferred tax assets from the above 121 million yen in net unrealized gains) are included in "Net unrealized gains on other securities.

6. SMBC's Non-consolidated Statements of Trust Assets and Liabilities

(Millions of yen)

	March 31, 2004 (A)	March 31, 2003 (B)	Change (A-B)
Loans and bills discounted	10,000	35,080	(25,080)
Securities	4,645	-	4,645
Monetary claims	378,710	125,942	252,768
Other claims	0	-	0
Due from banking account	36,032	5,953	30,079
Total assets	429,388	166,976	262,412
Monetary trusts	17,007	35,080	(18,073)
Monetary claims trusts	371,476	112,952	258,524
Composit trusts	40,904	18,944	21,960
Total liabilities	429,388	166,976	262,412

File No. 82-4395
Exhibit A2(a)

平成16年4月1日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号 ８３１６）

代表取締役異動のお知らせ

当社副社長（代表取締役）門脇　英晴は、６月２９日付で辞任いたします。
同氏は、平成１６年６月２９日に 株式会社日本総合研究所　理事長に就任の予定であります。

当社専務執行役員　北山　禎介は、４月１日付で副社長執行役員に就任し，平成16年6月29日に当社　副社長（代表取締役）に就任の予定であります。

以　上

File No. 82-4395
Exhibit A2(a)
(English Translation)

Change of Representative Directors

TOKYO, April 1, 2004 --- Sumitomo Mitsui Financial Group, Inc. announced today the change of representative directors as follows:

Hideharu Kadowaki (Deputy President, Representative Director) will resign on June 29, 2004. He will be appointed as Chairman of The Japan Research Institute, Limited.

Teisuke Kitayama (Senior Managing Director) will be appointed as Deputy President on April 1, 2004 and will be appointed as Deputy President, Representative Director on June 29, 2004.

File No. 82-4395
Exhibit A2(b)

平成16年4月19日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社さくらケーシーエス）の
平成16年3月期業績予想の修正について

当社の連結子会社である株式会社さくらケーシーエスが、平成15年11月21日の中間決算発表時に公表した平成16年3月期（平成15年4月1日～平成16年3月31日）の業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

平成 16 年 4 月 19 日

各　　位

会　社　名　株式会社さくらケーシーエス
代 表 者 名　取締役社長　小川　恵三
コード番号　４７６１（大証第二部）
問 合 せ 先　取締役経営企画部長
田中　秀明
TEL（078）391-6571

業績予想の修正に関するお知らせ

最近の業績の動向等を踏まえ、平成15年11月21日の中間決算発表時に公表した業績予想を下記のとおり修正します。

記

1. 平成16年3月期通期業績予想数値の修正（平成15年4月1日～平成16年3月31日）

【連結】　（単位：百万円）

	売 上 高	経常利益	当期純利益
前回発表予想（Ａ）	23,900	510	260
今回修正予想（Ｂ）	24,065	679	369
増減額（Ｂ―Ａ）	165	169	109
増減率（%）	0.7%	33.1%	41.9%
前期(平成15年3月期)実績	24,948	731	90

【単体】　（単位：百万円）

	売 上 高	経常利益	当期純利益
前回発表予想（Ａ）	23,300	450	225
今回修正予想（Ｂ）	23,435	577	308
増減額（Ｂ―Ａ）	135	127	83
増減率（%）	0.6%	28.2%	36.9%
前期(平成15年3月期)実績	24,322	649	93

2. 修正の理由

平成16年3月期の連結業績につきましては、不動産登記簿データ入力業務の縮小と銀行の業務集約化の影響、さらに主要取引先からの効率化要請に加えて、前期の大口スポット商談の落込みがある等大変厳しい環境にありました。これを受けまして、新規事業の業績改善をはじめ、経費の削減、システム部門における効率化の取り組みや赤字プロジェクトの削減等きめ細かく利益改善に取り組んでまいりました。

その結果、15年3月期の利益水準には届きませんでしたが、前回発表予想数字に対しまして、経常利益は33.1%、当期純利益も41.9%上回る見通しとなりました。

また、単独業績につきましても、予想比、売上高は0.6%増、経常利益は28.2%増、当期純利益は36.9%増となる見通しであります。

以　上

File No. 82-4395
Exhibit A2(b)
(English Translation)

Sumitomo Mitsui Financial Group Announces Revision of Fiscal Year 2003 Earnings Forecast For Its Consolidated Subsidiary, Sakura KCS Corporation

TOKYO, April 19, 2004: Sumitomo Mitsui Financial Group, Inc. ('SMFG') announced today that its consolidated subsidiary, Sakura KCS Corporation, has revised its earnings forecast for the fiscal year 2003 ended March 31, 2004, which were published on November 21, 2003 (see Appendix).

(Appendix)

Sakura KCS Corporation Announces
Revision of Earnings Forecast for Fiscal Year 2003

KOBE, Japan, April 19, 2004: Sakura KCS Corporation ("Sakura KCS") announces today a revision of its earnings forecast for the fiscal year 2003 ended March 31, 2004, which was originally published on November 21, 2003.

1. Revision of earnings forecast (Fiscal year 2003 ended March 31, 2004)

(Consolidated) (Millions of yen)

	Sales	Operating profit	Net income
Previous forecast (A)	23,900	510	260
Revised forecast (B)	24,065	679	369
Difference (B)−(A)	165	169	109
Percent change	0.7%	33.1%	41.9%
(Ref.) Fiscal year 2002	24,948	731	90

(Non-consolidated) (Millions of yen)

	Sales	Operating profit	Net income
Previous forecast (A)	23,300	450	225
Revised forecast (B)	23,435	577	308
Difference (B)−(A)	135	127	83
Percent change	0.6%	28.2%	36.9%
(Ref.) Fiscal year 2002	24,322	649	93

2. Factors behind the revision:

<<Consolidated basis>>

Our operating environment in fiscal year 2003 was very difficult due to the reduction in real-estate registration data input business, centralization of operations by banks, demand for more efficient operation by our main customers, and reactionary fall against large, one-off business deals in the previous fiscal year. Against this backdrop, we implemented various initiatives to improve our earnings such as restructuring new businesses, cutting costs, boosting the efficiency of the Systems Division, and terminating unprofitable projects. As a result, though less than the previous fiscal year, we expect fiscal year 2003 operating profit and net income to have increased by 33.1% and 41.9%, respectively, compared with the previous

forecast.

<<Non-consolidated basis>>

We expect sales, operating profit and net income to have increased by 0.6%, 28.2% and 36.9%, respectively, compared with the previous forecast.

Exhibit A2(c)

平成 16 年 4 月 26 日

各　　位

株式会社 三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社みなと銀行）の
平成 16 年 3 月期業績予想の修正について

当社の連結子会社である株式会社みなと銀行が、平成 15 年 11 月 25 日の中間決算発表時に公表した平成 16 年 3 月期（平成 15 年 4 月 1 日～平成 16 年 3 月 31 日）の業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

平成16年4月26日

各　位

会 社 名　株式会社　みなと銀行
代表者名　取締役頭取　西村 忠禧
コード番号　8543 東証第一部・大証第一部
問合せ先　常務執行役員企画部長 竹内 健二
(TEL 078-333-3224)

平成16年3月期業績予想の修正について

平成15年11月25日に公表しました平成16年3月期の業績予想を下記のとおり修正いたします。

記

1. 平成16年3月期(平成15年4月1日～平成16年3月31日)の業績予想数値の修正

【単体】　(単位：百万円)

	経常収益	経常利益	当期純利益
前回発表予想 (A)	70,000	7,000	2,000
今回修正予想 (B)	71,500	7,600	2,100
増減額 (B)−(A)	+1,500	+600	+100
増減率(%)	+2.1%	+8.5%	+5.0%
前期実績(15年3月期)	70,134	7,133	1,120

【連結】　(単位：百万円)

	経常収益	経常利益	当期純利益
前回発表予想 (A)	76,000	7,200	2,000
今回修正予想 (B)	77,400	8,900	3,000
増減額 (B)−(A)	+1,400	+1,700	+1,000
増減率(%)	+1.8%	+23.6%	+50.0%
前期実績(15年3月期)	75,846	4,613	1,969

2. 修正理由

資金運用収益の増加や償却済債権の回収等により、経常収益が連結・単体ともに増収となる一方、連結子会社の不良債権処理費用削減等もあり、連結当期純利益は当初予想を10億円上回る見込みであります。

以　上

Exhibit A2(c)
(English Translation)

Sumitomo Mitsui Financial Group Announces
Revision of Earnings Forecast for Fiscal Year 2003
for Its Consolidated Subsidiary, The Minato Bank, Limited

TOKYO, April 26, 2004 --- Sumitomo Mitsui Financial Group, Inc. announced today that its consolidated subsidiary, The Minato Bank, Limited, has revised its earnings forecast for the fiscal year 2003 ended March 31, 2004, which was previously published on November 25, 2003 (see Appendix).

(Appendix)

Minato Bank Announces
Revision of Earnings Forecast for Fiscal Year 2003

KOBE, Japan, April 26, 2004 --- The Minato Bank, Limited ("Minato") announces today its revision of earnings forecast for the fiscal year 2003 ended March 31, 2004, which was previously published on November 25, 2003.

1. Revision of earnings forecast (Fiscal year ended March 31, 2004)

(Non-consolidated) (Millions of yen)

	Total income	Ordinary profit	Net income
Previous forecast (A)	70,000	7,000	2,000
Revised forecast (B)	71,500	7,600	2,100
Difference (B) - (A)	1,500	600	100
Percentage change	2.1%	8.5%	5.0%
(Reference) Fiscal year 2002	70,134	7,133	1,120

(Consolidated) (Millions of yen)

	Total income	Ordinary profit	Net income
Previous forecast (A)	76,000	7,200	2,000
Revised forecast (B)	77,400	8,900	3,000
Difference (B) - (A)	1,400	1,700	1,000
Percentage change	1.8%	23.6%	50.0%
(Reference) Fiscal year 2002	75,846	4,613	1,969

2. Reason for the revision

On both consolidated and non-consolidated basis, Minato forecasts total income to increase compared with the previous forecast mainly due to the increase in interest income and the gains on collection of written-off claims. In addition, its consolidated subsidiaries estimates credit cost to decrease.

As a result, Minato forecasts net income on consolidated basis to increase by 1 billion yen compared with the previous forecast.

平成16年4月28日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

平成16年3月期連結業績予想の修正について

当社子会社である株式会社三井住友銀行の当期業績については、前回予想（平成15年11月）に比べて、不良債権の最終処理の加速等により与信関係費用が増加するものの、株式相場が堅調に推移したことにより株式等損益が高水準となる見込みであること、更に厚生年金基金の代行部分を返上したことに伴う特別利益(約600億円)を計上すること等から、大幅な増益が見込まれます。これを主因として、当社の平成16年3月期連結業績予想（平成15年4月1日～平成16年3月31日）を次のとおり修正しますので、お知らせいたします。

（単位：億円）

	経常収益	経常利益	当期純利益
前回予想（平成15年11月）　(A)	35,000	3,200	2,300
今回修正予想　(B)	35,000	3,400	3,300
増減額　(B－A)	－	＋ 200	＋ 1,000
増減率　(%)	－	＋ 6.3	＋ 43.5

なお、当社単体の業績予想及び年間配当予想に関する修正はありません。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

（ご参考）

1．三井住友銀行の業績予想（平成16年3月期、単体）

（単位：億円）

	今回予想 (①)	前回予想 (②)	増減額 (①－②)
業務純益（一般貸倒引当前）	10,000	10,000	－
経常利益	1,850	2,000	△ 150
当期純利益	3,000	2,000	＋ 1,000
与信関係費用	△ 8,000	△ 7,000	△ 1,000
株式等損益 うち償却額	1,000 △ 100		

	16/3末見込 (①)	15/3末実績 (②)	増減額 (①－②)
その他有価証券評価損益	5,560	△ 179	＋ 5,739
株式	6,510	△ 1,524	＋ 8,034
その他	△ 950	1,345	△ 2,295

(注)減損処理後

2．三井住友銀行の金融再生法開示債権の見込（平成16年3月末、単体）

（単位：億円）

	16/3末見込	15/3末実績	14/3末実績
金融再生法開示債権	28,100	52,613	59,203

16/3末計画 （年度期初策定）
39,000

◎15/3末比約２．５兆円の削減を行い、水準では14/3末比半分以下まで減少

⇒　期初策定の16/3末計画を大幅（１兆円強）に超過達成

3．連結自己資本比率の見込（平成16年3月末）

	16/3末見込	15/3末実績
三井住友ﾌｨﾅﾝｼｬﾙｸﾞﾙｰﾌﾟ	11%台半ば	10.10%

以　上

Exhibit A2(d)
(English Translation)

Revision of Consolidated Earnings Forecast
for Fiscal 2003 Ended March 31, 2004

TOKYO, April 28, 2004 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG") announced today its revision of consolidated earnings forecast for the fiscal year ended March 31, 2004 (Fiscal 2003).

SMFG today revised the consolidated earnings forecast for the fiscal year ended March 31, 2004 mainly because its consolidated subsidiary, Sumitomo Mitsui Banking Corporation ("SMBC") expects a strong profit growth due to the following reasons:

SMBC expects to record a high level of gains on stocks due to stock price recovery and extraordinary gains related to the return of substitutional portion of its pension fund in the amount of approximately 60 billion yen, offsetting an increase of credit cost related to off-balancing compared with the previous forecasts that were announced in November 2003.

(Billions of yen, %)

	Ordinary income	Ordinary profit	Net income
Previous forecast (Nov. 2003) (A)	3,500	320	230
Revised forecast (B)	3,500	340	330
Change (B-A)	-	20	100
Percentage change (%)	-	6.3	43.5

SMFG's non-consolidated earnings and annual dividends forecasts for the fiscal year ended March 31, 2004 are not revised.

Appendix

1. SMBC's Non-consolidated Earnings Forecast for the fiscal year ended March 31, 2004

(Billions of yen)

	Revised Forecast (1)	Previous Forecast (2)	Change (1) – (2)
Banking profit (excluding transfer to general reserve for possible loan losses)	1,000	1,000	-
Ordinary profit	185	200	(15)
Net income	300	200	100

Total credit cost	(800)	(700)	(100)
Net gains on stocks [Losses on devaluation of stocks]	100 (10)		

	March 31, 2004 (Estimate) (1)	March 31, 2003 Result (2)	Change (1) – (2)
Net unrealized gains (losses) on other securities	556	(17.9)	573.9
Stocks	651	(152.4)	803.4
Others	(95)	134.5	(229.5)

2. Problem Assets based on the Financial Reconstruction Law (SMBC, Non-consolidated)

(Billions of yen)

	March 31, 2004 (Estimate)	March 31, 2003 Result	March 31, 2002 Result
Problem assets based on the Financial Reconstruction Law	2,810	5,261.3	5,920.3

March 31, 2004 (Target planned at beginning of Fiscal 2003)
3,900

SMBC expects to have reduced problem assets by approximately 2.5 trillion yen during this fiscal year, to the level less than half of March 2002.

>>> Substantially smaller (by more than 1 trillion yen) NPL amount for March 31, 2004 is going to be attained than planned at the beginning of Fiscal 2003.

3. Consolidated Capital Ratio

	March 31, 2004 (Estimate)	March 31, 2003 Result
Sumitomo Mitsui Financial Group	Approximately 11.5 %	10.10 %

Exhibit A2(e)

平成16年4月30日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号　８３１６）

当社連結子会社（株式会社関西アーバン銀行）の平成16年3月期業績予想の修正について

当社の連結子会社である株式会社関西アーバン銀行が、平成15年11月25日の中間決算発表時に公表した平成16年3月期（平成15年4月1日～平成16年3月31日）の業績予想を別添資料のとおり修正しましたのでお知らせ致します。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

平成16年4月30日

各　　位

会 社 名　株式会社　関西アーバン銀行
代表者名　頭　　取　伊藤　忠彦
（コード番号　8545　大証第一部）
問合せ先　財務企画部長　正岡　重哉
電話番号　06-6281-7000（代表）

平成16年3月期の業績予想の修正に関するお知らせ

1．業績予想の修正（平成15年4月1日～平成16年3月31日）

平成16年3月期業績予想について、平成15年11月25日中間決算発表時の業績予想を下記のとおり修正いたします。

（単位：百万円）

	連結ベース			単体ベース		
	経常収益	経常利益	当期純利益	経常収益	経常利益	当期純利益
前回発表予想（A）	59,000	14,600	5,000	38,000	8,800	18,000
今回修正予想（B）	71,200	10,300	5,700	40,600	6,800	19,300
増減額（B－A）	+12,200	△4,300	+700	+2,600	△2,000	+1,300
増減率	+20.6%	△29.4%	+14.0%	+6.8%	△22.7%	+7.2%

2．修正の理由

連結業績予想につきましては、今決算が平成16年2月1日の合併後、関西アーバン銀行として初めての決算となりますことから、連結決算特有の会計処理に伴う連結調整により、連結経常収益は前回予想比122億円の上方修正に、連結経常利益は前回予想比43億円の下方修正となります。

単体業績予想につきましては、住宅ローンをはじめとする貸出金が前期比 7.8%と順調に増加したこと等に伴い、銀行の本業での収益力を示すコア業務純益が、中間決算発表時の118億円を大きく上回る128億円を確保する見込みとなったこと等により、経常収益は前回予想比26億円の増加となります。一方、経常利益につきましては、債権売却等、抜本的な不良債権処理を一層推し進めた結果、前回予想比20億円の減少となります。

不良債権比率につきましては、5.77%前後となる見込みであります。主要行に対しては金融再生プログラムにて平成14年3月末の主要行平均8.4%を平成17年3月末に半分程度に縮減することが謳われておりますが、地銀である当行としても平成14年3月末12.48%を約53%縮減したことになります。

さらに、単体自己資本比率につきましては、8.65%前後となる見込みであり、自己資本の基本的項目に占める税効果依存度につきましても、平成15年3月期の51.3%から大幅に改善し27.2%となる見込みであります。

以　上

（ご参考）

（1）経営指標の推移（単体ベース）

（単位：億円）

	平成12年3月期 実　績	平成13年3月期 実　績	平成14年3月期 実　績	平成15年3月期 実　績	平成16年3月期 見　込
コア業務純益	87	100	103	110	128
経常利益	21	59	33	47	68
当期純利益	11	32	14	21	193
自己資本比率	7.84%	8.20%	8.58%	8.49%	8.65%
税効果依存度（対Tier 1 比率）	73.2%	63.4%	65.1%	51.3%	27.2%
コアＲＯＡ	0.75%	0.87%	0.86%	0.88%	0.75%
コアＲＯＥ	23.1%	24.9%	24.9%	26.0%	23.6%
コアＯＨＲ	65.8%	62.4%	61.5%	59.7%	60.1%
不良債権比率	10.73%	13.57%	12.48%	10.39%	5.77%

※平成11年度～14年度実績は、旧関西銀行単独の計数

（2）預貸金の推移（旧関西銀行・旧関西さわやか銀行の単純合算）

（単位：億円）

			平成14年3月期 実　績	平成15年3月期 実　績	前期比	平成16年3月期 見　込	前期比
円・預金残高			18,084	18,241	+157	18,816	+575
	うち　個人預金		12,967	13,447	+480	14,243	+796
円・貸出金残高			14,389	15,484	+1,095	16,697	+1,213
	うち　住宅ローン		4,711	5,257	+546	5,928	+671
年増率	円・預金残高		2.0%	0.8%	△1.2%	3.1%	+2.3%
		うち　個人預金	1.3%	3.7%	+2.4%	5.9%	+2.2%
	円・貸出金残高		2.9%	7.6%	+4.7%	7.8%	+0.2%
		うち　住宅ローン	7.6%	11.5%	+3.9%	12.7%	+1.2%

Exhibit A2(e)
(English Translation)

Sumitomo Mitsui Financial Group Announces Revision of Earnings Forecast For Fiscal Year ended March 31, 2004 (Fiscal 2003) for Its Consolidated Subsidiary, Kansai Urban Banking Corporation

TOKYO, April 30, 2004 --- Sumitomo Mitsui Financial Group, Inc. announced today that its consolidated subsidiary, Kansai Urban Banking Corporation, has revised its earnings forecast for the fiscal year ended March 31, 2004 (Fiscal 2003), which was previously published on November 25, 2003 (see Appendix).

(Appendix)

Kansai Urban Banking Corporation Announces Revision of Earnings Forecast for Fiscal Year ended March 31, 2004 (Fiscal 2003)

OSAKA, Japan, April 30, 2004--- Kansai Urban Banking Corporation ("KUBC") announced today the revision of earnings forecast for the fiscal year ended March 31, 2004 (Fiscal 2003), which was previously published on November 25, 2003.

1. Revision of Earnings Forecast (Fiscal 2003)

(Millions of yen)

	(Consolidated)			(Non-consolidated)		
	Total income	Ordinary profit	Net income	Total income	Ordinary profit	Net income
Previous forecast (A)	59,000	14,600	5,000	38,000	8,800	18,000
Revised forecast (B)	71,200	10,300	5,700	40,600	6,800	19,300
Difference (B)－(A)	12,200	(4,300)	700	2,600	(2,000)	1,300
Percentage change	20.6%	(29.4%)	14.0%	6.8%	(22.7%)	7.2%

2. Reason for Revision

Fiscal 2003 is the first fiscal term for Kansai Urban Banking Corporation since it was established through the merger of The Bank of Kansai, Ltd. and The Kansai Sawayaka Bank on February 1, 2004.

Consolidated Total income and Ordinary profit are expected to have increased by 12.2 billion yen and decreased by 4.3 billion yen, respectively, from the previous forecasts due to adjustments related to consolidated accounting.

Regarding non-consolidated earnings forecast, Core banking profit is expected to have been 12.8 billion yen, increased from the previous forecast of 11.8 billion yen, mainly due to the steady increase in home mortgages and other loans (year-over-year increase by 7.8%). Consequently, Total income is expected to have increased by 2.6 billion yen from the previous forecast. On the other hand, Ordinary profit is expected to have decreased by 2.0 billion yen from the previous forecast due to further drastic disposal of NPLs.

The Program for Financial Revival calls for major banks' NPL ratio to be cut to half by the end of Fiscal 2004 from the average 8.4% at the end of Fiscal 2001. As a regional bank, Kansai Urban Banking Corporation has been sharply reducing its NPLs and the NPL ratio at the end of Fiscal 2003 is expected to be 5.77%, decreased approximately 53% from 12.48% at the end of Fiscal 2001.

Capital ratio is expected to have been approximately 8.65%. Deferred tax assets are expected to have accounted for 27.2 % of Tier I capital – substantially reduced from 51.3% at the end of Fiscal 2002.

(Reference)

1. Major Indicators (Non-consolidated)

(Billions of yen)

	2000/3 Actual	2001/3 Actual	2002/3 Actual	2003/3 Actual	2004/3 Estimate
Core banking profit	8.7	10.0	10.3	11.0	12.8
Ordinary profit (loss)	2.1	5.9	3.3	4.7	6.8
Net income (loss)	1.1	3.2	1.4	2.1	19.3
Capital ratio	7.84%	8.20%	8.58%	8.49%	8.65%
Deferred tax assets / Tier I	73.2%	63.4%	65.1%	51.3%	27.2%
Core ROA	0.75%	0.87%	0.86%	0.88%	0.75%
Core ROE	23.1%	24.9%	24.9%	26.0%	23.6%
Core OHR	65.8%	62.4%	61.5%	59.7%	60.1%
NPL ratio	10.73%	13.57%	12.48%	10.39%	5.77%

*2000/3 to 2003/3 Actual: Non-consolidated results of the former Bank of Kansai, Ltd.

2. Yen Deposits and Yen Loans
(Sum of non-consolidated figures of the former Bank of Kansai, Ltd. and Kansai Sawayaka Bank)

(Billions of yen)

	2002/3 Actual	2003/3 Actual	change	2004/3 Estimate	change
Yen deposits	1,808.4	1,824.1	15.7	1,881.6	57.5
Individuals' deposits	1,296.7	1,344.7	48.0	1,424.3	79.6
Yen loans	1,438.9	1,548.4	109.5	1,669.7	121.3
Housing loans	471.1	525.7	54.6	592.8	67.1
(Year-over-year Change)					
Yen deposits	2.0%	0.8%	(1.2%)	3.1%	2.3%
Individuals' deposits	1.3%	3.7%	2.4%	5.9%	2.2%
Yen loans	2.9%	7.6%	4.7%	7.8%	0.2%
Housing loans	7.6%	11.5%	3.9%	12.7%	1.2%

平成16年5月24日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

（訂正）平成16年3月期中間決算短信の訂正について

平成16年3月期中間期の自己資本比率に誤りがありましたので、以下のとおり訂正いたします。

Ⅰ．平成16年3月期中間期の自己資本比率の訂正について

1．三井住友フィナンシャルグループ

連結自己資本比率（第一基準）

（単位　億円、％）

	訂正後	訂正前	比較
（1）自己資本比率	10.95	10.94	0.01
（2）Tier Ⅰ	34,688	34,688	－
うちその他有価証券の評価差損	－	－	－
（3）Tier Ⅱ	32,353	32,357	△　3
①Tier Ⅱに算入された有価証券含み益	1,272	1,272	－
②Tier Ⅱに算入された土地再評価差額金	692	692	－
③Tier Ⅱに算入された一般貸倒引当金	7,374	7,377	△　3
④Tier Ⅱに算入された劣後ローン(社債)残高	23,015	23,015	－
（4）控除項目	△　2,441	△　2,441	－
（5）自己資本（2）＋（3）－（4）	64,601	64,604	△　3
（6）リスクアセット	589,920	590,170	△　250

2. 三井住友銀行

(1) 連結自己資本比率（国際統一基準）

（単位　億円、％）

	訂正後	訂正前	比較
（1）自己資本比率	11.21	11.21	－
（2）Tier Ⅰ	32,025	32,025	－
うちその他有価証券の評価差損	－	－	－
（3）Tier Ⅱ	31,907	31,911	△ 3
①Tier Ⅱに算入された有価証券含み益	1,264	1,264	－
②Tier Ⅱに算入された土地再評価差額金	692	692	－
③Tier Ⅱに算入された一般貸倒引当金	7,095	7,098	△ 3
④Tier Ⅱに算入された劣後ローン(社債)残高	22,856	22,856	－
（4）控除項目	△ 264	△ 264	－
（5）自己資本 (2) + (3) - (4)	63,669	63,672	△ 3
（6）リスクアセット	567,634	567,884	△ 250

(2) 単体自己資本比率（国際統一基準）

（単位　億円、％）

	訂正後	訂正前	比較
（1）自己資本比率	11.52	11.51	0.01
（2）Tier Ⅰ	30,760	30,760	－
うちその他有価証券の評価差損	－	－	－
（3）Tier Ⅱ	30,760	30,760	－
①Tier Ⅱに算入された有価証券含み益	1,282	1,282	－
②Tier Ⅱに算入された土地再評価差額金	621	621	－
③Tier Ⅱに算入された一般貸倒引当金	6,611	6,616	△ 5
④Tier Ⅱに算入された劣後ローン(社債)残高	22,246	22,241	5
（4）控除項目	△ 554	△ 554	－
（5）自己資本 (2) + (3) - (4)	60,965	60,965	－
（6）リスクアセット	528,853	529,265	△ 412

Ⅱ．平成16年3月期中間期決算短信及び決算説明資料の訂正箇所

上記Ⅰ.の訂正に伴って、平成15年11月25日に公表した平成16年3月期中間決算短信(連結）及び決算説明資料において訂正した箇所は以下のとおりであります。

1．決算短信（連結）

○　1ページ

1．平成15年9月中間期の連結業績（平成15年4月1日～平成15年9月30日）

(2) 連結財政状態

連結自己資本比率（第一基準）

（訂正前）［速報値］10.94％

（訂正後）10.95％

○　7ページ

Ⅲ．経営成績及び財政状態

1．当中間連結会計期間の概況

（訂正前）

(6) 自己資本比率（第一基準）（速報値）

連結自己資本比率が10.94％となりました。

（訂正後）

(6) 自己資本比率（第一基準）

連結自己資本比率が10.95％となりました。

2．決算説明資料

○　7ページ

8．自己資本比率【連結】

（訂正前）

（単位　億円、％）

	15年9月末			15年3月末	14年9月末
	［速報値］	15年3月末比	14年9月末比		
(1) 自己資本比率	10.94	0.84	0.57	10.10	10.37
(2) Tier Ⅰ	34,688	2,129	875	32,559	33,813
うちその他有価証券の評価差損	－	242	5,124	△ 242	△ 5,124
(3) Tier Ⅱ	32,357	2,741	△ 805	29,616	33,162
①Tier Ⅱに算入された有価証券含み益	1,272	1,272	1,272	－	－
②Tier Ⅱに算入された土地再評価差額金	692	△ 25	△ 117	717	809
③Tier Ⅱに算入された一般貸倒引当金	7,377	△ 19	△ 496	7,396	7,873
④Tier Ⅱに算入された劣後ローン(社債)残高	23,015	1,512	△ 1,466	21,503	24,481
(4) 控除項目	2,441	55	800	2,386	1,641
(5) 自己資本 (2)＋(3)－(4)	64,604	4,815	△ 731	59,789	65,335
(6) リスクアセット	590,170	△ 1,498	△ 39,642	591,668	629,812

（訂正後）

（単位　億円、％）

	15年９月末	15年３月末比	14年９月末比	15年３月末	14年９月末
（1）自己資本比率	10.95	0.85	0.58	10.10	10.37
（2）Tier Ⅰ	34,688	2,129	875	32,559	33,813
うちその他有価証券の評価差損	−	242	5,124	△ 242	△ 5,124
（3）Tier Ⅱ	32,353	2,737	△ 809	29,616	33,162
①Tier Ⅱに算入された有価証券含み益	1,272	1,272	1,272	−	−
②Tier Ⅱに算入された土地再評価差額金	692	△ 25	△ 117	717	809
③Tier Ⅱに算入された一般貸倒引当金	7,374	△ 22	△ 499	7,396	7,873
④Tier Ⅱに算入された劣後ローン(社債)残高	23,015	1,512	△ 1,466	21,503	24,481
（4）控除項目	2,441	55	800	2,386	1,641
（5）自己資本 (2) + (3) - (4)	64,601	4,812	△ 734	59,789	65,335
（6）リスクアセット	589,920	△ 1,748	△ 39,892	591,668	629,812

○　24ページ

（ご参考）三井住友銀行の中間財務諸表等

1. 三井住友銀行の平成15年度中間期経営指標等

【三井住友銀行単体】

単体自己資本比率（国際統一基準）

（訂正前）【速報値】11.51％

（訂正後）11.52％

以　上

【本件に関するお問合せ先】

広報部　古舘　　ＴＥＬ：03－5512－2678

(English Translation)

Correction in Capital Ratio As of September 30, 2003

TOKYO, May 24, 2004 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG") and its subsidiary, Sumitomo Mitsui Banking Corporation ("SMBC") announced today the correction in their capital ratios as of September 30, 2003.

I. Correction in Capital Ratio as of September 30, 2003

1. SMFG

Consolidated Capital Ratio

(Billions of yen, %)

	After correction	Before correction	Difference
(1) Capital ratio	10.95	10.94	0.01
(2) Tier I	3,468.8	3,468.8	-
Net unrealized losses on other securities	-	-	-
(3) Tier II	3,235.3	3,235.7	(0.3)
(a) Unrealized gains on securities	127.2	127.2	-
(b) Land revaluation excess	69.2	69.2	-
(c) General reserve for possible loan losses	737.4	737.7	(0.3)
(d) Subordinated debt	2,301.5	2,301.5	-
(4) Subtraction items	(244.1)	(244.1)	-
(5) Total capital (2)+(3)-(4)	6,460.1	6,460.4	(0.3)
(6) Risk-adjusted assets	58,992.0	59,017.0	(25.0)

2. SMBC

(1) Consolidated Capital Ratio

(Billions of yen, %)

	After correction	Before correction	Difference
(1) Capital ratio	11.21	11.21	-
(2) Tier I	3,202.5	3,202.5	-
Net unrealized losses on other securities	-	-	-
(3) Tier II	3,190.7	3,191.1	(0.3)
(a) Unrealized gains on securities	126.4	126.4	-
(b) Land revaluation excess	69.2	69.2	-
(c) General reserve for possible loan losses	709.5	709.8	(0.3)
(d) Subordinated debt	2,285.6	2,285.6	-
(4) Subtraction items	(26.4)	(26.4)	-
(5) Total capital (2)+(3)-(4)	6,366.9	6,367.2	(0.3)
(6) Risk-adjusted assets	56,763.4	56,788.4	(25.0)

(2) Non-consolidated Capital Ratio

(Billions of yen, %)

	After correction	Before correction	Difference
(1) Capital ratio	11.52	11.51	0.01
(2) Tier I	3,076.0	3,076.0	-
Net unrealized losses on other securities	-	-	-
(3) Tier II	3,076.0	3,076.0	-
(a) Unrealized gains on securities	128.2	128.2	-
(b) Land revaluation excess	62.1	62.1	-
(c) General reserve for possible loan losses	661.1	661.6	(0.5)
(d) Subordinated debt	2,224.6	2,224.1	0.5
(4) Subtraction items	(55.4)	(55.4)	-
(5) Total capital (2)+(3)-(4)	6,096.5	6,096.5	-
(6) Risk-adjusted assets	52,885.3	52,926.5	(41.2)

II. Correction in Press Release Announced on November 25, 2003

SMFG hereby revised the press release on the financial results for the six months ended September 30, 2003 announced on November 25, 2003 as follows:

1. Consolidated Financial Results for the Six Months ended September 30, 2003

Page 1

1. Financial Results (for the Six Months ended September 30, 2003)

(2) Financial Position

Capital Ratio (BIS Guidelines)

(Before correction) [Preliminary] 10.94%

(After correction) 10.95%

Page 7

III. Operating Results and Financial Position

1. Overview of Consolidated Operating Results and Financial Position as of and for the Six Months Ended September 30, 2003

(Before correction)

(6) Capital Ratio (BIS Guideline) [Preliminary]

Capital ratio was 10.94% on a consolidated basis.

(After correction)

(6) Capital Ratio (BIS Guideline)

Capital ratio was 10.95% on a consolidated basis.

2. Supplementary Information

Page 7

8. Capital Ratio <Consolidated>

(Before correction)

(Billions of yen, %)

	Sep. 30, 2003 (a)			March 31, 2003	Sep. 30, 2002
	[Preliminary]	(a) - (b)	(a) - (c)	(b)	(c)
(1) Capital ratio	10.94	0.84	0.57	10.10	10.37
(2) Tier I	3,468.8	212.9	87.5	3,255.9	3,381.3
Net unrealized losses on other securities	-	24.2	512.4	(24.2)	(512.4)
(3) Tier II	3,235.7	274.1	(80.5)	2,961.6	3,316.2
(a) Unrealized gains on securities	127.2	127.2	127.2	-	-
(b) Land revaluation excess	69.2	(2.5)	(11.7)	71.7	80.9
(c) General reserve for possible loan losses	737.7	(1.9)	(49.6)	739.6	787.3
(d) Subordinated debt	2,301.5	151.2	(146.6)	2,150.3	2,448.1
(4) Subtraction items	244.1	5.5	80.0	238.6	164.1
(5) Total capital (2)+(3)-(4)	6,460.4	481.5	(73.1)	5,978.9	6,533.5
(6) Risk-adjusted assets	59,017.0	(149.8)	(3,964.2)	59,166.8	62,981.2

(After correction)

(Billions of yen, %)

	Sep. 30, 2003 (a)			March 31, 2003	Sep. 30, 2002
		(a) - (b)	(a) - (c)	(b)	(c)
(1) Capital ratio	10.95	0.85	0.58	10.10	10.37
(2) Tier I	3,468.8	212.9	87.5	3,255.9	3,381.3
Net unrealized losses on other securities	-	24.2	512.4	(24.2)	(512.4)
(3) Tier II	3,235.3	273.7	(80.9)	2,961.6	3,316.2
(a) Unrealized gains on securities	127.2	127.2	127.2	-	-
(b) Land revaluation excess	69.2	(2.5)	(11.7)	71.7	80.9
(c) General reserve for possible loan losses	737.4	(2.2)	(49.9)	739.6	787.3
(d) Subordinated debt	2,301.5	151.2	(146.6)	2,150.3	2,448.1
(4) Subtraction items	244.1	5.5	80.0	238.6	164.1
(5) Total capital (2)+(3)-(4)	6,460.1	481.2	(73.4)	5,978.9	6,533.5
(6) Risk-adjusted assets	58,992.0	(174.8)	(3,989.2)	59,166.8	62,981.2

Page 24

[Reference] Financial Statements of SMBC

1. Financial Highlights of Sumitomo Mitsui Banking Corporation's Results for the Six Months ended September 30, 2003

[Non-consolidated]

Capital ratio (BIS Guidelines)

(Before correction) [preliminary] 11.51%

(After correction) 11.52%